
02030658

Turning Vision into [illegible]

Guilford Pharmaceuticals 2001 Annual Report



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Dear Fellow Shareholders:

Nine years ago when Guilford was founded, we had a vision: to become a fully integrated pharmaceutical company capable of discovering, developing, marketing and selling our own products. At the time, this seemed an ambitious undertaking. But today, we're realizing this goal, and turning what was once only a vision into tangible value for stockholders.



Craig R. Smith M.D.
Chairman and Chief Executive Officer

Realizing Value from Vision in 2001

The past year was instrumental in seeing us fulfill this vision, for several reasons. During the year, we completed our evolution into a fully integrated pharmaceutical company, and achieved important milestones in clinical development, which have increased the probability of commercial success for many of our product candidates. We enhanced our financial position to support our growth and re-launched GLIADEL® Wafer, achieving a 42 percent increase in unit sales.

In 2001, Guilford made significant progress scientifically, financially and organizationally that will allow us to realize the full value of our vision.

• First, we created a multi-faceted U.S. commercial operation, which includes capabilities in sales, marketing, medical affairs and reimbursement. These capabilities give us the power to commercialize new medical treatments for neurological, surgical and critical care markets. Moreover, the professional staff we've attracted, and the plan they've created to raise Guilford's profile in our targeted healthcare markets, provide us with a distinct competitive advantage we intend to use in the years ahead. We also undertook initiatives to expand our presence globally. For example, we formed Guilford Pharmaceuticals Canada as a wholly-owned subsidiary targeting sales of GLIADEL® Wafer to America's largest trading partner; and we identified international distributors in Europe and Asia, with the intent of entering into agreements for the distribution of GLIADEL® Wafer in 2002.

• With our North American commercial infrastructure in place, we re-launched GLIADEL® Wafer – following reacquisition of the technology in late 2000 – and were rewarded with a sizeable increase in sales. At year-end, we achieved $20.4 million in revenues for GLIADEL® Wafer, representing a 42 percent increase in unit sales over the previous year. We're very proud of this accomplishment since it provides tangible evidence that Guilford's commercial organization is fully capable of expertly marketing our products.

• As expected, in April 2001, we submitted a supplemental New Drug Application to expand the labeled indication for GLIADEL® Wafer to include patients newly diagnosed with malignant glioma. In December, we received a favorable recommendation on our sNDA from the Oncologic Drugs Advisory Committee. However, we were disappointed to receive a non-approvable letter from the FDA in March 2002. We are continuing to seek licensure of GLIADEL® Wafer for initial surgery in the United States, and will work with the agency to address the issues raised in their letter.

• We successfully completed Phase I clinical trials for two of our most promising product candidates, AQUAVAN™ Injection and GPI 5693, a proprietary NAALADase inhibitor, and commenced another Phase I trial for a third product candidate, LIDOMER™ Microspheres. These developments are important milestones in the process of bringing a new drug to market.

• Underscoring how opportunistic our team can be, we moved quickly following Amgen's decision to discontinue testing of GPI 1485 (formerly NIL-A), and are completing our own evaluation of GPI 1485 for Parkinson's disease. We are also exploring its potential usefulness in treating or preventing nerve damage following prostate surgery.

Product Portfolio


Market
NDA
Phase III
Phase II
Phase I
Preclinical
Research
GLIADEL® Wafer Recurrent Surgery
GPI 14
GPI 5693
LIDOMER™ Microspheres
PARP Inhibitors
Other CNS Products
GLIADEL® Wafer Initial Surgery
AQUAVAN™ Injection
PACLIMER® Microspheres Ovarian Cancer
PACLIMER® Microspheres Lung Cancer
Other Biopolymer Products

• Finally, we successfully raised $99 million during a turbulent period in the capital markets. These proceeds are helping to fund the advancement of products in our development pipeline, which today is replete with short, medium and long-term commercial opportunities.

• In summary, we've strengthened the foundation for Guilford's future success, which is now supported by three important pillars: a successful commercial infrastructure, advancing product development, and a strong financial position.

Looking Ahead: Advancing into Later-Stage Clinical Trials

Guilford has never had so many promising product opportunities. In fact, this is the year we will begin Phase II trials for one of our most exciting product candidates and advance clinical development for three additional products.

• After successful Phase I trials to test safety last year, we plan to begin Phase II testing of AQUAVAN™ Injection this spring in Europe. AQUAVAN™ Injection is a prodrug of the world's most widely used anesthetic, propofol. Our Phase II trials will test the product's effectiveness in inducing and maintaining anesthesia in patients undergoing cardiac surgery and for patients receiving monitored anesthesia care. Our goal is to commercialize AQUAVAN™ Injection as rapidly as possible, thus providing physicians and patients with a potentially safer, more potent alternative for surgery and intensive care applications – and Guilford with a product targeting a significant market.

• Currently, we are finishing Phase I testing of LIDOMER™ Microspheres, a slow release, site-specific biopolymer formulation of lidocaine, a widely-used pain medication. Preliminary Phase I results have demonstrated LIDOMER™ Microspheres appears to be well-tolerated by patients.

• We are in the midst of Phase I/II clinical testing of PACLIMER® Microspheres, another of our biopolymer product candidates. In the current study, which is expected to be complete this year, PACLIMER® Microspheres is being evaluated as a novel biopolymer delivery mechanism for paclitaxel, a widely-used chemotherapeutic agent, to treat advanced ovarian cancer. We're also initiating Phase I testing of PACLIMER® Microspheres in patients with non-small cell lung cancer.

• Phase I testing of GPI 5693 will be complete this spring, but preliminary results give us confidence that this novel compound – aimed at controlling or reducing the severe pain associated with diabetic neuropathy – will prove to be well tolerated. GPI 5693 is just one of several compounds we have identified from a class of drugs Guilford developed called NAALADase inhibitors. In fact, we have subsequently identified compounds that are 100 times more potent than GPI 5693, giving us additional development options in our NAALADase program.

2002 Agenda

We have three major items on our 2002 agenda:

• Support our products as they move into later-stage clinical trials. In 2002, we plan to focus our resources on programs that offer the most attractive risk/reward benefit. This doesn't just mean investing in the design and completion of Phase II trials. In some cases, it may see us add corporate partners who can complement our development efforts on a global basis. Progression into later stages of development makes the addition of partners in 2002 more likely. For example, we believe our NAALADase program would be ideal for a corporate partnership, and are working to secure a worldwide corporate partnership for this technology.

Analysis of Products in Development



Probability of Success
Over 50%
50% – 25%
Estimated Market Potential
>$1B
<$750M
<$500M
<$250M
<$100M
Estimated Years to Market
>7yrs
>5yrs
>3yrs
>1yr
AQUAVAN™ Injection
GPI 5693
GPI 1485
LIDOMER™ Microspheres
Other CNS Products
GLIADEL® Wafer Initial Surgery
PACLIMER® Microspheres Ovarian Cancer
PARP Inhibitors
PACLIMER® Microspheres Lung Cancer
Other Biopolymer Products

• Expand business opportunities by continuing to support the sale of GLIADEL® Wafer, both in the United States and internationally, and by pursuing strategic in-licensing opportunities to leverage the capabilities of our commercial organization. While we do not expect sales of GLIADEL® Wafer to increase materially in 2002, we are seeking authorization to market GLIADEL® Wafer for initial surgery in Europe, and will be establishing distribution arrangements in key global markets to assist this effort. We will also continue to work with the FDA to resolve the issues raised during the review of our sNDA. Finally, we're intensifying our efforts to in-license additional products for our sales force, which complement our focus in the hospital market.

• Preserve our financial stability by controlling costs and improving operational excellence. Our goal is to limit our cash burn rate in 2002 and keep a careful eye on our expenses. To achieve this goal, we intend to focus our resources on programs that have the most attractive risk/return profile and seek partnerships that will maximize our resources and opportunities.

Turning Vision Into Value

While much has changed for Guilford in the past year, one thing has not: Our vision. We remain committed to using all the tools at our disposal to develop novel technologies for the neurological, surgical and critical care markets, and by virtue of our success in this process – turning our vision into value for our stockholders. This is a vision shared, not just by the Board of Directors, but by all of the professionals at Guilford who have a personal and financial stake in our success.

On behalf of the Board, I would like to thank the employees of Guilford for their dedication in 2001. I would also like to sincerely thank Rich Casey, who is not standing for re-election to our Board this year. Rich played a pivotal role in founding Guilford and we are grateful for his dedication, guidance and innumerable contributions over the years.

Finally, I wish to acknowledge you, our stockholders, for your continued interest and support.

Yours sincerely,



Craig R. Smith, M.D.
Chairman of the Board and
Chief Executive Officer


Turning
ent to
zation



We have long believed that in the pharmaceutical industry, value creation is more than just product discovery and development. It's the ability to bring products to market effectively that determines if a new medicine reaches its full commercial potential.

In 2001, we tested this belief by expanding the breadth of our business model to encompass – for the first time – a full-scale commercial operation. The result? We energized the market for GLIADEL® Wafer, our flagship product for brain cancer, and increased unit sales of GLIADEL® Wafer 42 percent, to $20.4 million.

Our success is testament to the exceptional people we've attracted to our commercial organization, and the plan they're following to maximize Guilford's market presence. Representing a broad spectrum of disciplines, including sales, marketing, reimbursement and medical affairs, these professionals bring together an extensive network of contacts, a track record of sales success, and on average, more than a decade of relevant commercial experience.

Building a Fully Integrated Pharmaceutical Company

Working together under the direction of David Wright, our President and Chief Business Officer – an industry veteran with a reputation for achieving superior results – we've made rapid and dramatic inroads in the neurosurgical market, and executed on a plan that has raised awareness of Guilford within our target markets.

But, this is just the beginning. By adding these new dimensions to our business model, we have transformed Guilford into a fully integrated pharmaceutical company and helped establish it among a select group of companies in our industry capable of discovering, developing, manufacturing and marketing their own products. This opens up exciting new possibilities for us and we're hard at work building on our momentum through additional expansion of our GLIADEL® Wafer franchise and enhanced business development initiatives to fuel additional opportunities for growth.


GLIADEL Wafer
(polifeprosan 20 with
carmustine implant)

Over a decade ago, scientists at The Johns Hopkins University and M.I.T. conceived of a revolutionary new idea: using a biodegradable polymer to deliver site-specific chemotherapy for patients with brain cancer.

The purpose: to deliver high concentrations of chemotherapy directly to the site of a brain tumor, while minimizing drug levels – and side effects – elsewhere in the body. The result? In 1996, Guilford made history by commercializing the first new treatment for recurrent brain cancer to be approved for use in the United States in over two decades, GLIADEL® Wafer.

This year, we're turning to an exciting new chapter in GLIADEL® Wafer's history and hope to continue the momentum we established in 2001, by attempting to bring the benefits of treatment with GLIADEL® Wafer to even broader markets.

But simply reaching our target markets is not sufficient. Our goal is to establish GLIADEL® Wafer as a standard of care for brain cancer therapy – along with surgery and radiation. To help us achieve this goal, we've established a comprehensive and dynamic product marketing strategy, which has already generated results.

In 2001, we embarked on a nationwide public awareness program, which saw our medical affairs group conduct more than 150 presentations to familiarize healthcare professionals with GLIADEL® Wafer's benefits. This ambitious program will continue in 2002 as we target our promotional activities at an even broader market.

Expanding the Benefits of GLIADEL® Wafer

We also reached out to the global patient community by participating in *www.virtualtrials.com,* a web site devoted to brain cancer awareness and education, and produced helpful literature and letters of medical necessity to fully support patients and healthcare providers. And, we established a comprehensive reimbursement program called CaRe (Case Management and Reimbursement Assistance), which provides healthcare professionals and hospitals with the necessary resources to facilitate the reimbursement process for GLIADEL® Wafer.

Clearly, our quest to bring the benefits of this important treatment to patients worldwide has only just begun. After a very promising start in 2001, we're committed to intensifying our efforts. First, by establishing a network of distributors to extend our presence globally in key healthcare markets, and second, by continuing to seek authorization to expand the labeled indication for GLIADEL® Wafer for use in patients newly diagnosed with malignant brain cancer.


Turning
an idea into a
standard of care

Turning

need


CAUTION: NEW
Store refrigerated
Protect from freezing
Lot No.: 1214-10
Manufacture Date:

Since inception, our goal has been to turn vision into value by translating novel ideas into commercially viable pharmaceutical products. GLIADEL® Wafer was the first example of the successful execution of this strategy. Now, we're focused on advancing the next generation of product candidates through development and into the marketplace.

Today, AQUAVAN™ Injection, stands at the forefront of our development pipeline. Although not discovered at Guilford, we've followed an opportunistic product strategy, which focuses on developing products with the most attractive risk/benefit profile for our shareholders.

We believe AQUAVAN™ Injection fits this profile. A prodrug of the world's most successful anesthetic – propofol, AQUAVAN™ Injection has a unique product profile, which may capture some of the benefits of propofol, and other sedative/hypnotic agents, while avoiding some of the drawbacks. If we're correct, the return could be substantial. Consider that the worldwide market for anesthetics is estimated at over a billion dollars annually.

Regarded as the drug of choice by anesthesiologists, propofol presently commands the largest share of the total anesthesia market,

Moving AQUAVAN™ Injection Into Later-Stage Clinical Trials

with estimated U.S. sales last year of approximately $400 million. However, despite its widespread acceptance, propofol may have certain limitations. Because it is formulated in an oil-based emulsion, there is an increased risk that patients receiving it may suffer side effects that may include depressed respiration and blood pressure, reduced heart rate and an increase in blood lipid levels.

In contrast, AQUAVAN™ Injection is formulated in a water soluble solution, which may be easier to produce and use – and possibly obviate some of the side effects experienced with propofol. In fact, preliminary clinical studies suggest that it may offer enhanced safety, stability, predictability and a smoother offset and recovery compared to propofol.

With the goal of bringing these potential benefits to market as quickly as possible, we've rapidly accelerated the commercial development of AQUAVAN™ Injection. In 2002, we intend to continue this pace. During the year, we plan to initiate and complete Phase II clinical trials of AQUAVAN™ Injection to evaluate its effectiveness for induction and maintenance of sedation in a variety of clinical settings, including cardiac surgery and monitored anesthesia care.

We believe AQUAVAN™ Injection could represent an exciting new franchise for Guilford in the years ahead – and another example of how we're turning vision into value.



Research is the lifeblood of all pharmaceutical organizations. Guilford is no exception. We have a rich scientific heritage dating back to the founding of our company in 1993. But, there is something that sets our organization apart: we aren't just researching for the sake of advancing scientific knowledge. We're working to turn today's technologies into tomorrow's breakthrough medical treatments for the benefit of patients and our stockholders. Here's a brief overview of some of the other exciting R&D projects underway at Guilford:

Researching and Developing the Products of Tomorrow

NAALADase Inhibitors represent one of the most fertile technology platforms within Guilford. By inhibiting an enzyme called NAALADase, our scientists have shown that we can promote myelin formation and regulate excess harmful levels of glutamate, which have been implicated in a variety of acute and chronic neurodegenerative disorders. Last year, we began clinical testing with our first NAALADase inhibitor. This year, we hope to conduct advanced studies to evaluate the use of NAALADase inhibitors as a potential new treatment for diabetic peripheral neuropathy.

Neuroimmunophilin Ligands (NILs) belong to another class of neuroprotective drugs, which we're evaluating for the potential treatment of central and peripheral nerve disorders. Last year, we completed early preclinical studies, which suggested that NILs might be useful in preventing erectile dysfunction, which can result from nerve damage following radical prostate surgery. This year, we'll be extending these studies to determine the feasibility of developing NILs as a new treatment to minimize or prevent this damage.

PACLIMER® Microspheres is an innovative biopolymer product we're developing to deliver paclitaxel – one of the most widely-used chemotherapeutic agents – in a controlled, continuous way directly to the site of a tumor. In preclinical animal studies, PACLIMER® Microspheres dramatically increased survival rates compared to treatment with standard paclitaxel. Now in a Phase I clinical trial in women with advanced ovarian cancer, in 2002, we'll be commencing additional Phase I studies in patients with non-small cell lung cancer.

LIDOMER® Microspheres is a novel biopolymer formulation of lidocaine that Guilford is developing to provide controlled local post-surgical pain relief following lumbar disc or orthopedic surgery. Last year, we commenced studies of LIDOMER™ Microspheres designed to evaluate the safety of prolonged lidocaine delivery.

In total, our research and development program is giving Guilford the potential to build an even broader vision for our future – one that we intend to turn into value in the years to come.


Turning
today's technologies into
tomorrow's breakthrough
medical treatments

CORPORATE INFORMATION

MANAGEMENT TEAM

Craig R. Smith, M.D.
Chairman of the Board and Chief Executive Officer

David P. Wright
President and Chief Business Officer

Andrew R. Jordan
Senior Vice President, Finance and Administration and Chief Financial Officer

John P. Brennan
Senior Vice President, Technical Operations

Denise D. Battles
Vice President, Corporate Quality

Marge M. Contessa
Senior Vice President, Human Resources

Francesca M. Cook
Vice President, Policy & Reimbursement Services

Gregory S. Hamilton Ph.D.
Vice President, Chemistry

Dana C. Hilt, M.D.
Vice President, Clinical Research and Development

Nancy J. Linck, Ph.D., J.D.
Senior Vice President, General Counsel and Secretary

Valerie D. Riddle M.D.
Vice President, Medical Affairs

Thomas C. Seoh
Senior Vice President, Corporate and Commercial Development and Strategic Planning

Barbara S. Slusher Ph.D.
Vice President, Biology

William C. Vincek, Ph.D.
Senior Vice President, Pharmaceutical and Chemical Development

BOARD OF DIRECTORS

Craig R. Smith, M.D.
Chairman of the Board and Chief Executive Officer

George L. Bunting, Jr.
President and Chief Executive Officer, Bunting Management Group

Elizabeth M. Greetham
Chief Executive Officer, Drug Abuse Sciences, Inc.

Joseph Klein, III
Managing Director, Gauss Capital Advisors, LLC

Ronald M. Nordmann
President, Global Health Associates, LLC

Solomon H. Snyder, M.D.
Director, Department of Neuroscience, The Johns Hopkins University School of Medicine

W. Leigh Thompson, M.D., Ph.D.
Chairman and Chief Executive Officer, Profound Quality Resources Ltd.

STOCKHOLDER INFORMATION

Corporate Headquarters
Guilford Pharmaceuticals Inc.
6611 Tributary Street
Baltimore, Maryland 21224
Phone: (410) 631-6300
Fax: (410) 631-6338

Independent Auditors
KPMG LLP
Philadelphia, Pennsylvania

Legal Counsel
Hogan & Hartson LLP
Baltimore, Maryland

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street, 46th Floor
New York, New York 10005

Common Stock
Listed on NASDAQ: GLFD

Annual Meeting of Stockholders
Tuesday, May 14, 2002 at 10:00 a.m.
Guilford Pharmaceuticals
Research & Development Center
6411 Beckley Street
Baltimore, Maryland 21224

Cautionary Note
This annual report contains forward-looking statements that we try to identify by using words such as "anticipate," "believe," "expect," "estimate," and similar expressions. While these statements reflect our current plans and expectations, we cannot be sure that we will be able to implement these plans successfully. These statements involve risks and uncertainties, including those described in the section entitled "Risk Factors" contained in our Annual Report on Form 10-K for the year ended December 31, 2001. The statements that we make in this annual report that are forward looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Further, these statements speak only as of the date of this document, and we do not intend to update these statements to reflect events or circumstances that occur after that date.

GUILFORD
PHARMACEUTICALS

Guilford Pharmaceuticals
6611 Tributary Street
Baltimore, Maryland 21224
Phone 410 631-6300
Fax 410 631-6338
www.guilfordpharm.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended December 31, 2001

Commission file number: 0-23736

Guilford Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

52-1841960
(IRS Employer Identification No.)

6611 Tributary Street
Baltimore, Maryland 21224
(410) 631-6300
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
Title of Class

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of March 22, 2002, the aggregate value of the approximately 29,729,000 shares of common stock of the Registrant issued and outstanding on such date, excluding approximately 1,738,902 shares held by affiliates of the Registrant, was approximately $228,119,000. This figure is based on the closing sales price of $8.15 per share of the Registrant's common stock as reported on The Nasdaq® National Market on March 22, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

Portions of the Notice of Annual Meeting and Proxy Statement to be filed no later than 120 days following December 31, 2001 are incorporated by reference into Part III.

PART I

From time to time in this annual report we may make statements that reflect our current expectations regarding our future results of operations, economic performance, and financial condition, as well as other matters that may affect our business. In general, we try to identify these forward-looking statements by using words such as "anticipate," "believe," "expect," "estimate," and similar expressions.

The forward-looking statements contained in this annual report may cover, but are not necessarily limited to, the following topics: (1) our efforts to market, sell and distribute GLIADEL® Wafer in the United States and internationally; (2) our efforts to expand the labeled uses for GLIADEL® Wafer in the United States and internationally; (3) our efforts to develop polymer drug delivery product line extensions and new polymer drug delivery products; (4) our research programs related to our FKBP neuroimmunophilin ligand technology, NAALADase inhibition, PARP inhibition, polymer drug delivery and other technologies; (5) our clinical development activities, including the commencement and conducting of clinical trials, related to our polymer-based drug delivery products and product candidates (including GLIADEL® Wafer, PACLIMER® Microspheres and LIDOMER™ Microspheres) and our pharmaceutical product candidates (including GPI 1485, AQUAVAN™ Injection and any future lead compounds in our PARP programs); (6) our efforts to scale-up product candidates from laboratory bench quantities to commercial quantities; (7) our efforts to secure adequate supply of the active pharmaceutical ingredients for clinical development and commercialization; (8) our efforts to manufacture drug candidates for clinical development and eventual commercial supply; (9) our strategic plans; (10) anticipated expenditures and the potential need for additional funds; and (11) specific guidance we give in the section entitled "Outlook," regarding our current expectations of our future operating results.

All of these items involve significant risks and uncertainties. Any of the statements we make in this annual report that are forward-looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in the forward-looking statements.

We discuss factors that could cause or contribute to such differences in the "Risk Factors" section of this annual report. In addition, any forward-looking statements we make in this document speak only as of the date of this document, and we do not intend to update any such forward-looking statements to reflect events or circumstances that occur after that date.

Item 1. *Business*

Overview

We are a fully integrated pharmaceutical company engaged in the research, development and marketing of products that target the neurological, surgical and critical care markets.

We were incorporated in Delaware in December 1993. Our principal executive offices are located at 6611 Tributary Street, Baltimore, MD 21224. Our telephone number is (410) 631-6300.

Financial information prepared in accordance with accounting principles generally accepted in the United States of America, including information about revenue from external customers, measures of profit and loss and total assets, can be found in our consolidated financial statements included elsewhere in this report.

Product and Development Programs

The following table summarizes the current status of our product, product candidates and research programs:

Program/Product Candidates Drug Delivery Business	Disease Indications/Conditions	Status(1)
Drug Delivery Program		
GLIADEL® Wafer (3.85% BCNU)	Recurrent glioblastoma multiforme	Market(2)
GLIADEL® Wafer (3.85% BCNU)	Malignant glioma at time of initial surgery	Market in Canada Market approval being considered in Europe(3)
PACLIMER® Microspheres (paclitaxel in PPE microspheres)	Ovarian cancer	Phase I/II
PACLIMER® Microspheres (paclitaxel in PPE microspheres)	Lung, prostate and head & neck cancer	Phase I
LIDOMER™ Microspheres	Post-surgical pain	Phase I
Neurological Products Program		
Neurotrophic Drugs		
GPI 1485	Parkinson's disease	Phase II
Other FKBP neuroimmunophilin ligands	Alzheimer's disease, traumatic brain injury, traumatic spinal cord injury, multiple sclerosis, neuropathy, stroke and other ischemic damage	Pre-clinical
Other neurotrophic and cytoprotective small molecules	Alzheimer's disease, traumatic brain injury, traumatic spinal cord injury, multiple sclerosis, neuropathy, stroke and other ischemic damage	Research
Neuroprotective Drugs		
GPI 5693	Neuropathic pain and disease modification for diabetic neuropathy	Phase I
Other NAALADase inhibitors	Neuropathic pain and disease modification for diabetic neuropathy and other neuroprotective indications (such as ALS, glaucoma and stroke)	Research
PARP inhibitors	Stroke, peripheral ischemia, septic shock, inflammation	Pre-clinical
Anesthetic/Sedation Agent		
AQUAVAN™ Injection	Surgical anesthesia/sedation	Phase I
Diagnostic Imaging Agent		
DOPASCAN® Injection	Imaging agent to diagnose and monitor Parkinson's disease	Phase III(4)

GLIADEL® Wafer, DOPASCAN® Injection, and PACLIMER® Microspheres are our registered trademarks. TAXOL® is a registered trademark of Bristol-Myers Squibb Company.

---

(1) "Research" includes initial research related to specific molecular targets, synthesis of new chemical entities and assay development for the identification of lead compounds. "Pre-clinical" includes testing of

lead compounds in vitro and in animal models, pharmacology and toxicology testing, product formulation and process development prior to the commencement of clinical trials. "Market" means that the product is currently being sold.

(2) Orion Corporation Pharma (formerly Orion Corporation Farmos) is our corporate partner for GLIADEL® Wafer in Scandinavia.

(3) In March 2002, the FDA notified us that our supplemental New Drug Application to expand the labelled indications for GLIADEL® Wafer in the United States for use in connection with primary surgery for malignant glioma was not approvable.

(4) Daiichi Radioisotope Laboratories, Ltd., or DRL, is our corporate partner for DOPASCAN® Injection in Japan, Korea and Taiwan. DRL has informed us that they commenced Phase III clinical investigations in Japan with DOPASCAN® Injection during August 2001. MAP Medical Technologies Oy, or MAP, is our corporate partner for DOPASCAN® Injection in Europe.

Drug Delivery Business

Our drug delivery business focuses on the targeted and controlled delivery of drugs using biodegradable polymers. Delivering high drug concentrations locally for a sustained period of time may increase the efficacy of cancer chemotherapy in slowing tumor growth and/or reducing tumor mass and may decrease the side effects associated with systemic administration. Our marketed product, GLIADEL® Wafer, delivers the cancer chemotherapeutic BCNU (carmustine) and is used to treat a type of brain cancer called glioblastoma multiforme as second line therapy. Until the end of 2000, our former corporate partner for this product, Aventis Pharmaceutical Products, Inc., or Aventis, was responsible for marketing the product in the U.S. and most other countries. In October 2000, we reacquired rights to GLIADEL® Wafer from Aventis. In January 2001, we began marketing the product ourselves in the U.S. and through distributors elsewhere. PACLIMER® Microspheres, a second-generation polymer product candidate delivering paclitaxel (also known under the brand name TAXOL®), is being studied in the clinic against ovarian cancer and we initiated a Phase I/II clinical trial of PACLIMER® Microspheres in patients with non-small cell lung cancer during March 2002. We are also doing preclinical work with PACLIMER® Microspheres in additional cancer indications. During the fourth quarter of 2001, we initiated a Phase I clinical trial investigating LIDOMER™ Microspheres, a polymer delivering lidocaine, a commonly used analgesic, for post-operative pain.

GLIADEL® Wafer

GLIADEL® Wafer is a novel treatment for a type of brain cancer called glioblastoma multiforme or GBM. GBM grows rapidly, is universally fatal and is the most common form of primary brain cancer (cancer originating in the brain). GLIADEL® Wafer is a proprietary biodegradable polymer product that contains the cancer chemotherapeutic drug BCNU (carmustine). Up to eight GLIADEL® Wafers are implanted in the cavity created when a neurosurgeon removes a brain tumor. The wafers gradually erode from the surface and delivers BCNU directly to the tumor site in high concentrations for an extended period of time. By inserting the wafer directly at the site of the tumor, the rest of the patient's body is not exposed to the toxic side effects of BCNU.

In October 1995, we entered into an agreement with Orion Corporation Pharma ("Orion Pharma"), a major Scandinavian health care company, for the marketing, sale and distribution of GLIADEL® Wafer in Scandinavia. Under this agreement, Orion Pharma purchases GLIADEL® Wafer from us on an exclusive basis for sale in Scandinavia. Orion Pharma commenced sales of GLIADEL® Wafer in Scandinavia in 1997 on a named hospital basis.

In 1996, the U.S. Food and Drug Administration (FDA) approved GLIADEL® Wafer for use as an adjunct to surgery to prolong survival in patients with recurrent GBM for whom surgery is indicated. Also in 1996, we entered into agreements with Aventis (then Rhône-Poulenc Rorer) granting Aventis marketing rights to GLIADEL® Wafer in the U.S. and clinical development and marketing rights in the rest of the world (excluding Scandinavia and later, Japan). Under these agreements, Aventis paid us $7.5 million as a one time, non-refundable rights payment, $26.5 million as non-refundable milestone payments, and purchased $7.5 million of our common stock. Aventis also paid us a combined transfer price and royalty of approximately 35%.

In October 2000, we reacquired Aventis' rights to GLIADEL®Wafer for 300,000 shares of our common stock then valued at approximately $8 million. Aventis continued to market GLIADEL® Wafer for a transition period ending December 31, 2000. Since January 1, 2001, we have been responsible for the marketing, sale and distribution of GLIADEL® Wafer except in Scandinavia, where the product continues to be sold by Orion Pharma. Since the reacquisition of Aventis' rights in GLIADEL® Wafer, we have built a commercial operations function, consisting of approximately 22 internal marketing and sales management, reimbursement and managed care specialists, medical affairs, professional services and customer service personnel, and an approximately 27-person field sales force through Cardinal Sales and Marketing Services, a contract sales organization ("Cardinal Health").

During the time that Aventis owned the development and marketing rights to GLIADEL® Wafer, Aventis obtained regulatory approval for the product in over 21 countries, including France, Germany, the United Kingdom, Spain, Canada, South Korea and Israel.

In November 2000, we announced the results of a Phase III clinical trial investigating the administration of GLIADEL® Wafer at the time of initial surgery for the treatment of malignant glioma. The 240-person trial was a randomized, double-blind, placebo-controlled study conducted at 38 centers in 14 countries. Based on the results of this study, we filed a supplemental New Drug Application with the FDA in the second quarter of 2001, seeking approval to market GLIADEL® Wafer for first line therapy in patients newly diagnosed with malignant glioma. In December 2001, FDA asked its Oncological Drug Advisory Committee (ODAC) to review clinical and other information related to whether to approve GLIADEL® Wafer for patients undergoing first surgery for malignant glioma. FDA asked ODAC several specific questions relating to various criterion that must be met for approval and votes were taken on the questions. A majority of ODAC members present at the meeting voted that the pivotal study was well-controlled, that there was a clinical benefit (increased survival) and that the benefit of GLIADEL® Wafer outweighs the risk. By a vote of 7-6, however, ODAC members voted that the pivotal study was not adequate. In March 2002, the FDA informed us that the supplemental New Drug Application was not approvable. We remain committed to pursuing expanded labeling for GLIADEL® Wafer and plan to work with the FDA in order to address concerns raised by the agency resulting from its review of the supplemental New Drug Application. We are also pursuing regulatory approval for GLIADEL® Wafer in Europe for use in patients with newly diagnosed malignant glioma.

The Company pays a royalty to Massachusetts Institute of Technology, or MIT, on sales of GLIADEL® Wafer pursuant to the license agreement under which the Company acquired the underlying technology for this product. During 2001, we expensed approximately $0.8 million in royalties to MIT.

PACLIMER® Microspheres

PACLIMER® Microspheres are a site specific, controlled release formulation of paclitaxel (TAXOL®) in a proprietary biodegradable polymer called a polyphosphoester, or PPE, developed in collaboration with scientists at Johns Hopkins. In November 1999, we filed an Investigational New Drug Application or IND with the FDA for the abdominal administration of PACLIMER® Microspheres. In collaboration with the Gynecologic Oncology Group, we are currently conducting a Phase I/II clinical trial of PACLIMER® Microspheres in women with advanced ovarian cancer. In October 2001, we filed an IND with the FDA for the administration of PACLIMER® Microspheres in connection with the treatment of non-small cell lung cancer or NSCLC. We expect to begin a Phase I/II clinical trial with respect to this use of PACLIMER® Microspheres during the first quarter of 2002. We are also engaged in research on the suitability of PACLIMER® Microspheres for other localized cancers, such as tumors of the head and neck and prostate.

LIDOMER™ Microspheres

LIDOMER™ Microspheres are a site-specific, controlled release formulation of the widely used local anesthetic, lidocaine. During the fourth quarter of 2001, we began a Phase I clinical trial of LIDOMER™

Microspheres in Europe, in healthy volunteers. During 2002, we expect to begin a Phase I/II clinical trial of LIDOMER™ Microspheres for use in the treatment of post-surgical pain.

Neurological Products Program

Our neurological products program is engaged in the research and development of small molecules that *regenerate* damaged nerves (our neurotrophic program) or *protect nerves* from damage (our neuroprotectant program) for potential treatment of a range of neurodegenerative diseases and conditions, such as Parkinson's disease, Alzheimer's disease, stroke, Amyotrophic Lateral Sclerosis, or ALS, multiple sclerosis, spinal cord injury and peripheral neuropathies. Additionally, we are currently in Phase I clinical trials with AQUAVAN™ Injection, a novel prodrug of propofol, a widely-used anesthetic. Through our corporate partners we are continuing to develop our DOPASCAN® Injection imaging agent for the diagnosis and monitoring of Parkinson's disease. In addition, we are investigating small molecule therapeutics for certain other neurological conditions.

Neurotrophic Program

The Company's neurotrophic program originated from observations first made in the laboratory of Dr. Solomon Snyder, Director of the Department of Neuroscience at Johns Hopkins, that certain proteins that exist within a cell, known as "immunophilins," which are targets of immunosuppressant drugs such as FK 506, are enriched 10-40 fold in certain areas of the central nervous system. The Johns Hopkins scientists went on to discover that commonly used immunosuppressive drugs can promote nerve growth. We have exclusively licensed rights to patent applications relating to this research from Johns Hopkins. Our scientists, together with their academic collaborators, further demonstrated that the pathway leading to nerve regeneration could be separated from the immunosuppressant pathway. Our scientists have synthesized a large number of proprietary small molecules, called "neuroimmunophilin ligands," which are neurotrophic in animal models of various disease states without being immunosuppressive, are orally-bioavailable and are able to cross the blood-brain barrier.

In August 1997, we entered into a collaboration with Amgen Inc. to develop and commercialize a broad class of neuroimmunophilin ligands, referred to as FKBP neuroimmunophilin ligands, as well as any other compounds that may have resulted from the collaboration, for all human therapeutic and diagnostic applications. During 1998, Amgen nominated a neuroimmunophilin ligand, called "NIL-A," as the lead compound in the program, initially targeting Parkinson's disease. During 1999, Amgen filed an Investigational New Drug or IND application with the U.S. Food and Drug Administration and commenced human trials with NIL-A, focusing on safety, tolerability and pharmacokinetic study in healthy subjects. NIL-A entered Phase II testing in patients with Parkinson's disease during 2000. In July 2001, we announced results of this Phase II, randomized, double-blind, placebo-controlled evaluation of the safety, pharmacokinetics and efficacy of NIL-A in patients with mild to moderate Parkinson's disease. The results of the evaluation suggest that NIL-A at doses of up to 1,000 mg taken orally four times a day for six months is well tolerated, but does not produce a substantial reversal of the motor symptoms of Parkinson's disease.

In September 2001, Amgen terminated the collaboration and, thereafter, returned all rights to the neuroimmunophilin technology to us, including certain clinical trial supplies for which we paid $0.2 million. We are currently evaluating the secondary endpoints in the trial to determine whether NIL-A may provide some benefit for certain of the non-motor symptoms of Parkinson's disease.

Additionally, we are conducting preclinical research for the use of neuroimmunophilin compounds for other clinical indications, including Alzheimer's disease, nerve crush, traumatic brain injury, traumatic spinal cord injury, multiple sclerosis, neuropathy and stroke.

To date, we have been granted or have obtained rights to more than 30 U.S. patents relating to our neuroimmunophilin compounds program, including a broad use patent claiming the use of compounds having an affinity for FKBP to stimulate growth of damaged neurons in patients suffering from Parkinson's disease, Alzheimer's disease or physical damage to the spinal cord.

Further, we are engaged in preclinical research and development of other small molecule neurotrophic compounds in addition to the FKBP neuroimmunophilin ligands.

Neuroprotectant Program

In our neuroprotectant program, our scientists are developing novel compounds to protect brain cells from ischemia (the lack of oxygen delivery from reduced blood flow) and other disorders caused by massive release of excitatory amino acid neurotransmitters such as glutamate. We have been exploring distinct intervention points in a biochemical pathway that can lead to neuronal damage, including: (i) pre-synaptic inhibition of glutamate release by inhibiting the enzyme, N-acetylated alpha-linked acidic dipeptidase, or NAALADase; and (ii) post-synaptic inhibition of the enzyme, poly(ADP-ribose) polymerase, or PARP. In the first quarter of 2000, we licensed from Dr. Snyder's laboratory rights to patents related to Serine Racemase, an enzyme which plays a key role in the activation of an important post-synaptic glutamate receptor, the N-Methyl D-Aspartate or NMDA receptor. We are working on the selective inhibition of NAALADase, PARP, Serine Racemase and other enzymes in the biochemical pathway to neuronal damage and death as possible mechanisms for inhibiting the toxic effects of excess glutamate in neurological diseases and conditions.

NAALADase Inhibitors

The initial therapeutic targets of our NAALADase inhibitor compounds is neuropathic pain and disease modification of diabetic neuropathy, a debilitating and progressive disorder involving severe pain, sensitivity, tingling, weakness and numbness in a patient's extremities. It may affect close to one million Americans, yet there is currently no therapy approved in the United States to treat this disorder. In animal models, we have demonstrated that treatment with NAALADase inhibitors can normalize pain sensitivity, improve nerve conduction velocity (the speed at which a nerve impulse travels), and promote re-myelination of peripheral nerves. In December 2000, we initiated clinical testing of GPI 5693, one of our NAALADase inhibitor compounds. This Phase I Study, conducted in Europe, evaluated the safety, tolerability and pharmacokinetics of the compound in healthy subjects and suggested that it may be well tolerated at dose levels up to 750 mg per day. Our scientists have also identified NAALADase inhibitor compounds that appear to be 100 times more potent than GPI 5693. We are continuing laboratory research with these compounds in models of diabetic neuropathy as well as several other neurodegenerative disorders, including chronic pain, schizophrenia, head trauma, Amyotrophic Lateral Sclerosis (ALS), glaucoma and Parkinson's disease.

To date, more than 20 U.S. composition of matter and use patents have been issued relating to our NAALADase inhibition program, including a broad use patent claiming the use of NAALADase inhibitors generally for the treatment of glutamate abnormalities (such as stroke, ALS and Parkinson's disease), compulsive disorders and prostate cancer.

PARP Inhibitors

Our scientists and their academic collaborators were among the first to investigate the use of PARP inhibitors for the prevention of glutamate neurotoxicity. Studies by several academic laboratories using mice that have been genetically altered to possess no or greatly diminished PARP activity suggest that the absence of PARP activity may reduce the area of neuronal damage from stroke by up to 85%-90%, and the area of heart muscle damage during a heart attack by about 40%. Some of our prototype PARP inhibitors have achieved similar results in preclinical models of stroke and heart attack in animals. In addition, our scientists have achieved neuroprotective results not only in transient ischemia models of stroke, but also in the more rigorous permanent ischemia models of stroke.

We have identified a number of novel PARP inhibitors with preclinical efficacy. In addition, we have obtained results in animal experiments suggesting that PARP inhibitors have potential utility in many therapeutic areas, including myocardial ischemia, traumatic head injuries, Parkinson's disease, septic shock, type I diabetes and arthritis.

We have filed numerous patent applications in the U.S. and abroad relating to novel compositions of matter and methods of use with respect to PARP inhibitors. To date, we have rights to two issued U.S. patents in the field, including one generally claiming the use of PARP inhibitors for the prevention of glutamate neurotoxicity.

AQUAVAN™ Injection

In the first quarter of 2000, we licensed from ProQuest Pharmaceuticals Inc., or ProQuest, rights relating to a novel prodrug of a widely used anesthetic, propofol. A prodrug is a compound that is metabolized in the body into a drug. The prodrug, which we have named AQUAVAN™ Injection, is water-soluble and converts to propofol upon intravenous administration. In contrast, propofol, which has been approved for use by the FDA, is itself administered in a lipid emulsion, which can cause complications, such as short shelf life, clogged IV tubing, elevated blood lipids and a potentially higher incidence of bacterial contamination. AQUAVAN™ Injection may offer clinical benefit to patients both as an ICU sedating agent and an anesthesia-induction drug.

Since we licensed AQUAVAN™ Injection from ProQuest, we have conducted three Phase I clinical studies in Europe in healthy volunteers and in December 2001, commenced an additional Phase I study in Europe, which is a bolus dose escalation study. We are working with anesthesiologists and regulatory consultants to explore recommendations for further clinical studies.

We have exclusive rights to a composition of matter patent covering AQUAVAN™ Injection.

Diagnostic Imaging Agent Program—DOPASCAN® Injection

DOPASCAN® Injection, our product candidate for the diagnosis and monitoring of Parkinson's disease is administered intravenously in trace quantities and allows physicians to obtain images and measure the degeneration of dopamine neurons in the brain. Dopamine neurons are highly concentrated in a specialized area of the brain that degenerates in patients with Parkinson's disease. Parkinson's disease is a common neurodegenerative disorder affecting more than 900,000 patients in the United States.

In its early stages, Parkinson's disease can be very difficult to distinguish clinically from other diseases with similar symptoms but which do not respond well or at all to specific therapy for Parkinson's disease. Unfortunately, there are no diagnostic tests in the United States currently marketed or commercially available that can reliably detect the degeneration of Dopamine neurons, and the typical delay between the onset of symptoms of Parkinson's disease and clinical diagnosis is more than two years. The primary way to establish the diagnosis at present is through repeated physician visits and the use of therapeutic trials of drugs such as L-Dopa, which carry with them the risk of unnecessary and sometimes severe side effects.

Following intravenous injections with DOPASCAN® Injection, images of a subject's brain are obtained with a SPECT camera and can identify the loss of dopamine neurons in the brain. To date, over 2,000 patients have been imaged in the United States and Europe using DOPASCAN® Injection. In a multi-center Phase IIb clinical trial conducted by the Parkinson's Study Group in the United States and completed in 1997, DOPASCAN® Injection accurately differentiated patients clinically diagnosed with a Parkinsonian disorder (i.e., Parkinson's disease and progressive supranuclear palsy) from subjects without a Parkinsonian disorder (e.g., essential tremor and healthy controls) with a high sensitivity (98%) and specificity (97%). In addition, no serious adverse events were attributed to DOPASCAN® Injection in this study.

There can be no assurance, however, that similar results will be seen in any other clinical trials for DOPASCAN® Injection that may be conducted in the future or that DOPASCAN® Injection will be approved as a safe and effective FDA-approved diagnostic.

We have entered into an agreement with Daiichi Radioisotope Laboratories, Ltd., or DRL, a leading Japanese radiopharmaceutical company, to develop and commercialize DOPASCAN® Injection in Japan, Korea and Taiwan. DRL has informed us that it commenced a Phase III clinical trial with the product in August 2001.

In January 2002, we announced that we had licensed the exclusive European development and commercialization rights for DOPASCAN® Injection to MAP Medical Technologies Oy of Finland. Under the terms of the agreement, MAP and its affiliated companies received exclusive development, marketing, sales and distribution rights to DOPASCAN® Injection for all European Union member states and other select European markets. Under the agreement, MAP will be responsible for seeking regulatory approvals, and for manufacturing, marketing and selling DOPASCAN® Injection in these countries.

Manufacturing and Raw Materials

We currently manufacture GLIADEL® Wafer using a proprietary process at our 18,000 square foot manufacturing facility in Baltimore, Maryland, which includes areas designated for packaging, quality assurance, laboratory, and warehousing. The manufacturing facility has been in operation since April 1995. It was initially inspected by the FDA in October 1995, and was re-inspected by the FDA in February 1999. Also, in October 1999, we were inspected by the Medicines Control Agency, the United Kingdom's regulatory authority. The facilities we are currently using for manufacturing enable us to produce up to 8,000 GLIADEL® Wafer treatments (each consisting of eight wafers) annually.

In January 1998, we completed construction of an expansion of our manufacturing facilities to allow for the additional synthesis of the polyanhydride co-polymer used in the manufacture of GLIADEL® Wafer. We also will be able to use this facility to produce our newest proprietary biodegradable polymers, the PPEs, in connection with the development of other polymer-based products. In addition, we completed construction of a second clean room facility in 1998, which we expect could allow us to increase our GLIADEL® Wafer manufacturing capacity to 20,000 treatments annually. We further expect this second clean room facility will provide sufficient capacity to produce our clinical supply of PPE-based oncology product candidates (including PACLIMER® Microspheres) needed in the future.

We believe that the various materials used in GLIADEL® Wafer are readily available and will continue to be available at reasonable prices. Nevertheless, while we believe that we have an adequate supply of BCNU, the active chemotherapeutic ingredient in GLIADEL® Wafer, to meet current demand, any interruption in the ability of our two current suppliers to deliver this ingredient could prevent us from delivering the product on a timely basis. Failure of any supplier to provide sufficient quantities of raw material for GLIADEL® Wafer or any of our product candidates in accordance with the FDA's current Good Manufacturing Practice, or cGMP, regulations could cause delays in clinical trials and the commercialization of our products.

Marketing, Sales and Distribution

Prior to 2000, our strategy had been to establish collaborations with larger pharmaceutical companies where possible, to develop and promote products that require extensive development, sales and marketing resources.

However, during 2000, we began the transformation into a fully-integrated pharmaceutical company through our reacquisition of Aventis' rights to GLIADEL® Wafer. In November 2000, David P. Wright joined us as our Executive Vice President, Commercial Operations. In February 2002, Mr. Wright was promoted to President and Chief Business Officer. Mr. Wright has extensive experience in the marketing, sale and distribution of pharmaceutical products. He has assembled a sales and marketing department consisting of marketing, sales management, medical affairs, reimbursement and other relevant functions to manage a 27-member sales force provided through Cardinal Health. In addition, our GLIADEL® Wafer product is distributed through Cord Logistics, Inc., which handles fulfillment of customer orders.

During 2001, we established our own sales and marketing subsidiary in Canada. This subsidiary will be responsible for all aspects of the sales and marketing of GLIADEL® Wafer throughout Canada, including receiving pricing and reimbursement approvals from the Canadian National Healthcare System. GLIADEL® Wafer will be supplied to our Canadian customers through a third-party logistical distributor. In Europe, we have an arrangement with IDIS Limited, based in the U.K., for the distribution of GLIADEL® Wafer on a named hospital basis, while we establish a network of regional distributors to market, sell and distribute the product throughout the continent. We have also established arrangements for the marketing, sale and distribution of GLIADEL® Wafer in Israel, Hong Kong and the People's Republic of China.

The establishment of our Commercial Operations function provides us with the opportunity and flexibility to market and sell other products we are developing, such as: AQUAVAN® Injection, PACLIMER® Microspheres and LIDOMER™ Microspheres, in the U.S., while seeking development and/or commercialization partners elsewhere in the world.

Government Regulation and Product Testing

All domestic prescription pharmaceutical manufacturers are subject to extensive regulation by the federal government, principally the FDA and, to a lesser extent, by state and local governments as well as foreign governments if products are marketed abroad. Biologics and controlled drug products, such as vaccines and narcotics, and radiolabeled drugs, are often regulated more stringently than are other drugs. The Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the development, testing, manufacture, labeling, storage, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain inspection, registration, recordkeeping and reporting requirements. Noncompliance with applicable requirements can result in warning letters, fines, recall or seizure of products, total or partial suspension of production and/or distribution, refusal of the government to enter into supply contracts or to approve marketing applications and criminal prosecution.

Upon FDA approval, a drug may only be marketed in the United States for the approved indications in the approved dosage forms and at the approved dosage levels. The FDA also may require post-marketing testing and surveillance to monitor a drug in larger and more diverse patient populations. Manufacturers of approved drug products are subject to ongoing compliance with FDA regulations. For example, the FDA mandates that drugs be manufactured in conformity with the FDA's applicable cGMP regulations. In complying with the cGMP regulations, manufacturers must continue to spend time, money and effort in production, recordkeeping and quality control to ensure that the product meets applicable specifications and other requirements. The FDA periodically inspects drug manufacturing facilities to ensure compliance with its cGMP regulations. Adverse experiences with the commercialized product must be reported to the FDA. The FDA also may require the submission of any lot of the product for inspection and may restrict the release of any lot that does not comply with FDA regulations, or may otherwise order the suspension of manufacture, voluntary recall or seizure. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Full Clinical Testing Requirements

The steps required before a drug may be commercially distributed in the United States include: (i) conducting appropriate preclinical laboratory and animal tests; (ii) submitting to the FDA an application for an IND, which must become effective before clinical trials may commence; (iii) conducting well-controlled human clinical trials that establish the safety and efficacy of the drug product; (iv) filing with the FDA a New Drug Application (NDA) for non-biological drugs; and (v) obtaining FDA approval of the NDA prior to any commercial sale or shipment of the non-biological drug. NDA's also must include a description of the manufacturing processes, including quality control procedures and validation requirements.

With respect to a drug product with an active ingredient not previously approved by the FDA, the manufacturer must usually submit a full NDA, including complete reports of preclinical, clinical and laboratory studies, to prove that the product is safe and effective. A full NDA may also need to be submitted for a drug product with a previously approved active ingredient if studies are required to demonstrate safety and efficacy, such as when the drug will be used to treat an indication for which the drug was not previously approved, or where the dose or method of drug delivery is changed. In addition, the manufacturer of an approved drug may be required to submit for the FDA's review and approval a supplemental NDA, including reports of appropriate clinical testing, prior to marketing the drug with additional indications or making other significant changes to the product or its manufacture. A manufacturer intending to conduct clinical trials ordinarily will be required first to submit an IND to the FDA containing information relating to previously conducted preclinical studies.

Preclinical testing includes formulation development, laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product formulation. Preclinical tests to support an FDA application must be conducted in accordance with the FDA regulations concerning Good Laboratory Practices (GLPs). The results of the preclinical tests are submitted to the FDA as part of the IND and are reviewed by the FDA prior to authorizing the sponsor to conduct clinical trials in human subjects. Unless the FDA issues a clinical hold on an IND, the IND becomes effective 30 days following its receipt by the FDA. There is no certainty that submission of an IND will result in the commencement of clinical trials or that the commencement of one phase of a clinical trial will result in commencement of other phases or that the performance of any clinical trials will result in FDA approval.

Clinical trials for new drugs typically are conducted in three phases, are subject to detailed protocols and must be conducted in accordance with the FDA's regulations concerning good clinical practices (GCPs). Clinical trials involve the administration of the investigational drug product to human subjects. Each protocol indicating how the clinical trial will be conducted in the United States must be submitted for review to the FDA as part of the IND. The FDA's review of a study protocol does not necessarily mean that, if the study is successful, it will constitute proof of efficacy or safety. Further, each clinical study must be conducted under the auspices of an independent institutional review board ("IRB") established pursuant to FDA regulations. The IRB considers, among other factors, ethical concerns and informed consent requirements. The FDA or the IRB may require changes in a protocol both prior to and after the commencement of a trial. There is no assurance that the IRB or the FDA will permit a study to go forward or, once started, to be completed. Clinical trials may be placed on hold at any time for a variety of reasons, particularly if safety concerns arise, or regulatory requirements are not met.

The three phases of clinical trials are generally conducted sequentially, but they may overlap. In Phase I, the initial introduction of the drug into humans, the drug is tested for safety, side effects, dosage tolerance, metabolism and clinical pharmacology. Phase II involves controlled tests in a larger but still limited patient population to determine the efficacy of the drug for specific indications, to determine optimal dosage and to identify possible side effects and safety risks. Phase II testing for an indication typically takes at least from one and one-half to two and one-half years to complete. If preliminary evidence suggesting effectiveness has been obtained during Phase II evaluations, expanded Phase III trials are undertaken to gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III studies for a specific indication generally take from two and one-half to five years to complete. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of our product candidates.

Reports of results of the preclinical studies and clinical trials for non-biological drugs are submitted to the FDA in the form of an NDA for approval of marketing and commercial shipment. The NDA typically includes information pertaining to the preparation of drug substances, analytical methods, drug product formulation, and details on the manufacture of finished product as well as proposed product packaging and labeling. Submission of an NDA does not assure FDA approval for marketing. Approval of a non-biological drug is dependent on a variety of factors, particularly on evidence consisting of adequate and well-controlled investigations. FDA will often use advisory committees to help decide whether a new product or new uses should be approved. Committee recommendations are purely advisory, however; FDA may not use the Committee's recommendations in determining whether to approve a new drug, although FDA frequently follows the Committee's advice.

User fee legislation now requires the submission in federal fiscal year 2002 of $313,320 to cover the costs of FDA review of a full NDA. Annual fees are also required for certain approved prescription drugs and for their manufacturers. The current user fee legislation expires at the end of September, 2002. The failure to reauthorize PDUFA could have a serious impact on the review times and approval rates for all drugs, including Guilford's candidate drugs.

The median FDA approval time is currently about 12 months for new drugs subject to user fee legislation, although clinical development, reviews, or approvals of treatments for cancer and other serious or life-threatening diseases may be accelerated, expedited or fast-tracked. In addition, approval times can vary widely among the various reviewing branches of the FDA. The approval process may take substantially longer if, among other things, the FDA has questions or concerns about the safety and/or efficacy of a product. In general, the FDA requires at least two properly conducted, adequate and well-controlled clinical studies demonstrating safety and efficacy with sufficient levels of statistical assurance. In certain limited cases the FDA may consider one clinical study sufficient. The FDA also may request long-term toxicity studies or other studies relating to product safety or efficacy. For example, the FDA may require additional clinical tests following NDA approval to confirm product safety and efficacy (Phase IV clinical tests) or require other conditions for approval. Notwithstanding the submission of such data, the FDA ultimately may decide that the application does not satisfy its regulatory criteria for approval.

Confirmatory studies similar to Phase III clinical studies may be conducted after, rather than before, FDA approval under certain circumstances. The FDA may determine under its expedited, accelerated, or fast-track provisions that previous limited studies establish an adequate basis for drug product approval, provided that the sponsor agrees to conduct additional studies after approval to verify safety and effectiveness. Treatment of patients not in clinical trials with an experimental drug may also be allowed under a Treatment IND before general marketing begins. Charging for an investigational drug also may be allowed under a Treatment IND to recover certain costs of development if various requirements are met. These cost-recovery, Treatment IND, and expedited, accelerated or fast-track approval provisions are limited, for example, to drug products (i) intended to treat AIDS or other serious severely debilitating or life-threatening diseases especially and that provide meaningful therapeutic benefit to patients over existing treatments, (ii) that are for diseases for which no satisfactory alternative therapy exists, or (iii) that address an unmet medical need. No assurances exist that our product candidates will qualify for cost-recovery, expedited, accelerated, or fast-track approvals or for treatment use under the FDA's regulations or the current statutory provisions.

The full NDA process for newly marketed non-biological drugs, such as those being developed by us, including FKBP neuroimmunophilin ligand products and inhibitors of NAALADase and PARP, can take a number of years and involves the expenditure of substantial resources. There can be no assurance that any approval will be granted on a timely basis, or at all, or that we will have sufficient resources to carry such potential products through the regulatory approval process.

Abbreviated Testing Requirements

The Drug Price Competition and Patent Term Restoration Act of 1984 ("DPC-PTR Act") established abbreviated procedures for obtaining FDA approval for many non-biological drugs which are off-patent and whose marketing exclusivity has expired. Applicability of the DPC-PTR Act means that a full NDA is not required for approval of a competitive product. Abbreviated requirements are applicable to drugs which are, for example, either bioequivalent to brand-name drugs, or otherwise similar to brand-name drugs, such that all the safety and efficacy studies previously done on the innovator product need not be repeated for approval. Changes in approved drug products, such as in the delivery system, dosage form, or strength, can be the subject of abbreviated application requirements. There can be no assurance that abbreviated applications will be available or suitable for our non-biological drug products, including our efforts to develop a controlled-release formulation of the chemotherapeutic agent, paclitaxel (TAXOL®) using our PPEs, or that FDA approval of such applications can be obtained.

A five-year period of market exclusivity is provided for newly marketed active ingredients of drug products not previously approved and a three-year period of market exclusivity is provided for certain changes in approved drug products for which reports of new clinical investigations are essential for approval (other than bioequivalence studies). A period of three years is available for changes in approved products, such as in delivery systems of previously approved products. These periods of marketing exclusivity mean that products that are the subject of abbreviated applications, which generally rely to some degree on approvals or on some data submitted by previous applicants for comparable innovator drug products, cannot be marketed during the period of exclusivity. The market exclusivity provisions of the DPC-PTR Act bar only the marketing of competitive products that are the subject of abbreviated applications, not products that are the subject of full NDAs. The DPC-PTR Act also may provide a maximum time of five years to be restored to the life of any one patent for the period it takes to obtain FDA approval of a drug product, including biological drugs. No assurances exist that the exclusivity or patent restoration benefits of the DPC-PTR Act will apply to any of our product candidates.

Other Regulation

Products marketed outside the United States which are manufactured in the United States are subject to certain FDA export regulations, as well as regulation by the country in which the products are to be sold. U.S. law can prohibit the export of unapproved drugs to certain countries abroad. We also would be subject to foreign regulatory requirements governing clinical trials and pharmaceutical sales, if products are marketed abroad. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must usually be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time required may be longer or shorter than that required for FDA approval.

In addition to the requirements for product approval, before a pharmaceutical product may be marketed and sold in certain foreign countries the proposed pricing for the product must be approved as well. Products may be subject to price controls and/or limits on reimbursement. The requirements governing product pricing and reimbursement vary widely from country to country and can be implemented disparately at the national level. The European Union generally provides options for its fifteen Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement. Member States in the European Union can opt to have a "positive" or a "negative" list. A positive list is a listing of all medicinal products covered under the national health insurance system, whereas a negative list designates which medicinal products are excluded from coverage. In the European Union, the United Kingdom and Spain use a negative list approach, while France uses a positive list approach. In Canada, each province decides on reimbursement measures.

The European Union also generally provides options for its Member States to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, the regulation of prices of pharmaceuticals in the United Kingdom (U.K.) is generally designed to provide controls on the overall profits that pharmaceutical companies may derive from their sales to the U.K. National Health Service. The U.K. system is generally based on profitability targets or limits for individual companies which are normally assessed as a return on capital employed by the company in servicing the National Health Service market, comparing capital employed and profits.

In comparison, Italy generally establishes prices for pharmaceuticals based on a price monitoring system. The reference price is the European average price calculated on the basis of the prices in four reference markets: France, Spain, Germany and the U.K. Italy typically levels the price of medicines belonging to the same therapeutic class on the lowest price for a medicine belonging to that category (i.e., same active principle, same pharmaceutical form, same route of administration). Spain generally establishes the selling price for new pharmaceuticals based on the prime cost, plus a profit margin within a range established each year by the Spanish Commission for Economic Affairs. Promotional and advertising costs are limited.

In Canada, prices for most new drugs are generally limited such that the cost of therapy for the new drug is in the range of the cost of therapy for existing drugs used to treat the same disease in Canada. Prices of breakthrough drugs and those which bring a substantial improvement are generally limited to the median of the prices charged for those drugs in other industrialized countries, such as France, Germany, Italy, Sweden, Switzerland, the U K and the United States.

There can be no assurance that any country which has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements with respect to our applications for GLIADEL® Wafer outside of the United States.

We are also governed by other federal, state and local laws. These laws include, but are not limited to, those regulating working conditions enforced by the Occupational Safety and Health Administration and regulating environmental hazards under such statutes as the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other environmental laws enforced by the United States Environmental Protection Agency ("USEPA"). The Drug Enforcement Agency (DEA) regulates controlled substances, such as narcotics. A precursor compound to DOPASCAN® Injection is a tropane-derivative similar to cocaine and thus is subject to DEA regulations. Establishments handling controlled substances must, for example, be licensed and inspected by the DEA, and may be subject to export, import, security and production quota requirements. Radiolabeled products, including drugs, are also subject to regulation by the Department of Transportation and to state and federal licensing requirements. Various states often have comparable health and environmental laws, such as those governing the use and disposal of controlled and radiolabeled products.

Intellectual Property Rights

As of December 31, 2001, we owned or had licensed rights to more than 100 U.S. patents and 700 U.S. and foreign patent applications protecting our key technologies. We also own certain trademarks.

The value of our intellectual property rights is subject to various uncertainties and contingencies. The scope of intellectual property protection afforded to pharmaceutical and biotechnological inventions is uncertain, and our product candidates are subject to this uncertainty. We cannot be certain that any of our patent applications will be granted, that additional products or processes we develop will be patentable, or that any of our patents will provide us with any competitive advantages. In addition, any existing or future patents or intellectual property owned by us may be challenged, invalidated or circumvented by others.

Further, other companies have been issued patents and have filed patent applications relating to our key technologies. While we do not believe that we are infringing any valid patents of which we are aware, we cannot be certain that our products or product candidates will not infringe or be dominated by patents that have issued or may issue to third parties.

We control the disclosure and use of our proprietary information through confidentiality agreements with employees, consultants and other third parties. However, our confidentiality agreements may not be honored, disclosure of our proprietary information may occur, and disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality obligations.

We support and collaborate in research conducted by other companies, universities and governmental research organizations. We may not be able to acquire exclusive rights to the intellectual property derived from such collaborations and disputes may arise as to rights in derivative or related research programs that we conduct. To the extent that consultants or other research collaborators use third parties' intellectual property in their work with us, disputes may also arise as to the rights to resulting intellectual property. In addition, in the event we breach any of our collaborative research contracts, such a breach may cause us to lose certain licensed intellectual property rights.

If we are required to defend against charges of infringement of intellectual property rights of third parties or assert our own intellectual property rights against third parties, we may incur substantial costs and could be enjoined from commercializing certain products. We may also be required to pay monetary damages. To avoid or settle litigation, we may seek licenses from third parties or attempt to redesign our products or processes to avoid infringement. However, we may not be successful in obtaining licenses or successfully redesigning our products or processes.

We could also be required to participate in U.S. interference proceedings or international patent oppositions. In fact, in order to protect our intellectual property position with respect to our neuroimmunophilin ligands, we filed a European opposition in 1998 to revoke another company's European patent. In 2000, we won this opposition, and the subject patent was revoked. However, the patentee has appealed the initial determination, and the patent could be reinstated. If the patent is reinstated, litigation could result.

Technology Licensing Agreements

In March 1994, we entered into an agreement (the "GLIADEL® Wafer Agreement") with Scios Inc. pursuant to which we licensed from Scios exclusive worldwide rights to numerous U.S. patents and patent applications and corresponding international patents and patent applications for polyanhydride biodegradable polymer technology for use in the field of tumors of the central nervous system and cerebral edema. GLIADEL® Wafer is covered under this license by two U.S. patents and certain related international patents and patent applications. The patent rights in the U.S. will expire in 2005. In April 1994, Scios assigned all of its rights and obligations under the GLIADEL® Wafer Agreement to MIT.

Under the GLIADEL® Wafer Agreement, we are obligated to pay a royalty on all net sales of products incorporating such technology as well as a percentage of all royalties received by us from sublicensees and certain advance and minimum annual royalty payments. We have exclusive worldwide rights to the technology for brain cancer therapeutics, subject to certain conditions, including a requirement to perform appropriate preclinical tests and file an IND with the FDA within 24 months of the identification of a drug-polymer product having greater efficacy than GLIADEL® Wafer. In addition, we are obligated to meet certain development milestones. Although we believe that we can comply with such obligations, our failure to perform these obligations could result in losing our rights to new polymer-based products.

In June 1996, we entered into a license agreement with MIT and Johns Hopkins regarding a patent application covering certain biodegradable polymers for use in connection with the controlled local delivery of certain chemotherapeutic agents (including paclitaxel (TAXOL®) and camptothecin) for treating solid tumors. Under this agreement, we are obligated to make certain annual and milestone payments to MIT and to pay royalties based on any sales of products incorporating the technology licensed to us. Furthermore, under the terms of the agreement, we have committed to spend minimum amounts to develop the technology and to meet certain development milestones. Although we believe that we can comply with such obligations, our failure to perform these obligations could result in losing our rights to such technology.

In July 1996, we entered into a license agreement with Johns Hopkins that currently covers several U.S. patents respecting certain PPEs developed at Johns Hopkins and patent applications for additional PPEs. This agreement, among other things, requires us to pay certain processing, maintenance and/or up-front fees, milestone payments and royalties, a portion of proceeds from sublicenses, and fees and costs related to patent prosecution and maintenance and to spend minimum amounts for, and meet deadlines regarding, development of this technology. In the event of termination of these licenses, we could lose our rights to the use of the licensed technology.

We and Johns Hopkins are parties to exclusive license agreements covering the neurotrophic use of neuroimmunophilin ligands, which were jointly discovered by scientists at, and are jointly owned by, Johns Hopkins and us, and the inhibition of PARP for neuroprotective uses and certain other technologies. These agreements require us to pay, among other things, certain processing, maintenance, and/or up-front fees, milestone payments and royalties, a portion of proceeds from sublicenses, and fees and costs related to patent prosecution and maintenance and to spend minimum amounts for, and meet deadlines regarding, development of the technologies. In the event of termination of these licenses, we could lose our rights to use the licensed technology (or in the case of joint inventions, exclusive use of such technology).

We obtained exclusive worldwide rights to DOPASCAN® Injection pursuant to a March 1994 license agreement (the "RTI Agreement") with Research Triangle Institute ("RTI"), which grants us rights to various U.S. and international patents and patent applications relating to binding ligands for certain receptors in the brain which are or may be useful as dopamine neuron imaging agents. DOPASCAN® Injection and certain related precursors and analogues are covered by U.S. patents which start expiring in 2009, as well as certain related international patents and patent applications.

Under the RTI Agreement, we reimbursed RTI for certain past patent-related expenses and agreed to make annual payments to RTI to support mutually agreed-upon research that was conducted at RTI through March 1999. In addition, we are obligated to pay RTI a royalty on gross revenues we receive from products derived from the licensed technology and from sublicensee proceeds and to make certain minimum royalty payments following the first commercial sale of such products. We must use commercially reasonable efforts to develop products related to the licensed technology and to meet certain performance milestones. Our failure to perform our obligations under the RTI Agreement in the future could result in termination of the license.

In March 2000, we entered into a license agreement with ProQuest Pharmaceuticals Inc., or ProQuest, which granted us exclusive worldwide development and commercialization rights to a prodrug of propofol, which we later named AQUAVAN™ Injection. Under the terms of the license agreement, we made an upfront payment to ProQuest in exchange for an equity position in the company and we are required to make additional payments to ProQuest based on the achievement of certain development milestones. We will also pay ProQuest royalties on AQUAVAN™ Injection sales.

United States Government Rights

Aspects of the technology licensed by us under agreements with third party licensors may be subject to certain government rights. Government rights in inventions conceived or reduced to practice under a government-funded program ("subject inventions") may include a non-exclusive, royalty-free worldwide license to practice or have practiced such inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant licenses which shall be exclusive under any of such inventions to a third party if they determine that: (i) adequate steps have not been taken to commercialize such inventions; (ii) such action is necessary to meet public health or safety needs; or (iii) such action is necessary to meet requirements for public use under federal regulations. The U.S. government also has the right to take title to a subject invention if there is a failure to disclose the invention and elect title within specified time limits. In addition, the U.S. government may acquire title in any country in which a patent application is not filed within specified time limits. Federal law requires any licensor of an invention that was partially funded by the federal government to obtain a covenant from any exclusive licensee to manufacture products using the invention substantially in the United States. Further, the government rights include the right to use and disclose, without limitation, technical data relating to licensed technology that was developed in whole or in part at government expense. Our principal technology license agreements contain provisions recognizing these government rights.

Competition

We are involved in technological fields in which developments are expected to continue at a rapid pace. Our success depends upon our ability to compete effectively in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutes is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than we do and represent significant competition for us. Acquisitions of competing companies by large pharmaceutical or other companies could enhance the financial, marketing and other resources available to these competitors. These competitors may develop products which are superior to those that we have under development.

We are aware of several competing approaches under development for the treatment of malignant glioma including using radioactive seeds for interstitial radiotherapy, increasing the permeability of the blood-brain barrier to chemotherapeutic agents, sensitizing cancer cells to chemotherapeutic agents using gene therapy and developing chemotherapeutics directed to specific receptors in brain tumors. Furthermore, our patent protection for GLIADEL® Wafer ends in 2005. At that time, others may try to copy the wafer and enter the market as a generic drug through applicable FDA procedures.

A number of companies have shown interest in trying to develop neurotrophic agents to promote nerve growth and repair in neurodegenerative disorders and traumatic central nervous system injuries. Most of these activities have focused on naturally occurring growth factors. These factors contain large molecules that generally cannot cross the blood-brain barrier and thus present problems in administration and delivery. We are aware of several companies that are investigating small molecule neurotrophic compounds for peripheral neuropathy in the clinic.

There is intense competition to develop an effective and safe neuroprotective drug or biological agent. Calcium channel antagonists, calpain inhibitors, adenosine receptor antagonists, free radical scavengers, superoxide dismutase inducers, proteoloytic enzyme inhibitors, phospholipase inhibitors and a variety of other agents are under active development by others. Glutamate or NMDA receptor antagonists are under development by several other companies.

The anesthesia/sedation field is concentrated in the United States mainly among four major companies, with several other companies doing research in the field. There are numerous products currently on the market that are accepted as relatively safe and effective anesthetic agents and sedation agents. In addition, we are aware of several companies that are seeking to develop water soluble formulations of propofol. We cannot be sure that we can successfully develop AQUAVAN™ Injection into a safe and effective drug or that it will be cleared for marketing. Even if we are able to market AQUAVAN™ Injection, the commercial prospects for it will depend heavily on its safety and efficacy profile relative to alternatives then available in the market.

Although our PACLIMER® Microspheres and LIDOMER® Microspheres are based on a proprietary polymer system, this technology competes with other developing and existing drug delivery technologies. We are aware of several other companies that are seeking to develop sustained release injectable products for pain, including post-surgical pain. Additionally, other companies are engaged in the development of improved formulations of paclitaxel.

We believe that two other companies are clinically evaluating imaging agents for dopamine neurons. In addition, a variety of radiolabeled compounds for use with Positron Emission Tomography ("PET") scanners have been used to image dopamine neurons successfully in patients with Parkinson's disease. PET scanning is currently only available in a limited number of hospitals in the United States and Europe.

Any product candidate that we develop and for which we gain regulatory approval, including GLIADEL® Wafer, must then compete for market acceptance and market share. For certain of our product candidates, an important factor will be the timing of market introduction of competitive products. Accordingly, the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market is expected to be an important determinant of market success. Other competitive factors include the capabilities of our collaborators, product efficacy and safety, timing and scope of regulatory approval, product availability, marketing and sales capabilities, reimbursement coverage, the amount of clinical benefit of our product candidates relative to their cost, method of administration, price and patent protection. Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than us. The achievement of any of these goals by our competitors could have a material adverse effect on our business, financial condition and results of operations.

Research and Development Expenses

Our research and development expenses were $54.3 million, $46.9 million, and $41.9 million for the years ended December 31, 2001, 2000, and 1999, respectively. These expenses were divided among our various technology platforms in the following manner:

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Biopolymer technologies	$ 8,563	$ 8,648	$10,532
Pharmaceuticals & other	24,512	21,087	16,724
Shared expenses	21,197	17,165	14,666
Total research & development	$54,272	$46,900	$41,922

Biopolymer Technologies

With respect to our biopolymer technologies, the modest decrease in 2001 compared to 2000 reflects less development expenses incurred related to PACLIMER® Microspheres offset by an increase in expenses related to LIDOMER™ Microspheres as it advanced into the clinic. The decrease in 2000 compared to 1999 is a result of advancing PACLIMER® Microspheres into the clinic offsetting a reduction in spending on research to select an appropriate product candidate.

Pharmaceuticals & Other

Research and development expenses related to our pharmaceutical and related technologies increased in 2001 compared to 2000. This increase is the result of advancing AQUAVAN™ Injection and GPI 5693 into clinical trials and was offset by a reduction in expenses associated with our FKBP neuroimmunophilin program, as Amgen, Inc., our former corporate partner, completed its research funding to us. The increase in 2000 compared to 1999 is a result of our acquisition of the rights to, and beginning the development of, AQUAVAN™ Injection.

Shared Expenses

Shared expenses include the costs of operating and maintaining our facilities, property and equipment used in the research and development processes, and management effort allocable to research and development projects. The increases from year to year resulted from increased costs to operate our facilities as we occupied our new research and development facility during the second half of 1999, and increased expenses associated with our project management efforts as the number and magnitude of our projects have increased.

Product Liability and Insurance

Product liability risk is inherent in the testing, manufacture, marketing and sale of our product and product candidates, and there can be no assurance that we will be able to avoid significant product liability exposure. While we currently maintain product liability insurance covering clinical trials and product sales, there can be no assurance that this or any future insurance coverage obtained by us will be adequate or that claims will be covered by our insurance. Our insurance policies provide coverage on a claims-made basis and are subject to annual renewal. Product liability insurance varies in cost, can be difficult to obtain and may not be available to us in the future on acceptable terms, or at all.

Employees

At December 31, 2001, we employed 289 individuals. Of these 289 employees, 221 were employed in the areas of research and product development and in the manufacturing and quality control of GLIADEL® Wafer. The remaining 68 employees performed selling, general and administrative functions, including sales and marketing, executive, finance and administration, legal and business development. None of our employees are currently represented by a labor union. Additionally, through Cardinal Health, we have engaged 27 field sales representatives and national account managers dedicated to the sale of GLIADEL® Wafer. To date, we have not experienced work stoppages related to labor issues and we believe our relations with our employees are good.

Hiring and retaining qualified personnel are important factors for our future success. We are likely to continue to add personnel particularly in the areas of sales and marketing, research, clinical research and operations, including manufacturing. Intense competition exists for these qualified personnel from other biotechnology and biopharmaceutical companies as well as academic, research and governmental organizations. There can be no assurance that we will be able to continue to hire qualified personnel and, if hired, that we will be able to retain these individuals.

Item 1A. ***Executive Officers and Other Significant Employees of Registrant***

Craig R. Smith, M.D., Chairman of the Board of Directors and Chief Executive Officer, age 56, joined the Company as a Director at the Company's inception in July 1993. Dr. Smith was elected President and Chief Executive Officer in August 1993 and was elected Chairman of the Board in January 1994. Dr. Smith stepped down as President of the Company in February 2002, when David Wright was appointed to that position as a result of a Company reorganization. Prior to joining the Company, Dr. Smith was Senior Vice President for Business and Market Development at Centocor, Inc., a biotechnology corporation. Before joining Centocor, Dr. Smith served on the Faculty of the Department of Medicine at Johns Hopkins Medical School. Dr. Smith received his M.D. from the State University of New York at Buffalo in 1972 and received training in Internal Medicine at Johns Hopkins Hospital from 1972 to 1975. Dr. Smith is a member of the board of directors of CellGate, Inc. and Molecular Neuroimaging LLC.

David P. Wright, President and Chief Business Officer, age 54, joined the Company as Executive Vice President, Commercial Operations in November 2000. In February 2002, Mr. Wright was promoted to President and Chief Business Officer. From 1990 through 1999, Mr. Wright was employed by MedImmune, Inc., most recently as Executive Vice President Sales and Marketing. Prior to joining MedImmune, Mr. Wright was Vice President, Gastrointestinal Business Group, for Smith, Kline and French Laboratories, and held various marketing and sales posts with G.D. Searle, Glaxo, Hoffmann-LaRoche and Pfizer. Mr. Wright received a Master of Arts in Speech Pathology and Audiology from the University of South Florida in 1969.

John P. Brennan, Senior Vice President, Technical Operations, age 59, joined the Company as Vice President, Operations in January 1994 and became Senior Vice President, Operations in January 1997. In February 1999, Mr. Brennan was promoted to Senior Vice President, Technical Operations and General Manager, Drug Delivery Business. From 1980 to 1993, he was Vice President, Technical Operations and Manufacturing for G.D. Searle and Co., where he was responsible for the operation of manufacturing plants in North America, Latin America and Europe and the worldwide pharmaceutical and process technology. Mr. Brennan received his B.S. in Chemistry from the Philadelphia College of Pharmacy and Science in 1968 and attended the Wharton Graduate Management Program in 1976.

Andrew R. Jordan, Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer, age 54, joined the Company as Vice President, Secretary, Treasurer and Chief Financial Officer in September 1993. In January 1997, he became Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Jordan held various positions with KPMG LLP, a public accounting firm, including partner since 1983. Mr. Jordan's experience at KPMG LLP included advising early-stage and emerging technology companies and initial and secondary public equity and debt offerings. He received his B.A. from Rutgers College in 1969 and his MBA from Rutgers Graduate School of Business in 1973 and is a Certified Public Accountant.

Thomas C. Seoh, Senior Vice President, Corporate and Commercial Development and Strategic Planning, age 44, joined the Company in April 1995, as Vice President, General Counsel and Secretary. In August 1999, he was promoted to Senior Vice President. In February 2001, he became Senior Vice President, Corporate Development, General Counsel and Secretary and in February 2002 he became Senior Vice President, Corporate and Commercial Development and Strategic Planning. Mr. Seoh previously held legal management positions with ICN Pharmaceuticals, Inc. group, including Vice President and Associate General Counsel, and with Consolidated Press U.S., Inc., and was associated with the New York and London offices of Lord Day & Lord, Barrett Smith. Mr. Seoh received his J.D. and A.B. from Harvard University.

Nancy J. Linck, Ph.D., J.D., Senior Vice President, General Counsel and Secretary, age 60, joined the Company as Vice President, Intellectual Property in November 1998. In February 2001, Dr. Linck was promoted to Senior Vice President, Intellectual Property and Deputy General Counsel. Dr. Linck became Senior Vice President, General Counsel and Secretary in February 2002. From 1994 to 1998, Dr. Linck was Solicitor for the U.S. Patent and Trademark Office, where she acted as general counsel for the Commissioner of Patents and Trademarks. From 1987 to 1994, Dr. Linck worked as a patent and trademark litigator at the intellectual property law firm of Cushman, Darby & Cushman, first as an associate from 1987 to 1990, and later as a partner from 1991 to 1994. Since 1995, Dr. Linck has been engaged as an Adjunct Professor of Law, first at George Washington University School of Law and presently at Georgetown University Law Center. Dr. Linck received her B.S. in Chemistry from the University of California, Berkeley, her M.S. and Ph.D. in Inorganic Chemistry from the University of California, San Diego, and her J.D. from Western New England College School of Law.

William C. Vincek, Ph.D., Senior Vice President, Pharmaceutical and Chemical Development, age 54, joined the Company as Vice President, Corporate Quality in August 1997. In August 1999, he became Vice President, Pharmaceutical & Chemical Development. In February 2002, Dr. Vincek was promoted to Senior Vice President, Pharmaceutical and Chemical Development. From November 1993 until Dr. Vincek joined the Company, he was Group Director, CMC & Preclinical Regulatory Affairs and Global Research and Development GMP Quality Assurance at Glaxo Wellcome, Inc. Prior to that time, Dr. Vincek held various positions at SmithKline Beecham Pharmaceuticals and related entities. Dr. Vincek received his Ph.D. in Medicinal Chemistry from the University of Kansas, where he also received an M.S. in Medicinal Chemistry. Dr. Vincek received a B.S. in Chemistry from Colorado State University.

Margaret M. Contessa, Senior Vice President, Human Resources, age 53, joined Guilford as Vice President of Human Resources in November 2000. In February 2002, Ms. Contessa was promoted to Senior Vice President, Human Resources. Prior to joining Guilford, from March 1998 to January 1999, Ms. Contessa was Vice President, Human Resources of Witco Corporation, a 6,000-person, multibillion-dollar manufacturer of specialty chemicals located in Greenwich, Connecticut. From 1986 through 1998, she was employed by Engelhard Corporation as Director, Human Resources, and prior to that held various human resources positions with Schering Plough and BASF. Ms. Contessa received her B.S. in Management Science at Fairleigh Dickinson University in 1977 and received training at Harvard and Columbia University.

Item 2. *Properties*

In August 1994, we entered into a master lease for an approximately 83,000 square foot building in Baltimore, Maryland that currently serves as our headquarters. We currently occupy 23,000 square feet for office space, 18,000 square feet for manufacturing space for GLIADEL® Wafer and potentially other polymer-based products, and 42,000 square feet of research and development laboratories. The master lease expires in June 2005. Two five-year renewal options are available to us or we may exercise a purchase option any time after the ninth year of the lease for the then-current fair market value.

In February 1998, we entered into an operating lease with a trust affiliated with First Union National Bank respecting the construction and occupancy of a new laboratory and office facility, consisting of approximately 73,000 square feet. We began moving personnel into this facility in June 1999 and consolidated all of our operations into our current headquarters and the new facility during the third quarter of 1999. The lease expires in February 2005, at which time we have an option (i) to purchase the property or (ii) to sell the property on behalf of the trust (subject to certain limitations and related obligations). In addition, we may, with the consent of First Union, enter into a new lease arrangement.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a more complete description of the Company's arrangements with First Union.

Item 3. *Legal Proceedings*

We are not a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of the Company's security holders during the last quarter of its fiscal year ended December 31, 2001.

Item 4A. *Risk Factors*

An investment in our stock is very speculative and involves a high degree of risk. You should consider the following important factors, as well as the other information in this report and our SEC filings, carefully before purchasing our stock.

We have a history of losses and our future profitability is uncertain.

We may not be able to achieve or sustain significant revenues or earn a profit in the future. We founded Guilford in July 1993, and since that time, with the sole exception of 1996, we have not earned a profit in any year. Our losses result mainly from the significant amount of money that we have spent on research and development. As of December 31, 2001, we had an accumulated deficit of approximately $190.3 million. We expect to have significant additional losses over the next several years.

Most of our product candidates are in research or early stages of preclinical and clinical development. Except for GLIADEL® Wafer, none of our products or product candidates has been sold to the public. Up to this time, nearly all of our revenues have come from:

- payments from Aventis and Amgen under now terminated agreements with each of them, supporting the research, development and commercialization of our product candidates,
- research funding from Amgen,
- royalty payments from Aventis' sale and distribution of GLIADEL® Wafer, and
- our sale and distribution of GLIADEL® Wafer.

Our agreements with both Aventis and Amgen have terminated and we do not expect revenues from GLIADEL® Wafer to be sufficient to support all our anticipated future activities. In addition, we do not expect to generate revenues from the sale of our product candidates for the next several years, if ever, because of significant risks.

These risks are part of each of the following activities:

- new product development,
- the conduct of preclinical animal studies and human clinical trials,
- applying for and obtaining regulatory approval to market and sell product candidates,
- expanding the processes for making product candidates from the relatively small quantities and qualities needed for research and development purposes to the commercial scale manufacture needed to support marketing and sales of new products, and
- commercialization of new products.

Many factors will dictate our ability to achieve sustained profitability in the future, including:

- our ability to successfully market, sell and distribute our products, including GLIADEL® Wafer,
- receipt of regulatory clearance to market and sell GLIADEL® Wafer for patients undergoing initial surgery for malignant glioma in the United States as well as in Europe and other countries,
- the successful development and commercialization of product candidates on our own, and
- our ability to enter into additional collaborative arrangements and license agreements with other corporate partners for our product candidates and earlier stage technologies as we develop them and the successful development and commercialization of those product candidates and technologies.

We will need to conduct substantial additional research, development and clinical trials. We will also need to receive necessary regulatory clearances both in the United States and foreign countries and to obtain meaningful patent protection for and establish freedom to commercialize each of our product candidates. We expect that these research, development and clinical trial activities, and regulatory clearances, together with future general and administrative activities, will result in significant expenses for the foreseeable future.

We depend on a single product, GLIADEL® Wafer, for revenues.

Our short-term prospects depend to a large extent on sales of GLIADEL® Wafer, our only commercial product. We commercially launched GLIADEL® Wafer in the United States in February 1997. We currently do not know whether the product will ever gain broad market acceptance or the extent of the marketing efforts necessary to achieve broad market acceptance. If GLIADEL® Wafer fails to gain market acceptance, the revenues we receive from sales of GLIADEL® Wafer would be unlikely to increase.

On October 23, 2000, we reacquired from Aventis the right to market, sell and distribute GLIADEL® Wafer. Until then, Aventis held exclusive worldwide (excluding Scandinavia and Japan) marketing, sales and distribution rights for GLIADEL® Wafer. Under that arrangement, Aventis paid us royalties and also made designated milestone payments upon achieving specified domestic and international regulatory approvals. After the reacquisition, Aventis is no longer obligated to make any payments to us.

We have approval from the FDA to market GLIADEL® Wafer in the United States for only a limited subset of patients who suffer from brain cancer. Our approval is for those patients for whom surgical tumor removal, commonly referred to as "resection," is called for and who have "recurrent" forms of a type of brain cancer called glioblastoma multiforme. A recurrent form of glioblastoma multiforme is one in which the cancer has returned after initial surgery to remove a brain tumor. The number of patients undergoing recurrent surgery for glioblastoma multiforme is very limited, and we believe the total number of patients on an annual basis who have glioblastoma multiforme in the United States is approximately 10,000.

In March 2002, the FDA informed us that our supplemental New Drug Application for GLIADEL® Wafer for patients undergoing initial surgery for malignant glioma was not approvable. The FDA's action means that we continue to be unable to market GLIADEL® Wafer in the United States for use in patients beyond the current narrow indication and reduces the likelihood of increasing the revenues that we receive from sales of GLIADEL® Wafer.

In addition, in January 2002 we submitted applications for approval to market GLIADEL® Wafer in Europe for patients undergoing first surgery for malignant glioma. Presently, GLIADEL® Wafer is approved for the market for recurrent GBM in only 21 countries, including France, Spain, Germany and the U.K. GLIADEL® Wafer is only currently approved for first-line therapy in Canada. If we are not able to obtain additional approvals, the market for GLIADEL® Wafer would remain limited both geographically and with regard to approved uses, which reduces the likelihood of increasing the revenues that we receive from sales of GLIADEL® Wafer. Regardless of the number of foreign regulatory approvals that we have received, international sales to date comprise a small percentage of worldwide sales of GLIADEL® Wafer.

GLIADEL® Wafer is also a very fragile product and can easily break into many pieces if it is not handled with great care. Product recalls or returns due to excessive breakage of the GLIADEL® Wafers or for other reasons could also have a negative effect on our business, financial condition and results of operations.

We have limited experience selling our products directly and we may not be successful in our efforts to market, sell and distribute GLIADEL® Wafer. Additionally, we expect to incur significant expense in marketing, selling and distributing GLIADEL® Wafer.

From GLIADEL® Wafer's commercial launch until December 31, 2000, Aventis marketed, sold and distributed GLIADEL® Wafer. Our reacquisition of the right to market, sell and distribute GLIADEL® Wafer in October 2000 marks an important change in our business. We acquired direct sales capability during the first quarter of 2001, and therefore, we have limited experience in engaging in marketing and sales efforts. This limited experience may limit our success in selling GLIADEL® Wafer. Additionally, our marketing and sales efforts may use resources and require attention from management that would otherwise be provided to the drug development business.

Our operating results are likely to fluctuate from quarter to quarter, which could cause the price of our common stock to fluctuate.

Our revenues and expenses have fluctuated significantly in the past. This fluctuation has in turn caused our operating results to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue and thus our operating results should also continue to vary significantly. These fluctuations are due to a variety of factors, including:

- the timing and amount of sales of GLIADEL® Wafer,
- the timing and realization of milestone and other payments from future corporate partners,
- the timing and amount of expenses relating to our research and development, product development, and manufacturing activities, and
- the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patent and other rights to our intellectual property.

Because of these fluctuations, it is possible that our operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of our common stock to fluctuate.

The market price of our stock may be negatively affected by market volatility.

The market price of our stock has been and is likely to continue to be highly volatile. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small biopharmaceutical companies, like us, have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

From time to time, stock market professionals publish research reports covering our business and our future prospects. For a number of factors, we may be unable to meet the expectations of securities analysts or investors and our stock price may decline. These factors include:

- announcements by us or our competitors of clinical results, technological innovations, product sales, new products or product candidates,
- developments or disputes concerning patent or proprietary rights,
- regulatory developments affecting our products,
- period-to-period fluctuations in the results of our operations,
- market conditions for emerging growth companies and biopharmaceutical companies,
- revenues received from GLIADEL® Wafer, and
- our expenditures.

In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which would negatively impact our business.

Our manufacturing capabilities are limited by the size of our facilities, our inexperience in manufacturing large quantities of product and the potential inability to locate a third party manufacturer for our product candidates.

To commercialize GLIADEL® Wafer, we must be able to manufacture it in sufficient quantities, in compliance with regulatory requirements, and at acceptable costs. We manufacture GLIADEL® Wafer at one of our two manufacturing facilities in Baltimore, Maryland, which consists of production laboratories and redundant cleanrooms. We estimate that the facility currently being used has the capacity to manufacture approximately 8,000 GLIADEL® Wafer treatments per year.

We have manufactured only limited quantities of GLIADEL® Wafer in our facilities. We cannot be sure that we will be able to continue to satisfy applicable regulatory standards, including FDA requirements, and other requirements relating to the manufacture of GLIADEL® Wafer in the facilities.

We also face risks inherent in the operation of a facility for manufacture of GLIADEL® Wafer. These risks include:

- unforeseen plant shutdowns due to personnel, equipment or other factors, and
- the possible inability of the facilities to produce GLIADEL® Wafer in quantities sufficient to meet demand.

Any delay in the manufacture of GLIADEL® Wafer could result in delays in product shipment. Delays in product shipment would have a negative effect on our business and operating results.

Currently, we have no manufacturing capabilities for commercial quantities of any of our product candidates. Consequently, in order to complete the commercialization process of any of our product candidates, we must either acquire, build or expand our internal manufacturing capabilities or rely on third parties to manufacture these product candidates. We cannot be sure that we will be able to (1) acquire, build or expand facilities that will meet quality, quantity and timing requirements or (2) enter into manufacturing contracts with others on acceptable terms. If we are unable to accomplish these tasks, it would impede our efforts to bring our product candidates to market, which would adversely affect our business. Moreover, if we decide to manufacture one or more of our product candidates ourselves (rather than engage a contract manufacturer), we would incur substantial start-up expenses and would need to expand our facilities and hire additional personnel.

Third-party manufacturers must also comply with FDA, Drug Enforcement Administration, and other regulatory requirements for their facilities. In addition, the manufacture of product candidates on a limited basis for investigational use in animal studies or human clinical trials does not guarantee that large-scale, commercial production is viable. Small changes in methods of manufacture can affect the safety, efficacy, controlled release or other characteristics of a product. Changes in methods of manufacture, including commercial scale-up, can, among other things, require the performance of new clinical studies.

Revenues from our products, specifically GLIADEL® Wafer, depend in part on reimbursement from health care payors, which is uncertain.

The continuing efforts of government and insurance companies, health maintenance organizations and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability. These efforts may also affect the future revenues and profitability of our potential customers, suppliers and collaborative partners, in turn affecting demand for our products. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a negative effect on our business and operating results.

Our ability to commercialize our products successfully will depend in part on the extent to which private health insurers, organizations such as HMOs and governmental authorities reimburse the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to operate profitably.

Furthermore, even if reimbursement is available for our products, we cannot be sure that it will be available at price levels sufficient to cover the cost of our products to customers and this may have the effect of reducing the demand for our products, or may prohibit us from charging customers a price for our products that would result in an appropriate return on our investment in those products.

We face technological uncertainties in connection with the research, development and commercialization of new products.

The research, development and commercialization of pharmaceutical drugs involve significant risk. Before we or our corporate partners can be in a position to market, sell and distribute a new product, each of us will have to:

- expend substantial capital and effort to develop our product candidates further, which includes conducting extensive and expensive preclinical animal studies and human clinical trials,
- apply for and obtain regulatory approval to market and sell such product candidates, and
- conduct other costly activities related to preparation for product launch, among many other activities.

In some of our research programs, we are using compounds that we consider to be "prototype" compounds in the research phase of our work. By prototype compounds we mean compounds that we are using primarily to establish that a relevant scientific mechanism of biological or chemical action could have commercial application in diagnosing, treating or preventing disease. We generally do not consider our prototype compounds to be lead compounds acceptable for further development into a product(s) because of factors that render them unsuitable as drug candidates. These factors include the ability for the compound to be absorbed, metabolized, distributed and excreted from the body. In order to develop commercial products, we will need to conduct research using other compounds that share the key aspects of the prototype compounds but do not have the unsuitable characteristics. This may not always be possible.

In addition, our product candidates are subject to the risks of failure inherent in the development of products based on new and unsubstantiated technologies. These risks include the possibility that:

- our new approaches will not result in any products that gain market acceptance,
- a product candidate will prove to be unsafe or ineffective, or will otherwise fail to receive and maintain regulatory clearances necessary for marketing,
- a product, even if found to be safe and effective, could still be difficult to manufacture on the large scale necessary for commercialization or otherwise not be economical to market,
- a product will unfavorably interact with other types of commonly used medications, thus restricting the circumstances in which it may be used,
- third parties may successfully challenge our proprietary rights protecting a product,
- proprietary rights of third parties will preclude us from manufacturing or marketing a new product, or
- third parties will market superior or more cost-effective products.

As a result, our activities, either directly or through corporate partners, may not result in any commercially viable products.

We depend on collaborations with third parties for the development and commercialization of our products.

Our resources are limited, particularly because we are developing our technologies for a variety of different diseases. Our business strategy requires that we enter into various arrangements with:

- corporate partners,
- academic investigators at universities, such as Johns Hopkins and others,
- licensors of technologies, such as Johns Hopkins, MIT and RTI, and
- licensees of our technologies, such as DRL, MAP and others.

Our success depends in large part upon the efforts of our third party collaborators.

Our business strategy includes finding larger pharmaceutical companies to collaborate with us to support the research, development and commercialization of our product candidates. In trying to attract these corporate partners, we face serious competition from other small pharmaceutical companies and the in-house research and development staffs of the larger pharmaceutical companies. If we are unable to enter into such arrangements with corporate partners, our ability to proceed with the research, development, manufacture or sale of product candidates may be severely limited. For example, we are actively seeking corporate partners to assist in the development of our NAALADase and PARP inhibitor neuroprotective drug programs, but we may not find suitable corporate partners for these programs. It is common practice in many corporate partnerships in our industry for the larger partner to have responsibility for conducting preclinical studies and human clinical trials and/or preparing and submitting applications for regulatory approval of potential pharmaceutical products. It is possible that this will be the case with future arrangements into which we may enter. If one of our collaborative partners fails to develop or commercialize successfully any of our product candidates, we may not be able to remedy this failure and it could negatively affect our business.

Furthermore, larger pharmaceutical companies often explore multiple technologies and products for the same medical conditions. Therefore, they are likely to enter into collaborations with our competitors for products addressing the same medical conditions targeted by our technologies. Thus our collaborators may be pursuing alternative technologies or product candidates in order to develop treatments for the diseases or disorders targeted by our collaborative arrangements. Our collaborators may pursue these alternatives either on their own or in collaboration with others, including our competitors. Depending on how other product candidates advance, a corporate partner may slow down or abandon its work on our product candidates or terminate its collaborative arrangement with us in order to focus on these other prospects.

We may be unable to obtain the additional capital needed to operate and grow our business.

We will require substantial funds in order to cover the costs related to our commercial operations function, continue our research and development programs and preclinical and clinical testing, and to manufacture our products. We may be unable to obtain any future funds that we may require on acceptable terms, or at all.

Under our operating lease with a trust affiliated with a commercial bank for our new research and development facility and other financial obligations, we are required to hold, in the aggregate, unrestricted cash, cash equivalents and investments of $40 million at all times. In addition, we are required to maintain specified amounts of cash or investments as collateral under certain financial obligations. As of December 31, 2001, we maintained $16.5 million in restricted investments pursuant to these financial obligations.

Our capital requirements depend on numerous factors, including:

- the progress of our research and development programs,
- the progress of preclinical and clinical testing,
- the time and costs involved in obtaining regulatory approvals,

- the extent of intellectual property protection obtained for our products and product candidates,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments,
- changes in our existing research relationships with universities and others,
- our ability to establish collaborative arrangements with large pharmaceutical companies and others,
- the requirements and timing of entering into technology licensing agreements and other similar arrangements, and
- the progress of efforts to scale-up manufacturing processes.

We may use our existing resources before we may otherwise expect because of changes in our research and development and commercialization plans or other factors affecting our operating expenses or capital expenditures, including potential acquisitions of other businesses, assets or technologies.

Our ability to raise future capital on acceptable terms depends on conditions in the public and private equity markets and our performance, as well as the overall performance of other companies in the pharmaceutical and biotechnology sectors.

We may be unable to obtain proprietary rights to protect our products and services, permitting competitors to duplicate them.

Any success that we have will depend in large part on our ability to:

- obtain, maintain and enforce intellectual property protection for our products and processes,
- license patent rights from third parties,
- maintain trade secret protection, and
- operate without infringing upon the proprietary rights of others.

Intellectual property for our technologies and products will be a crucial factor in our ability to develop and commercialize our products. Large pharmaceutical companies consider a strong patent estate critical when they evaluate whether to enter into a collaborative arrangement to support the research, development and commercialization of a technology. Without the prospect of reasonable intellectual property protection, it would be difficult for a corporate partner to justify the time and money that is necessary to complete the development of a product.

The rules and criteria for receiving and enforcing a patent for pharmaceutical and biotechnological inventions are in flux and are unclear in many respects. The range of protection given these types of patents is uncertain, and a number of our product candidates are subject to this uncertainty.

Many others, including companies, universities and other research organizations, work in our business areas, and we cannot be sure that the claims contained in our issued patents will be interpreted as broadly as we would like in light of the inventions of these other parties. In addition, we cannot be sure that the claims set forth in our pending patent applications will issue in the form submitted. These claims may be narrowed or stricken, and the applications may not ever ultimately result in valid and enforceable patents. Thus, we cannot be sure that our patents and patent applications will adequately protect our product candidates.

We are aware of at least one company, which has asserted publicly that it has submitted patent applications claiming the use of certain of its immunosuppressive compounds and multidrug resistance compounds for nerve growth applications. That company has also stated that it has issued U.S. patents and pending U.S. applications which claim compounds that are useful in nerve growth applications. We cannot give any assurance as to the ability of our patents and patent applications to adequately protect our neurotrophic product candidates. Also, our neurotrophic product candidates may infringe or be dominated by patents that have issued or may issue in the future to third parties.

In order to protect our intellectual property position with respect to our neuroimmunophilin ligands, we filed an opposition in 1998 in an effort to prevent the final issuance of a European patent to the company we discuss in the above paragraph. In 2000, we won the opposition and the subject patent was revoked. However, the patentee has appealed the initial determination and the patent could be reinstated. If the patent is reinstated, litigation could result.

Furthermore, any or all of the patent applications assigned or licensed to us from third parties may not be granted. We may not develop additional products or processes that are patentable. Any patents issued to us, or licensed by us, may not provide us with any competitive advantages or adequate protection for our products. Others may successfully challenge, circumvent or invalidate any of our existing or future patents or intellectual property.

Our policy is to control the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. There is a risk, however, that:

- these parties will not honor our confidentiality agreements,
- disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations, or
- disclosure of our trade secrets will occur regardless of these contractual protections.

In our business, we often work with consultants and research collaborators at universities and other research organizations. To the extent that any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

We support and collaborate in research conducted in universities, such as Johns Hopkins, and in governmental research organizations, such as the National Institutes of Health. We may not be able to acquire exclusive rights to the inventions or technical information that result from work performed by personnel at these organizations. Also, disputes may arise as to which party should have rights in research programs that we conduct on our own or in collaboration with others that are derived from or related to the work performed at a university or governmental research organization. In addition, in the event of a contractual breach by us, some of our collaborative research contracts provide that we must return the technology rights, including any patents or patent applications, to the contracting university or governmental research organization.

Questions of infringement of intellectual property rights, including patent rights, may involve highly technical and subjective analyses. Some or all of our existing or future products or technologies may now or in the future infringe the rights of other parties. These other parties might initiate legal action against us to enforce their claims, and our defense of the claims might not be successful.

We may incur substantial costs if we must defend against charges of infringement of patent or proprietary rights of third parties. We may also incur substantial costs if we find it necessary to protect our own patent or proprietary rights by bringing suit against third parties. We could also lose rights to develop or market products or be required to pay monetary damages or royalties to license proprietary rights from third parties. In response to actual or threatened litigation, we may seek licenses from third parties or attempt to redesign our products or processes to avoid infringement. We may not be able to obtain licenses on acceptable terms, or at all, or successfully redesign our products or processes.

In addition to the risk that we could be a party to patent infringement litigation, the U.S. Patent and Trademark Office could require us to participate in patent interference proceedings. These proceedings are often expensive and time-consuming, even if we were to prevail in such proceedings.

We rely on licensed intellectual property for GLIADEL® Wafer and our other product candidates.

We have licensed intellectual property, including patents, patent applications and know-how, from universities and others, including intellectual property underlying GLIADEL® Wafer, DOPASCAN® Injection, AQUAVAN™ Injection and the neuroimmunophilin ligand technology. Some of our product development programs depend on our ability to maintain rights under these licenses. Under the terms of our license agreements, we are generally obligated to:

- exercise diligence in the research and development of these technologies,
- achieve specified development and regulatory milestones,
- expend minimum amounts of resources in bringing potential products to market,
- make specified royalty and milestone payments to the party from which we have licensed the technology, and
- reimburse patent costs to these parties.

In addition, these license agreements require us to abide by record-keeping and periodic reporting obligations. Each licensor has the power to terminate its agreement if we fail to meet our obligations under our license with it. We may not be able to meet our obligations under these license agreements, which could deprive us of access to key technology. Furthermore, these obligations may conflict with our obligations under other agreements that we have.

If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. Losing our marketing and sales rights would have a significant negative effect on our business, financial condition and results of operations. Our license agreements require that we pay a royalty on sales of GLIADEL® Wafer to the university that licensed us the technology underlying that product. In addition, we will have to pay milestone and/or royalty payments in connection with the successful development and commercialization of DOPASCAN® Injection, AQUAVAN™ Injection and any products that result from the PPE, NIL and PARP technologies.

In addition, our U.S. patent protection for GLIADEL® Wafer expires in 2005. From and after that time, there can be no assurance that others will not enter the market with a generic copy of GLIADEL® Wafer.

We depend on a single source of supply for several of our key product components.

Currently, we can only purchase some of the key components for GLIADEL® Wafer and our product candidates from single source suppliers. These vendors are subject to many regulatory requirements regarding the supply of these components. We cannot be sure that these suppliers will comply, or have complied, with applicable regulatory requirements or that they will otherwise continue to supply us with the key components we require. If suppliers are unable or refuse to supply us, or will supply us only at a prohibitive cost, we may not be able to access additional sources at acceptable prices, on a timely basis, if ever.

The current formulation of GLIADEL® Wafer utilizes the chemotherapeutic agent BCNU, which is also known as "carmustine." Currently we have the option to procure BCNU from only two sources in the United States, and we are not aware of any supplier outside of the United States. We currently obtain BCNU from one of these two U.S. suppliers on a purchase order basis and not through any long-term supply agreement. If we fail to receive key supplies necessary for the manufacture of GLIADEL on a timely basis at a reasonable cost, delays in product shipment could result. Delays of this type would have a negative effect on our business.

The manufacture of DOPASCAN® Injection requires that the precursor compound be labeled with a radioactive isotope of iodine, Iodine-123, to produce DOPASCAN® Injection. Worldwide, a limited number of companies are capable of performing both the necessary transformation of the precursor into DOPACAN and of distributing it to diagnostic centers.

Based on our assessment of United States' companies capable of DOPASCAN® Injection manufacture and distribution, we believe a significant risk exists in our ability to produce DOPASCAN® Injection in sufficient quantities and at an acceptable cost to conduct the Phase III clinical trials necessary to support NDA approval and successful commercialization of the product. Currently, we have neither the internal capability nondomestic external (third party) arrangements to manufacture and supply DOPASCAN® Injection. Our inability to locate a suitable domestic third-party manufacturer and distributor of DOPASCAN® Injection on acceptable terms will prevent us from further development of this product candidate in the United States.

The U.S. government holds rights which may permit it to license to third parties technology we currently hold the exclusive right to use.

The U.S. government holds rights that govern aspects of specific technologies licensed to us by third party licensors. These government rights in inventions conceived or reduced to practice under a government-funded program may include a non-exclusive, royalty-free, worldwide license for the government to practice or have practiced resulting inventions for any governmental purpose. In addition, the U.S. government has the right to grant to others licenses that may be exclusive under any of these inventions if the government determines that:

- adequate steps have not been taken to commercialize such inventions,
- the grant is necessary to meet public health or safety needs, or
- the grant is necessary to meet requirements for public use under federal regulations.

The U.S. government also has the right to take title to a subject invention if we fail to disclose the invention, and may elect to take title within specified time limits. The U.S. government may acquire title in any country in which we do not file a patent application within specified time limits.

Federal law requires any licensor of an invention partially funded by the federal government to obtain a commitment from any exclusive licensee, such as us, to manufacture products using the invention substantially in the United States. Further, these rights include the right of the government to use and disclose technical data relating to licensed technology that was developed in whole or in part at government expense. Our principal technology license agreements contain provisions recognizing these rights.

Preclinical and clinical trial results for our products may not be favorable.

In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both preclinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. The results of clinical trials we conduct may not be successful. Adverse results from any clinical trials would have a negative effect on our business.

We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to demonstrate satisfactorily that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from preclinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

We are subject to extensive governmental regulation, which may change and harm our business.

Our research, preclinical development and clinical trials, and the manufacturing and marketing of our product candidates, are subject to extensive regulation by numerous governmental authorities in the United States and other countries, including the FDA and the DEA. Except for GLIADEL® Wafer for recurrent GBM, none of our product candidates has received marketing clearance from the FDA. In addition, none of our product candidates has received clearance from any foreign regulatory authority for commercial sale, except for GLIADEL® Wafer for recurrent GBM, which has received marketing clearance in a limited number of foreign countries.

As a condition to approval of our product candidates under development or GLIADEL® Wafer for initial surgery, the FDA could require additional pre-clinical, clinical or other studies. Any requirement that we perform additional pre-clinical, clinical or other studies, or purchase clinical or other data from other companies could delay, or increase the expense of, approval of our product candidates, which could have a negative effect on our business.

We must also demonstrate that the product is capable of being manufactured in accordance with applicable regulatory standards. Significant risks exist that:

- we will not be able to satisfy the FDA's requirements with respect to any of our drug product candidates or with respect to any expanded labeling for GLIADEL® Wafer that we may receive in the future related to patients undergoing initial surgery for malignant glioma, or
- even if the FDA does approve our product candidates or expanded labeling, the FDA will approve less than the full scope of uses or labeling that we seek.

Failure to obtain regulatory drug approvals on a timely basis could have a material adverse effect on our business.

Even if we are able to obtain necessary FDA approval, the FDA may nevertheless require post-marketing testing and surveillance to monitor the approved product and continued compliance with regulatory requirements. The FDA may withdraw product approvals if we or our corporate partners do not maintain compliance with regulatory requirements. The FDA may also withdraw product approvals if problems concerning safety or efficacy of the product occur following approval.

The process of obtaining FDA and other required approvals or licenses and of meeting other regulatory requirements to test and market drugs, including controlled substances and radiolabeled drugs, is rigorous and lengthy. We have expended, and will continue to expend, substantial resources. We will need to conduct clinical trials and other studies on all of our product candidates before we are in a position to file a new drug application for marketing and sales approval. Unsatisfactory clinical trial results and other delays in obtaining regulatory approvals or licenses would prevent the marketing of the products we are developing. Until we receive the necessary approvals or licenses and meet other regulatory requirements, we will not receive revenues or royalties related to product sales.

In addition to the requirements for product approval, before a pharmaceutical product may be marketed and sold in some foreign countries, the proposed pricing for the product must be approved as well. Products may be subject to price controls or limits on reimbursement. The requirements governing product pricing and reimbursement vary widely from country to country and can be implemented disparately at the national level. We cannot guarantee that any country which has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products or those of our corporate partners.

Where applicable, we hope to capitalize on current FDA regulations and provisions of the FDA Modernization Act of 1997. These regulations or provisions permit "fast track," expedited or accelerated approval or more limited "treatment use" of, and cost recovery for, certain experimental drugs under limited circumstances. The fast track and treatment provisions, and FDA's accelerated, expedited and treatment regulations apply generally only to:

- drug products intended to treat severely debilitating or serious or life-threatening diseases, and
- drug products that provide meaningful therapeutic benefit to patients over existing treatments, that potentially address an unmet medical need, or that are for diseases for which no satisfactory or comparable therapy exists.

The FDA Modernization Act contains provisions patterned after the accelerated approval regulations and other provisions pertaining to expanded access, i.e., treatment uses. Our drug candidates may not qualify for fast track, accelerated or expedited approvals or for treatment use and cost recovery.

Because controlled drug products and radiolabeled drugs are subject to special regulations in addition to those applicable to other drugs, the DEA and the Nuclear Regulatory Commission may regulate some of our products and product candidates, including DOPASCAN® Injection, as controlled substances and as radiolabeled drugs. The NRC licenses persons who use nuclear materials and establishes standards for radiological health and safety. The DEA is responsible for compliance activities for companies engaged in the manufacture, distribution and dispensing of controlled substances, including the equipment and raw materials used in their manufacture and packaging in order to prevent such articles from being diverted into illicit channels of commerce. Registration is required and other activities involving controlled substances are subject to a variety of record keeping and security requirements, and to permits and authorizations and other requirements. States often have requirements for controlled substances as well. The DEA grants certain exceptions from the requirements for permits and authorizations to export or import materials related to or involving controlled substances. Our potential future inability to obtain exceptions from the DEA for shipment abroad or other activities could have a negative effect on us.

We cannot be sure that we will be able to meet applicable requirements to test, manufacture and market controlled substances or radiolabeled drugs, or that we will be able to obtain additional necessary approvals, permits, authorizations, registrations or licenses to meet state, federal and international regulatory requirements to manufacture and distribute such products.

Prescription Drug User Fee Act of 1992 (PDUFA), as amended by the Food and Drug Administration Modernization Act of 1997, authorizes FDA to collect user fees for certain applications for approval of drug and biological products, on establishments where products are made and on such products. These fees generate funds that allow, among other things, FDA to hire a significant number of new scientists to assist in the product review process. Certain performance goals were established under PDUFA that include improved time frames for reviewing and acting upon drug applications. Management goals were also specified pertaining to meetings and dispute resolution.

PDUFA expires on September 30, 2002. Reauthorization is necessary to achieve the improved drug application review times and other goals of PDUFA. If new legislation is not signed prior to September 30, the current review times and approval rates for all drugs, including Guilford's candidate drugs, likely will be adversely affected.

Our competitors are pursuing alternative approaches to the same conditions we are working on. Our products use novel alternative technologies and therapeutic approaches which have not been widely studied.

Many of our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. Applications for these approaches and technologies include, among other things, the treatment of brain cancer, the diagnosis and monitoring of Parkinson's disease, the promotion of nerve growth and the prevention of neuronal damage. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies. Our competitors may succeed in developing technologies or products that are more effective or economical than those we are developing. Rapid technological change or developments by others may result in our technology or product candidates becoming obsolete or noncompetitive.

Our business is dependent on our ability to keep pace with the latest technological changes.

The technological areas in which we work continue to evolve at a rapid pace. Our future success depends upon maintaining our ability to compete in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutions is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and manufacturing, marketing, financial and managerial resources than we do.

Acquisitions of competing companies by large pharmaceutical companies or other companies could enhance the financial, marketing and other resources available to these competitors. These competitors may develop products that are superior to those we are developing. We are aware of the development by other companies and research scientists of alternative approaches to:

- the treatment of malignant glioma,
- the diagnosis of Parkinson's disease,
- the promotion of nerve growth and repair, and
- the treatment and prevention of neuronal damage.

Our competitors may develop products that render our products or technologies noncompetitive or obsolete. In addition, we may not be able to keep pace with technological developments.

Our products must compete with others to gain market acceptance.

Any product candidate that we develop and for which we gain regulatory approval, including GLIADEL® Wafer, must then compete for market acceptance and market share. An important factor will be the timing of market introduction of competitive products. Accordingly, the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market will be an important element of market success.

Significant competitive factors include:

- capabilities of our collaborators,
- product efficacy and safety,
- timing and scope of regulatory approval,
- product availability,
- marketing and sale capabilities,
- reimbursement coverage from insurance companies and others,
- the amount of clinical benefit of our product candidates relative to their cost,
- the method of administering a product,
- price, and
- patent protection.

Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than we do. Our competitors' achievement of any of these goals could have a material adverse effect on our business.

We have limited resources in the areas of product testing and regulatory compliance. Consequently, in order to carry our products through the necessary regulatory approvals and prepare our product candidates for commercialization and marketing, we will have to:

- expend capital to acquire and expand such capabilities,
- reach collaborative arrangements with third parties to provide these capabilities, or
- contract with third parties to provide these capabilities.

We are subject to risks of product liability both because of our product line and our limited insurance coverage.

We may potentially become subject to large liability claims and significant defense costs as a result of the design, manufacture or marketing of our products, including GLIADEL® Wafer, or the conduct of clinical trials involving these products. A product liability-related claim or recall could have a negative effect on us. We currently maintain only $15 million of product liability insurance covering clinical trials and product sales.

This existing coverage or any future insurance coverage we obtain may not be adequate. Furthermore, our insurance may not cover a claim made against us.

Product liability insurance varies in cost. It can be difficult to obtain, and we may not be able to purchase it in the future on terms acceptable to us, or at all. We also may not be able to otherwise protect against potential product liability claims. If this occurs, it could prevent or inhibit the clinical development and/or commercialization of any products we are developing.

We depend on qualified personnel and consultants, especially Craig R. Smith, M.D. and Solomon H. Snyder, M.D.

We depend heavily on the principal members of our management and scientific staff, including Craig R. Smith, M.D., our Chairman and Chief Executive Officer, and Solomon H. Snyder, M.D., who is a member of our Board of Directors and a consultant to our company. Both Dr. Smith and Dr. Snyder have extensive experience in the biotechnology industry and provide us with unique access to their contacts in the scientific community. The loss of the services of either of these individuals or other members of our senior management team could have a negative effect on our business.

We have entered into a consulting agreement with Dr. Snyder and an employment agreement with Dr. Smith, each of which provides protection for our proprietary rights. Nevertheless, either Dr. Snyder or Dr. Smith may terminate his relationship with us at any time. Accordingly, we cannot be sure that either of these individuals or any of our other employees or consultants will remain with us. In the future they may take jobs or consulting positions with our competitors. These employees or consultants may also choose to organize competing companies or ventures.

Our planned activities will require individuals with expertise in many areas including:

- medicinal chemistry and other research specialties,
- preclinical testing,
- clinical trial management,
- regulatory affairs,
- intellectual property,
- sales and marketing,
- manufacturing, and
- business development.

These planned activities will require additional personnel, including management personnel, and will also require existing management personnel to develop added expertise. Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to our activities. We may not be able to attract and retain the personnel necessary for the development of our business. Furthermore, many pharmaceutical, biotechnology and health care companies and academic and other research institutions compete intensely for experienced scientists. If we are not able to hire the necessary experienced scientists or develop the necessary expertise, this inability could have a negative effect on us. In addition, we also depend on the support of our collaborators at research institutions and our consultants.

Our business involves using hazardous and radioactive materials and animal testing, all of which may result in environmental liability.

Our research and development processes involve the controlled use of hazardous and radioactive materials. We and our collaborative partners are subject to extensive laws governing the use, manufacture, storage, handling and disposal of hazardous and radioactive materials. There is a risk of accidental contamination or injury from these materials. Also, we cannot control whether our collaborative partners comply with the governing standards. If we or our collaborative partners do not comply with the governing laws and regulations, we could face significant fines and penalties that could have a negative effect on our business, operations or finances. In addition, we and/or our collaborative partners could be held liable for damages, fines or other liabilities, which could exceed our resources.

However, we may have to incur significant costs to comply with environmental laws and regulations in the future. In addition, future environmental laws or regulations may have a negative effect on our operations, business or assets.

Many of the research and development efforts we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our collaborators by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.

Effecting a change of control of Guilford would be difficult, which may discourage offers for shares of our common stock.

Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party who owns 15% or more of our common stock. This provision does not apply if:

- our Board of Directors approves of the transaction before the third party acquires 15% of our stock,
- the third party acquires at least 85% of our stock at the time its ownership goes past the 15% level, or
- our Board of Directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the Board of Directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. The plan makes an acquisition much more costly to a potential acquirer.

Our certificate of incorporation also authorizes us to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult for a person or group to acquire control of us. No shares of our preferred stock are currently outstanding. While our Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock trades on The Nasdaq® National Market System under the symbol GLFD. As of March 22, 2002, there were approximately 194 holders of record of our common stock and more than 8,500 beneficial holders. We have never declared or paid any cash dividends and do not intend to do so for the foreseeable future. Under our various loan and lease agreements with certain financial institutions, we may not declare, during the term of those agreements, any cash dividends on our common stock without the prior written consent of these financial institutions and, in certain cases, the Maryland Industrial Development Financing Authority.

The following table sets forth, for the fiscal periods indicated, the range of high and low closing sales prices of our common stock as quoted on The Nasdaq® National Market System:

	High	Low
1999		
First Quarter	$15.13	$ 9.75
Second Quarter	13.00	9.63
Third Quarter	17.50	12.00
Fourth Quarter	17.50	13.13
2000		
First Quarter	$38.25	$16.25
Second Quarter	23.25	13.31
Third Quarter	29.25	14.69
Fourth Quarter	29.13	15.75
2001		
First Quarter	$22.88	$12.38
Second Quarter	35.99	15.06
Third Quarter	28.79	6.72
Fourth Quarter	15.20	7.92

Recent Sales of Unregistered Securities

On June 12, 2001, we issued 3,000,000 shares of common stock to certain institutional investors, in consideration for which we received approximately $59.1 million (before deduction of related fees and expenses including placement agent fees of approximately $2.6 million which were paid to CIBC World Markets Corp.), which we will use to expand our commercial activities and to expand our internal resources to support our increased clinical development and other activities. We may also use these proceeds to acquire additional products or technologies through licensing arrangements or otherwise and, to the extent available, to fund other working capital needs. In connection with these issuances, we relied on the exemption from registration under the Securities Act of 1933 provided in Section 4(2) of the Act.

Item 6. ***Selected Consolidated Financial Data***

The following selected consolidated financial data for each of the years in the five-year period ended December 31, 2001 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent auditors. Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, including the footnotes to these financial statements, are included elsewhere in this annual report, beginning on page F-2. The information set forth below should be read in conjunction with our consolidated financial statements and the related footnotes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 36 of this annual report.

	Years Ended December 31				
	1997	1998	1999	2000	2001
	(In thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Total revenues	$ 23,828	$ 12,483	$ 21,561	$ 18,056	$ 20,534
Costs and expenses:					
Cost of sales	2,585	2,036	2,308	1,358	2,836
Research and development	30,293	37,722	41,922	46,900	54,272
Selling, general and administrative	9,076	10,546	11,281	14,144	30,113
Merger costs	—	—	—	1,403	—
Total costs and expenses	41,954	50,304	55,511	63,805	87,221
Operating loss	(18,126)	(37,821)	(33,950)	(45,749)	(66,687)
Other income, net	6,689	8,123	7,082	7,247	6,370
Loss before the cumulative effect of an accounting change	(11,437)	(29,698)	(26,868)	(38,502)	(60,317)
Cumulative effect of an accounting change	—	—	—	(8,625)	—
Net loss	$(11,437)	$(29,698)	$(26,868)	$(47,127)	$(60,317)
Basic and diluted loss per common share(1):					
Loss before the cumulative effect of an accounting change	$ (0.65)	$ (1.52)	$ (1.31)	$ (1.64)	$ (2.14)
Cumulative effect of an accounting change	—	—	—	(0.36)	—
Net loss	$ (0.65)	$ (1.52)	$ (1.31)	$ (2.00)	$ (2.14)
Basic and dilutive equivalent shares outstanding(1)	17,570	19,479	20,475	23,517	28,249
BALANCE SHEET DATA:					
Cash, cash equivalents and investments(2)	$160,219	$128,261	$144,718	$109,450	$154,738
Total assets(2)	180,081	150,959	164,242	135,633	181,841
Long-term debt	10,926	8,766	7,152	5,130	4,137
Total stockholders' equity	158,294	130,379	144,980	116,829	157,629

(1) For information concerning the calculation of loss per share, see Note 18, to the footnotes to our consolidated financial statements.

(2) Includes restricted investments of $12.1 million, $16.5 million, $21.4 million, $18.3 million, and $16.5 million at December 31, 1997, 1998, 1999, 2000, and 2001, respectively. See Notes 8 and 10, to the footnotes to our consolidated financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis"), explains the general financial condition and the results of operations for Guilford and its subsidiaries, including:

- where our revenues came from;
- what our revenues and expenses were in 2001, 2000 and 1999;

- why revenues and expenses changed from the year before;
- what factors affect our business;
- how all of the foregoing affect our overall financial condition; and
- what our expenditures for capital projects were in 2001, 2000 and 1999 and a description of our capital requirements.

As you read this Management's Discussion and Analysis, you may find it helpful to refer to our consolidated financial statements beginning on page F-2 of this annual report. These consolidated financial statements present the results of our operations for 2001, 2000 and 1999 as well as our financial position at December 31, 2001 and 2000. We analyze and explain the annual changes in the specific line items set forth in our consolidated statements of operations. Our analysis may be important to you in making decisions about your investment in Guilford.

Critical Accounting Policies and Practices

In "Cautionary Advice Regarding Disclosures about Critical Accounting Policies" (SEC Release No. 33-8040, December 12, 2001), the SEC advised registrants to provide more information about a company's most critical accounting policies, i.e., the specific accounting policies that have the most impact on a company's results and require the most difficult, subjective or complex judgments by management. We have identified two of our accounting policies that may constitute "critical accounting policies," under the guidance provided by this Release. First, is our decision to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", to account for our stock option plans rather than Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). Had we applied SFAS No. 123, our net loss in 2001, 2000 and 1999 would have been increased by approximately $16.0 million, $6.8 million and $6.0 million, respectively (see Note 14 to the footnotes to our consolidated financial statements). Second, is our estimate for product returns in connection with our sales of GLIADEL® Wafer. We have applied a historical return rate to our unit sales to provide an allowance for future product returns under our product return policy. This historical return rate is calculated by blending the significant product return experience of our previous marketing, sales and distribution partner, Aventis, with our own product return experience. The product return rate is periodically updated to reflect actual experience.

Results of Operations

In this section we discuss our 2001, 2000, and 1999 revenues, costs and expenses, and other income and expenses, as well as the factors affecting each of them.

Revenues

During 2001, our revenues primarily came from our net product sales of GLIADEL® Wafer to hospitals, wholesalers and specialty distributors. During 2000 and 1999 our revenues primarily came from the following sources:

- net product sales of GLIADEL® Wafer to our marketing, sales and distribution partners, Aventis Pharmaceuticals Products, Inc., or Aventis;
- milestone payments from Aventis and Amgen, Inc., or Amgen, under corporate collaboration agreements;
- non-cash contract revenues under the agreements with Aventis or Amgen pursuant to the implementation of SAB 101;
- quarterly research funding from Amgen; and
- royalty payments from Aventis on its sales of GLIADEL® Wafer to others, primarily hospitals.

During 2001, 2000, and 1999, we recognized net revenues of $20.5 million, $18.1 million, and $21.6 million, respectively. These revenues consisted of the following:

	2001	2000	1999
		(In millions)	
REVENUES RELATED TO GLIADEL® WAFER:			
Net product sales	$20.4	$ 1.5	$ 4.4
License fees and royalties	—	2.4	2.4
Non-recurring milestone payments	—	2.0	4.5
Non-recurring rights and milestone payments pursuant to implementation of SAB 101	—	4.9	—
REVENUES FROM AMGEN:			
Non-recurring milestone payments	—	—	5.0
Non-recurring rights and milestone payments pursuant to implementation of SAB 101	—	3.7	—
Research funding under collaborative agreements	—	3.4	4.5
OTHER	0.1	0.2	0.8
TOTAL	$20.5	$18.1	$21.6

GLIADEL® Wafer

In June 1996, we entered into a Marketing, Sales and Distribution Agreement, together with related agreements with Rhone-Poulenc Rorer, predecessor-in-interest to Aventis Pharmaceuticals Products Inc., or Aventis. Under these agreements (the "Aventis Agreements") we granted Aventis the worldwide (other than Scandinavian, and later Japanese) marketing rights to GLIADEL® Wafer, a biodegradable polymer used for the treatment of brain cancer. At the time that we entered into the Aventis Agreements, we received $15.0 million from Aventis ($7.5 million as an equity investment and $7.5 million as a one-time non-refundable rights payment). In September 1996, the FDA cleared GLIADEL® Wafer to be marketed for use in connection with surgery for recurrent glioblastoma multiforme, a certain type of primary brain cancer. From the commercial launch of GLIADEL® Wafer in February 1997, until December 31, 2000, we manufactured the product for marketing, sale and distribution by Aventis and Orion Corporation Pharma (our Scandinavian marketing partner for the product). In exchange we received milestone payments from Aventis upon the occurrence of certain events, such as the receipt of marketing approval both in the United States and internationally and royalties in respect of Aventis' sales. In October 2000, we reacquired Aventis' rights in GLIADEL® Wafer for 300,000 shares of our common stock at an approximate value of $8.0 million and the assumption of obligations for product returns occurring after December 31, 2000. After a transition period which ended on December 31, 2000, we began marketing, selling and distributing GLIADEL® Wafer ourselves on January 1, 2001.

Revenue from GLIADEL® Wafer — Net Product Sales

For the year ended December 31, 2001, we earned $20.4 million from net product sales of GLIADEL® Wafer to hospitals, wholesalers and specialty distributors. For the years ended December 31, 2000 and 1999, we earned $1.5 million and $4.4 million, respectively, from net product sales to our marketing, sales and distribution partners, Aventis (for the entire world, except Scandinavia and Japan) and Orion Corporation Pharma (for Scandinavia only). For the year ended December 31, 2001, our financial statements record the entire selling price of GLIADEL® Wafer as net product sales, due to our reacquisition of the product effective January 1, 2001. For the years ended December 31, 2000, and 1999, we recognized revenue on our sale of GLIADEL® Wafer to Aventis in accordance with our contractual arrangements, at approximately 20% of the net product sales price established by Aventis. The decrease in revenues attributable to sales of GLIADEL® Wafer to Aventis in 2000 when compared to 1999 we believe is due to Aventis managing its existing inventory to meet demand for the product.

During the year ended December 31, 2001, we sold GLIADEL® Wafer (i) directly to hospitals, (ii) by drop shipment to hospitals pursuant to purchase orders from wholesalers; and (iii) to specialty distributors, who stock our product and provide us with additional marketing and distribution capabilities. It is our policy to recognize net product sales revenue only after (i) we have persuasive evidence that an arrangement exists, (ii) the price is fixed and determinable, (iii) title has passed, and (iv) collection is reasonable assured. Normal payment terms include discounts for early payment with payment being due in 91 days. The Company's credit and exchange policy includes provisions for exchange of a product that (i) has expired, or (ii) was damaged in shipment.

We sold 2,101 units during the year ended December 31, 2001, recognizing approximately $20.4 million in net product sales. Over 98% of unit sales of GLIADEL® Wafer for the year ended December 31, 2001, were sold to customers within the United States. The remaining units were sold outside the United States, including Europe, Canada and South America, either through distributors or direct to hospitals.

Approximately $13.1 million, or 64% of total net product sales resulted from sales directly to hospitals or drop shipped to hospitals pursuant to purchase orders from wholesalers. As noted in the following paragraph, as we expand the utilization of specialty distributors in the future we expect sales directly to hospitals or through wholesalers, as a percentage of total units sold, to decrease significantly. Substantially all of these sales to hospitals and wholesalers included our normal payment terms including discounts for early payment.

Approximately $4.2 million, or 21% of total net product sales during the year ended December 31, 2001 were sold to specialty distributors to capitalize on their marketing and distribution strengths and to reduce our cost of distributing the product directly to hospitals. One specialty distributor accounted for approximately $2.5 million in net product sales (representing 12% of total units sales) during the year ended December 31, 2001. As we continue to utilize the services of these specialty distributors in the future, we expect the units sold to these specialty distributors, as a percentage of the total units sold, to increase significantly. With the exception of the initial order where the specialty distributors were offered extended payment terms up to 120 days, the Company's normal payment terms apply.

During 2001, to increase the awareness and availability of GLIADEL® Wafer among neurosurgeons, and to ensure our product was available to the neurosurgeon when needed, we sold GLIADEL® Wafer under our Ensured Availability marketing program which provided our customers with extended payment terms. Of the approximately $20.4 million in revenue on the units sold during the year ended December 31, 2001, approximately $2.8 million (14%) included payment terms of up to 180 days pursuant to this program. As of December 31, 2001, of the approximately $1.9 million unpaid, $0.6 million was paid during January and February 2002, and the remaining balances are not due until the quarter ending June 30, 2002.

Our international sales for the year ended December 31, 2001 amounted to less than $0.3 million, or 1% of total revenue from sales of GLIADEL® Wafer.

Royalties from GLIADEL® Wafer — Royalties on Sales by Aventis

Prior to our reacquisition of the rights to market, sell and distribute GLIADEL® Wafer effective January 1, 2001, in addition to recognizing net product sales revenue on our sale of GLIADEL®Wafer to Aventis, we also recognized royalty revenue based on Aventis' sales of the product to third parties, such as hospitals. For the years ended December 31, 2000 and 1999, royalty revenue on Aventis' sales of GLIADEL®Wafer to third parties was $2.4 million for each year.

Contract Revenues

Contract revenues were $10.6 million and $9.5 million for the years ended December 31, 2000 and 1999, respectively. As a result of the reacquisition of GLIADEL® Wafer from Aventis and the termination of our collaboration with Amgen, no contract revenues were recognized from these or any other partners during the year ended December 31, 2001. Prior to the reacquisition of GLIADEL® Wafer, we received certain non-refundable upfront fees and milestone payments from Aventis. We earned non-refundable milestone payments from Aventis of $2.0 million and $4.5 million during the years ended December 31, 2000 and 1999, respectively, upon receipt of approval to market and sell GLIADEL® Wafer in certain countries. Pursuant to our agreement with Amgen to research, develop, and commercialize our FKBP neuroimmunophilin ligand technology, Amgen was required to make milestone payments to us if Amgen achieved specified regulatory and product development milestones. During the year ended December 31, 1999, we recognized $5.0 million in milestone payments from Amgen.

The remaining contract revenue in 2000 is the result of our adoption of SAB 101, in the fourth quarter of 2000, effective January 1, 2000. Our previous accounting policy was to recognize as revenue certain non-refundable upfront fees at the inception of the arrangement. Under SAB 101, collaborative arrangements that include a non-refundable upfront fee and contain an element of continuing involvement must be deferred and recognized as revenue over the period of continuing involvement. For the year ended December 31, 2000, we recognized $8.6 million of contract revenues upon adoption of SAB 101.

Revenues Under Collaborative Agreements

As part of our collaboration with Amgen, Amgen agreed to fund up to a total of $13.5 million to support our research relating to the FKBP neuroimmunophilin ligand technology. This research funding began on October 1, 1997 and was payable quarterly over three years. The last quarterly payment was made on July 1, 2000.

Cost of Sales and Gross Margin

Our cost of sales for the years ended December 31, 2001, 2000 and 1999 were $2.8 million, $1.4 million and $2.3 million, respectively, including unabsorbed manufacturing overhead of $0.6 million for the year ended December 31, 2000. Cost of sales for the years ended December 31, 2001, 2000 and 1999, includes the cost of materials, labor and overhead.

The cost to manufacture GLIADEL® Wafer at current market levels can vary materially with production volume. To the extent that GLIADEL® Wafer production levels increase or decrease in the future, we anticipate that the unit cost to manufacture GLIADEL®Wafer may decrease or increase, respectively. Based on our experience to date, we would expect the cost of net product sales of GLIADEL® Wafer to fluctuate from quarter to quarter.

Research and Development Expenses

We engage in numerous research and development projects in order to expand and develop our portfolio of proprietary technologies and product candidates, primarily in two areas — biopolymer technology for drug delivery and pharmaceutical research and development. The status of the major projects comprising our portfolio is:

	Status
Biopolymer technologies:	
GLIADEL® Wafer	Marketed
PACLIMER® Microspheres Ovarian Cancer	Phase I/II
LIDOMER® Microspheres	Phase I
PACLIMER® Microspheres Lung Cancer	Phase I
Other biopolymer products	Research/Pre-clinical
Pharmaceuticals and other technologies:	
GPI 1485, neuroimmunophilin ligand	Phase II
AQUAVAN® Injection	Phase I
GPI 5693, NAALADase inhibitor	Phase I
PARP inhibitors	Research
Other CNS products	Research

For each project, we may incur direct expenses such as salaries and other costs of personnel, raw materials and supplies utilized, and third-party contracted research costs, consulting and other clinical development costs. Shared expenses, such as facility and equipment costs, utilities, project management and other administrative overhead, are allocated to research and development projects based on occupancy percentages, infrastructure requirements and personnel effort.

Our research and development expenses were $54.3 million, $46.9 million, and $41.9 million for the years ended December 31, 2001, 2000, and 1999, respectively. These expenses were divided among our technology platforms in the following manner (in thousands):

	Years ended December 31,		
	2001	2000	1999
Biopolymer technologies	$ 8,563	$ 8,648	$10,532
Pharmaceuticals & other	24,512	21,087	16,724
Shared expenses	21,197	17,165	14,666
Total research & development	$54,272	$46,900	$41,922

Biopolymer Technologies

With respect to our biopolymer technologies, the modest decrease in 2001 compared to 2000 reflects less development expenses incurred related to PACLIMER® Microspheres offset by an increase in expenses related to LIDOMER™ Microspheres as it advanced into the clinic. The decrease in 2000 compared to 1999 is a result of advancing PACLIMER® Microspheres into the clinic offsetting a reduction in spending on research to select an appropriate product candidate.

Pharmaceuticals & Other

Research and development expenses related to our pharmaceutical and related technologies increased in 2001 compared to 2000. This increase is the result of advancing AQUAVAN™ Injection and GPI 5693 into clinical trials and was offset by a reduction in expenses associated with our FKBP neuroimmunophilin program, as Amgen, Inc., our former corporate partner, completed its research funding to us. The increase in 2000 compared to 1999 is a result of our acquisition of the rights to, and beginning the development of, AQUAVAN™ Injection.

Shared Expenses

Shared expenses include the costs of operating and maintaining our facilities, property and equipment used in the research and development processes, and management effort allocable to research and development projects. The increases from year to year result from increased costs to operate our facilities as we occupied our new research and development facility during the second half of 1999, and increased expenses associated with our project management efforts as the number and magnitude of our projects have increased.

The projects we currently have in process are at various stages of development. For example, AQUAVAN™ Injection, GPI 5693, one of our NAALADASE inhibitor compounds, PACLIMER® Microspheres and LIDOMER™ Microspheres are currently in human clinical trials. Several other projects, such as our PARP program, are in earlier stages of research. The scope and magnitude of future research and development expenses are difficult to predict given the purpose, number and timing of studies that will need to be conducted for any of our product candidates. In general, pharmaceutical development involves a series of stages-beginning with the identification of a potential target, development of a suitable drug, proof of concept in pre-clinical models and several phases of testing in humans — each of which is typically more costly than the previous stage. Also, product candidates that appear promising at earlier stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to pass through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at reasonable costs and with acceptable quality. Furthermore, as part of our corporate development strategy, we may enter into collaborative arrangements with third parties to complete the development and commercialization of our product candidates and it is uncertain which of our product candidates would be subject to future collaborative arrangements. The participation of a collaborative partner may accelerate the time to completion and reduce our costs or it may delay the time and increase the cost to us due to the alteration of existing development strategy. Because of these risks and uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate development cost.

For a complete discussion of the risks and uncertainties associated with developing our product candidates, see the section in this annual report titled "Risk Factors."

At December 31, 2001, we employed 221 individuals on a full-time basis in the areas of research and development, including individuals responsible for manufacturing GLIADEL® Wafer and other product candidates currently under development. We employed 211 individuals and 193 individuals in these areas at December 31, 2000 and 1999, respectively.

Selling, General and Administrative Expenses

Our selling, general and administrative ("SG&A") expenses were $30.1 million, $14.1 million, and $11.3 million for the years ended December 31, 2001, 2000, and 1999, respectively. For the year ended December 31, 2001, the costs incurred to market, sell and distribute GLIADEL® Wafer were $16.1 million. We incurred $1.8 million in costs associated with the reacquisition and re-launch of GLIADEL® Wafer during the fourth quarter of 2000. Prior to the fourth quarter of 2000, we did not have a marketing, sales and distribution function within the Company.

During October 2000, the Company entered into a three-year agreement (the "Cardinal Agreement") with Cardinal Health Sales and Marketing Services ("Cardinal") to provide Guilford with sales representatives for its GLIADEL® Wafer product. Included in our costs to market, sell and distribute GLIADEL® Wafer is $5.9 million and $0.9 million for the years ended December 31, 2001 and 2000, respectively, for services provided by Cardinal under the Cardinal Agreement.

Costs and expenses associated with our general and administrative functions were $14.0 million, $12.3 million and $11.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Our general and administrative functions include the areas of executive management, finance, investor and public relations, corporate development, and legal. Additionally, we include the costs to prepare, file, and prosecute domestic and international patent applications and for other activities to establish and preserve our intellectual property rights in our general and administrative expenses. For each function, we may incur direct expenses such as salaries, supplies, and third-party consulting and other external costs. Indirect costs such as facilities, utilities and other administrative overhead are also allocated to these functions. As we continued to expand our corporate development activities, our costs and expenses associated with this function have increased from year to year.

At December 31, 2001, we employed 68 individuals on a full-time basis in selling, general and administrative areas, of which 22 were in the marketing, sales and distribution function. The remaining 46 individuals were in the general and administrative functions, which compares to 43 and 35 at December 31, 2000 and 1999, respectively. In addition to the 22 individuals in the marketing, sales and distribution function, a total of 27 field sales representatives and managers sold GLIADEL® Wafer on our behalf under the Cardinal Agreement.

Merger Costs

On August 28, 2000, we terminated the Agreement and Plan of Merger previously entered into on May 29, 2000 with Gliatech, Inc. We incurred costs related to this proposed merger transaction of $1.4 million for the year ended December 31, 2000.

Other Income and Expense

Other income and expense consists primarily of investment income on our investments and interest expense on our debt and other financial obligations. Our investment income was $6.9 million, $7.7 million, and $7.7 million for the years ended December 31, 2001, 2000, and 1999, respectively. The decrease in investment income in 2001 compared to 2000 was primarily due to lower interest rates earned on moderately larger investment balances maintained during the year. Investment income in 2000 compared with 1999 remained the same as average investment balances and interest rates earned on those balances during 2000 were comparable to 1999.

We incurred interest expense of $0.5 million, $0.5 million and $0.6 million for the years ended December 31, 2001, 2000, and 1999, respectively. These expenses resulted primarily from (i) loans from a commercial bank that helped fund the construction of our manufacturing, administrative, and research and development facilities and the purchase of certain furniture and equipment, (ii) capital leases entered into for the purchase of computer equipment, and (iii) a note payable pursuant to an agreement to provide us with sales representatives to market and sell GLIADEL® Wafer. We describe these obligations in Notes 8, 9 and 10 to the footnotes to our consolidated financial statements.

Cumulative Effect of a Change in Accounting Principle

We recorded a non-cash charge to 2000 earnings of $8.6 million as the cumulative effect of a change in accounting principle for the implementation of SAB 101. Our previous accounting policy was to recognize as revenue certain non-refundable upfront fees at the inception of a collaborative arrangement. Under SAB 101, non-refundable upfront fee arrangements that contain an element of continuing involvement must be deferred and recognized as revenue over the period of involvement. As of December 31, 2000, the Company has recognized as revenue the full amount of non-refundable upfront fee payments subject to deferral under SAB 101.

Liquidity and Capital Resources

We have financed our operations primarily through the issuance of equity securities, revenues from the sale of GLIADEL® Wafer, funding pursuant to collaborative agreements and proceeds from loans and other borrowing arrangements. For the three year-period ended December 31, 2001, we received $154.6 million from issuance of common stock, $31.0 million from net product sales and royalties from GLIADEL® Wafer, $19.4 million in non-recurring payments under our collaborative agreements and $4.3 million as proceeds from borrowing arrangements.

Our cash, cash equivalents, and investments were approximately $154.7 million at December 31, 2001. Of this amount, we pledged $16.5 million as collateral for certain of our loans and other financial lease obligations. In addition to these restricted investments, the Company is required to maintain, in the aggregate, unrestricted cash, cash equivalents, and investments of $40 million at all times under the terms of certain of its financial obligations.

During 2001, to increase the awareness and availability of GLIADEL® Wafer among neurosurgeons, and to ensure our product was available to the neurosurgeon when needed, we sold GLIADEL® Wafer under our Ensured Availability marketing program which provided our customers with extended payment terms. Approximately $2.8 million of net product sales were recognized pursuant to this marketing program. At December 31, 2001, of the approximately $1.9 million unpaid, $0.6 million was paid during January and February 2002 and the remaining $1.3 million is not due until the quarter ending June 30, 2002.

Our long-term total debt increased a net $1.2 million to $8.8 million at December 31, 2001, compared to $7.6 million at December 31, 2000. This increase is primarily due to a $3.4 million note payable, pursuant to an agreement for the supply of sales representatives for our GLIADEL® Wafer marketing, sales and distribution effort. During October 2000, the Company entered into a three-year agreement (the "Cardinal Agreement") with Cardinal Health Sales and Marketing Services ("Cardinal") to provide Guilford with sales representatives for its GLIADEL® Wafer product. In accordance with the terms of the Cardinal Agreement, during the first year of the Cardinal Agreement, the Company was obligated to pay Cardinal only $2.0 million of total costs charged by Cardinal. Amounts charged in excess of $2.0 million were converted to a note payable on October 24, 2001 (in the amount of $3.4 million). Principal and interest on the note are paid monthly and the note is due September 2003. During the year ended December 31, 2001, the Company repaid $0.4 million in principal.

Additionally, we entered into $0.5 million in capital leases in connection with our acquisition of computer equipment and financed certain insurance premiums of $0.4 million during the year ended December 31, 2001. These increases in long-term debt were offset by $0.5 million in repayments. We also made principal repayments on our existing bond, term and other loans of $2.2 million.

We have funded our capital expenditures by either leasing the equipment pursuant to our equipment lease arrangements or purchasing the equipment utilizing our existing cash. We funded capital expenditures of $2.4 million, $3.5 million and $4.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Of the capital expenditures funded during the year ended December 31, 2001, $2.1 million were funded pursuant to equipment lease arrangements and $0.3 million were acquired through the use of our cash.

In order to meet our anticipated future facilities needs, we initiated a project to design, construct, and lease a research and development facility. To accomplish this task, in February 1998, we entered into a real estate development agreement and operating lease with a special purpose entity, or SPE, sponsored by a commercial bank. The SPE is not consolidated in our consolidated financial statements and we have accounted for this arrangement as an operating lease in accordance with SFAS No. 13, "Accounting for Leases," as amended. This facility, which was substantially completed in June 1999 for a total cost of approximately $19.5 million, was constructed adjacent to our current headquarters in Baltimore, Maryland and provides approximately 73,000 square feet of research and development capacity. The initial lease term is for a period of 84 months (including the construction period) and expires in February 2005. We have the option to either purchase the facility on the remaining anniversary dates during the initial lease term, or sell the facility to a third party at the expiration of the initial lease term. In the event the facility is sold to a third party, we will be obligated to pay the lessor any shortfall between the sales price and 83% of the lessor's net investment in the facility. The lessor's net investment in the facility was approximately $19.0 million at December 31, 2001 and we anticipate that it will be further reduced to approximately $18.2 million by the expiration of the initial lease term in February 2005. We are required to maintain collateral equal to approximately 83% of the remaining balance of the lessor's net investment in the facility. We had cash collateral of $14.3 million as of December 31, 2001 and 2000, which is included in the accompanying consolidated balance sheets as "Investments — restricted." In addition to this cash collateral requirement, we are subject to various other affirmative and negative covenants, the most restrictive of which requires us to maintain unrestricted cash, cash equivalents, and investments in the aggregate equal to $40 million.

Pursuant to the terms of the operating lease agreement, we are obligated to make monthly lease payments equal to the interest, based on monthly LIBOR plus 0.625%, calculated on the lessor's net investment in the facility plus principal of $20,000. As a result of the interest rate swap agreements entered into during 1998 and 1999 with a commercial bank, we effectively fixed the interest rates on these variable interest rate-based lease payments at approximately 6% in the aggregate. These interest rate swap agreements provide the commercial bank with a call provision exercisable during 2003. Assuming the commercial bank exercises its call provision, we would be exposed to market risk related to the underlying interest rates of the operating lease. We describe these interest rate swap transactions with the commercial bank in Note 9 to the footnotes to our consolidated financial statements.

We anticipate that this research and development facility, along with our headquarters, will support our research and development activities through at least the end of 2002. We may be required to seek additional office space to support commercial and administrative activities. Should this be required, we would expect to lease such facilities at market rates for a period not to exceed three years.

During 1998 and 1999, we entered into a series of interest rate swap transactions with a commercial bank covering $10 million of our bond and term loans. As a result, we fixed the interest rates on our debt at approximately 6% in the aggregate. The notional amounts of these interest rate swap agreements amortize at the same rate as the underlying bond and term loans. We describe these interest rate swap transactions with the commercial bank in Note 9 to the footnotes to our consolidated financial statements.

During 1998, we established an unsecured, revolving line of credit for $5 million with a commercial bank. Borrowings under this line of credit are payable on demand at an interest rate of LIBOR plus 0.55%. No amounts were drawn under this line of credit in 2001, 2000 or 1999.

In 1998, our Board of Directors approved a program to purchase up to 1,000,000 shares of our common stock in the open market from time to time at our discretion. In August 1999, the Company terminated this share repurchase program. We repurchased a total of 252,500 of our shares under this program for an aggregate cash outlay of approximately $2.7 million.

We expect to need significantly greater capital to continue our research and product development programs and pre-clinical and clinical testing and to manufacture and market, sell and distribute our products. We will also need additional funds to meet our future facility expansion needs if necessary. Our capital requirements depend on a number of factors, including:

- the progress of our research and development programs;
- the progress of pre-clinical and clinical testing;
- the time and costs involved in obtaining regulatory approvals;
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- changes in our existing research relationships;
- competing technological and market developments;
- our ability to establish collaborative arrangements;
- our ability to enter into licensing agreements and contractual arrangements with others; and
- the progress of efforts to scale-up manufacturing processes.

We believe that our existing resources will be sufficient to fund our activities through at least December 31, 2002. However, we may need significantly greater capital in the near future to increase pre-clinical and clinical development activities for product candidates, such as:

- GPI 1485 (our lead FKBP neuroimmunophilin ligand);
- PACLIMER® Microspheres;
- GPI 5693 (our lead NAALADase inhibitor);
- AQUAVAN™ Injection (our propofol prodrug);
- LIDOMER™ Microspheres (our delayed release lidocaine analgesic product candidate targeting post-surgical pain); and
- PARP inhibitors.

Additionally, in order to leverage the capabilities of our commercial operations group, we are investigating the possibility of in-licensing additional hospital-based products within our targeted markets. In order to acquire one or more of these products, we may require significant additional capital.

The following are contractual commitments at December 31, 2001 associated with debt obligations, lease obligations and our research and development projects (in thousands):

Contractual Commitment(1)	Payments Due by Period				
	Total	1 Year	2-3 Years	4-5 Years	Thereafter
Long-term debt	$ 8,186	$ 4,161	$ 3,710	$122	$193
Capital lease obligations	566	454	112	—	—
Operating leases	6,906	2,947	3,592	367	—
Research and development facility lease(2)	4,294	1,356	2,712	226	—
Research and development arrangements(3)	5,558	4,117	1,260	181	—
Total Contractual Commitments	$25,510	$13,035	$11,386	$896	$193

(1) This table does not include any milestone payments under agreements we have entered into in relation to our in-licensed technology, as the timing and likelihood of such payments are not known. Also, minimum annual research expenditures pursuant to such license agreements have been excluded from this table as we expect to spend those amounts as we progress the development of the underlying technologies. In the aggregate these minimum annual research expenditures are approximately $1.0 million and typically apply to all years prior to regulatory approval of a product incorporating the licensed technology.

(2) In February 1998, we entered into a real estate development agreement and operating lease with a special purpose entity sponsored by a commercial bank (which we will refer to as "lessor" in this section) to acquire construct and lease a research and development facility. Construction was completed in 1999 at a total cost covered by this lease of approximately $19.5 million. We account for this lease as an operating lease and, as a result, record neither an asset nor a liability on our balance sheet. The amounts included in the table above include only our annual lease payments of approximately $1.4 million for the remainder of the initial lease term ending February 2005. Our lease payments represent variable-rate interest payments (indexed to the London interbank offered rate) on the lessor's net investment in the facility plus principal of $20,000 per month. As a result of certain interest rate swap agreements entered into by us, we have effectively fixed the interest rate on this variable interest-rate based lease at approximately 6%.

At the expiration of the initial lease term, we may either purchase the facility or sell the facility to a third party. The lease provides a residual value guarantee from us to the lessor in the event the facility is sold to a third party for less than 83% of the lessor's net investment in the facility. We do not believe that our facility has experienced a property value decline since it was constructed. However, we have no assurance that the property value will not decline between now and the termination of the initial lease on or before February 2005.

(3) Includes commitments that we have entered into at December 31, 2001 to engage third parties to perform various aspects of our research and development efforts subsequent to December 31, 2001.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 142 requires goodwill and other intangible assets with indefinite lives to no longer be amortized; but instead tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. The standard is effective for fiscal years beginning after December 15, 2001. We do not believe that the adoption of SFAS 142 will have an initial impact on our consolidated financial statements since we have determined that our intangible asset of the rights to market, sell and distribute GLIADEL® Wafer, has a finite life, which is consistent with our current accounting treatment.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 required the recognition of a liability for an asset retirement in the period in which it is incurred. A retirement obligation is defined as one in which a legal obligation exists in the future resulting from existing laws, statutes or contracts. The standard is effective for fiscal years beginning after June 15, 2002. We do not believe the adoption of SFAS 143 will have any immediate impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which supercedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"), for the disposal of a business segment (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how long-lived assets that are used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribed the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of APB 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS 121, an impairment assessment under SFAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS 142, Goodwill and Other Intangible Assets.

We are required to adopt SFAS 144 no later than the year beginning after December 15, 2001, and plan to adopt its provisions for the quarter ending March 31, 2002. We do not expect the adoption of SFAS 144 for assets held for use to have a material impact on our consolidated financial statements because the requirement for the assessment of impairment under SFAS 144 is largely unchanged from SFAS 121. The provisions of the new standard for assets held for sale or disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, we cannot determine the potential effects that the adoption of these provisions of SFAS 144 will have on our consolidated financial statements.

Outlook

During the year ending December 31, 2002, we expect sales of GLIADEL® Wafer to be between $19.0 million and $21.0 million. Previously, we had disclosed that we expected GLIADEL® Wafer sales to be between $26.0 and $29.0 million. This previous guidance assumed that we would receive an approval prior to the end of the first quarter of 2002 from the FDA regarding our supplemental New Drug Application for the use of GLIADEL® Wafer during initial surgery. In March 2002, we received notification from the FDA that our supplemental New Drug Application was not approvable. Although we plan to address with the FDA issues the agency raised regarding this application, we cannot be certain that we will be successful in our attempt to receive an expanded label for GLIADEL® Wafer in the United States during 2002, or at all. Accordingly, we have reduced our projections for GLIADEL® Wafer sales for 2002 to be consistent with sales we achieved during 2001 because we expect the market to be the same. During 2002, we also plan to expand our presence globally, and expect to sign agreements with international distributors to expand the use of GLIADEL® Wafer in markets outside the United States.

In order to leverage the capabilities of our commercial operations group, we are investigating the possibility of in-licensing additional hospital-based products within our target markets.

We are seeking new corporate collaborations during 2002. We are continuously in discussions with potential partners regarding rights to our products, product candidates and research programs. As a result of SAB 101, we are currently not able to define the extent to which any payments received in 2002 from partnering activities would be recorded as revenue.

We currently anticipate research and development expenses in 2002 to be approximately $58.0 million to $63.0 million. Almost all of the increase in research and development expenses over these expenses in 2001, will be related to increased clinical development costs. We anticipate that general and administrative costs will be consistent with 2001. We expect marketing, sales and distribution costs to increase modestly from the levels incurred in 2001. Cost of sales as a percentage of net sales are expected to be in the range of 10% to 15% of net product sales, although increases or decreases in quarterly production levels may cause volatility in the cost of sales percentages.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

A substantial portion of our assets are investment grade debt instruments such as direct obligations of the U.S. Treasury, securities of federal agencies which carry the direct or implied guarantee of the U.S. government, bank certificates of deposit and corporate securities, including commercial paper and corporate debt instruments. The market value of such investments fluctuates with current market interest rates. In general, as rates increase, the market value of a debt instrument would be expected to decrease. The opposite is also true. To minimize such market risk, we have in the past and, to the extent possible, will continue in the future to hold such debt instruments to maturity at which time the debt instrument will be redeemed at its stated or face value. Due to the short duration and nature of these instruments, we do not believe that we have a material exposure to interest rate risk related to our investment portfolio. The investment portfolio at December 31, 2001 was $151.9 million and yield to maturity was approximately 3.0%. The weighted-average return on our investments during the year ended December 31, 2001 was approximately 4.4%.

Substantially all of our financial obligations were established with interest rates which fluctuate with market conditions. As a hedge against such fluctuations in interest rates, we have entered into certain interest rate swap agreements with a commercial bank ("counter party"), to exchange substantially all of our variable rates of interest on certain financial obligations for fixed rates. Our borrowings under our bond and term loans and financial obligations under certain lease arrangements are approximately $23.5 million. Pursuant to these borrowing arrangements, we are obligated to pay variable interest rates on substantially all of these obligations of LIBOR plus between ⅝% and ¾%. The interest rate swap agreements have a total notional principal amount of approximately $24.4 million as of December 31, 2001. Pursuant to these interest rate swap agreements, we pay a fixed rate of interest to the counter party of approximately 6% and receive from the counter party a variable rate of interest of LIBOR plus ⅝%. The differential to be paid or received as interest rates change is charged or credited, as appropriate, to operations. Accordingly, we have effectively "swapped" or exchanged floating interest rates for "fixed" interest rates on our financial obligations at a blended annual rate of approximately 6% in the aggregate. These interest rate swap agreements have approximately the same maturity dates as the financial obligations and expire on various dates through February 2005. The commercial bank has the right to terminate certain of the agreements having a total notional principal amount of $20.0 million during February 2003. We do not speculate on the future direction of interest rates nor do we use these derivative financial instruments for trading purposes. In the event of non-performance by the counter party, we could be exposed to market risk related to interest rates.

The aggregate fair value of these interest rate swap agreements was a liability of approximately $1.1 million at December 31, 2001. Current market pricing models were used to estimate these fair values.

Item 8. ***Financial Statements and Supplementary Data***

The information required by this item is incorporated by reference to the financial statements listed in Items 14(a) of Part IV of this Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Information concerning our directors is incorporated by reference from the information to be contained under the captions "Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," in our 2002 Proxy Statement, which will be filed no later than 120 days following December 31, 2001. Information concerning our executive officers is contained in Item 1.A. of Part I.

Item 11. *Executive Compensation*

The information required by this item is hereby incorporated by reference from the information to be contained under the caption "Executive Compensation" in our 2002 Proxy Statement, which will be filed no later than 120 days following December 31, 2001.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this item is hereby incorporated by reference from the information to be contained under the caption "Beneficial Ownership of Common Stock" in our 2002 Proxy Statement, which will be filed no later than 120 days following December 31, 2001.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is hereby incorporated by reference from the information to be contained under the caption "Beneficial Ownership of Common Stock" and "Certain Relationships and Related Party Transactions" in our 2002 Proxy Statement, which will be filed no later than 120 days following December 31, 2001.

PART IV

Item 14. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a)(1) *Financial Statements*

The following Financial Statements are included in this report:

(a)(2) *Financial Statements Schedules*

The following Schedules are filed as part of this report:

(a)(3) *Exhibits*

Except where noted below, the following exhibits are incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997:

Exhibit Number	Description
3.01A	Amended and Restated Certificate of Incorporation of the Company.
3.01B	Certificate of Amendment to Amended and Restated Certificate of Incorporation.
3.02	Amended and Restated By-laws of the Company.
4.01	Specimen Stock Certificate.
4.02A	Stockholder Rights Agreement dated September 26, 1995.
4.02B	Form of Amendment No. 1 to Stockholder Rights Agreement (incorporated by reference to Form 8-K, filed October 20, 1998)
10.01A	1993 Employee Share Option and Restricted Share Plan ("1993 Option Plan").
10.01B	Amendments to 1993 Option Plan.
10.01C	1998 Employee Share Option and Restricted Share Plan ("1998 Option Plan") (incorporated by reference to Form S-8, filed on February 12, 1999).
10.01D	Amendment to 1998 Option Plan (incorporated by reference to Form 10-K filed on March 30, 1999).
10.02A	Series A Preferred Stock Purchase Agreement, dated September 30, 1993, as amended between the Company and holders of its Series A Preferred Stock ("Series A Agreement").
10.02B	Amendment, dated August 25, 1994, to Series A Agreement.
10.02C	Amendment, dated February 15, 1995, to Series A Agreement.
10.03A†	License Agreement, effective March 18, 1994, between the Company and Research Triangle Institute, a not-for-profit Corporation existing under the laws of North Carolina.
10.03B	Appendix A to Exhibit 10.04.
10.04†	License Agreement, dated March 15, 1994, between the Company and Scios Nova.
10.05	Employment Agreement between the Company and Craig R. Smith, M.D.
10.06	Employment Agreement between the Company and Andrew R. Jordan.
10.07	Employment Agreement between the Company and John P. Brennan.
10.08	(Intentionally Omitted)
10.09	Employment Agreement between the Company and William C. Vincek, Ph.D.
10.10	Employment Agreement between the Company and Peter D. Suzdak.
10.11	(Intentionally Omitted)
10.12	Employment Agreement between the Company and Thomas C. Seoh.
10.13A	Amendments to certain executive officer employment letter Agreements.
10.13B	Form of Change in Control Severance Agreement (incorporated be reference to the Form 10-Q for the quarter ended September 30, 1998).
10.13C	Severance Provisions from Employment Letter Agreement, effective September 21, 1998, with Nancy J. Linck (incorporated by reference to the Form 10-Q for the quarter ended September 30, 1998).
10.14	(Intentionally Omitted)

Exhibit Number	Description
10.15A	Consulting Agreement, dated August 1, 1993, as amended on February 28, 1994, between the Company and Solomon H. Snyder, M.D. (the "Snyder Consulting Agreement").
10.15B	September 1, 1995 amendment to Snyder Consulting Agreement.
10.15C	November 19, 1997 amendment to Snyder Consulting Agreement.
10.15D	September 1, 1998 and January 1, 1999 amendments to Snyder Consulting Agreement (incorporated by reference to Form 10-K filed March 30, 1999).
10.16A†	License Agreement, dated December 20, 1993, between the Company and The Johns Hopkins University ("JHU Agreement").
10.16B	Appendix B to JHU Agreement.
10.16C†	Amended and Restated License Agreement, effective November 25, 1998, between the Company and Johns Hopkins (incorporated by reference to Form 10-K filed March 30, 1999).
10.17	Form of Director and Officer Indemnification Agreement.
10.18	Form of Tax Indemnity Agreement.
10.19A	Guilford Pharmaceuticals Inc. Directors' Stock Option Plan.
10.19B	Amendments to Directors' Stock Option Plan (incorporated by reference to Form 10-K filed on March 30, 1999).
10.19C	Amendment to Form of Directors' Stock Option Agreement (incorporated by reference to Form 10-K filed March 30, 1999).
10.20	Lease Agreement, dated August 30, 1994, between Crown Royal, L.P. and the Company.
10.21A	Lease Agreement, dated June 9, 1997 between SN Properties, Inc. and the Company ("Freeport Lease").
10.21B	Amendment, dated February 10, 1998, to Freeport Lease.
10.22(1)	(Intentionally Omitted).
10.23(1)	Employment Letter Agreement, effective January 27, 1998, between the Company and Dana C. Hilt, M.D.
10.24	Exchange and Registration Rights Agreement, dated February 17, 1995, among the Company and the Abell Foundation, Inc., and the several holders named in Appendix I.
10.25A	Loan and Financing Agreement between the Maryland Economic Development Corporation ("MEDCO"), the Company and Signet Bank/Maryland ("Signet") ("L&F Agreement").
10.25B	Amendment No. 1, dated June 30, 1998, to L&F Agreement (incorporated by reference to the Form 10-Q for the quarter ended June, 1998).
10.26	Leasehold Deed of Trust by and between the Company and Janice E. Godwin and Ross Chaffin (as trustees) for the benefit of MEDCO and Signet.
10.27A	Insurance Agreement between the Maryland Industrial Development Financing Authority and Signet ("Insurance Agreement").
10.27B	Letter, dated April 2, 1996, amending Insurance Agreement.
10.27C	Amendment No. 2, dated June 29, 1998, to Insurance Agreement (incorporated by reference to the Form 10-Q for the quarter ended June 30, 1998).
10.28†	License Agreement, dated December 9, 1995, by and between the Company and Daiichi Radioisotope Laboratories, Ltd.
10.29†	License and Distribution Agreement, dated October 13, 1995, by and between the Company and Orion Corporation Farmos.
10.30	(Intentionally Omitted).
10.31	Master Lease Agreement, dated March 19, 1998, by and between Comdisco Laboratory and Scientific Group, a Division of Comdisco Healthcare Group, Inc., and the Company (incorporated by reference to Form 10-Q for the quarter ended March 31, 1998).
10.32†	Bulk Pharmaceutical Sales Contract, dated September 23, 1994, between the Company and Aerojet-General Corporation.

Exhibit Number	Description
10.33	Equipment Lease, dated September 18, 1996, between the Company and General Electric Capital Corporation.
10.34	Term Loan, dated April 30, 1996, as amended on December 6, 1996, by and between the Company and Signet Bank.
10.35A	Marketing, Sales and Distribution Rights Agreement between Aventis S.A. (formerly known as Rhône-Poulenc Rorer Pharmaceuticals Inc.) ("Aventis"), the Company and GPI Holdings, Inc., dated June 13, 1996 ("MSDA").
10.35B†	Amendment No. 1 to MDSA, dated September 25, 1998 (incorporated by reference to Form 8-K, filed October 2, 1998).
10.36	Manufacturing and Supply Agreement between Aventis and the Company, dated June 13, 1996.
10.37A	Stock Purchase Agreement between the Company and Aventis, dated June 13, 1996 ("Aventis Stock Purchase Agreement").
10.37B	Amendment No. 1 to Aventis Stock Purchase Agreement, dated September 25, 1998 (incorporated by reference to Form 8-K, filed October 2, 1998).
10.38	Loan Agreement between the Company and Aventis Inc., dated June 13, 1996.
10.39	(Intentionally Omitted)
10.40†	Collaboration and License Agreement, dated December 15, 1997 and effective as of August 20, 1997, between Amgen Inc. ("Amgen"), GPI NIL Holdings, Inc. and the Company.
10.41	Stock and Warrant Purchase Agreement, dated October 1, 1997, between Amgen and the Company.
10.42	Registration Rights Agreement, dated October 1, 1997, between Amgen and the Company.
10.43	Warrant, dated October 1, 1997 issued to Amgen.
10.44	Security Agreement, dated as of February 5, 1998, between First Security Bank, National Association ("First Security"), not individually, but solely as the Owner Trustee under the Guilford Real Estate Trust 1998-1 (the "Trust") and First Union.
10.45	Amended and Restated Trust Agreement, dated as of February 5, 1998 between the Several Holders from time to time parties thereto and the Trust.
10.46	Agency Agreement, dated as of February 5, 1998, between the Company and the Trust.
10.47	Credit Agreement, dated as of February 5, 1998, among the Trust, the Several Holders from time to time parties thereto and First Union.
10.48	Participation Agreement, dated as of February 5, 1998, among the Company, the Trust, the various and other lending institutions which are parties hereto from time to time, as Holders, the various and other lending institutions which are parties hereto from time to time, as Lenders, and First Union.
10.49	Lease Agreement, dated as of February 5, 1998, between the Trust and the Company.
10.50	MIDFA Agreement, dated June 29, 1998, by and between MIDFA, First Security, the Company and First Union (incorporated by reference to Form 10-Q for the quarter ended June 30, 1998).
10.51	Insurance Agreement, dated June 29, 1998, by and between MIDFA and First Union (incorporated by reference to Form 10-Q for the quarter ended June 30, 1998).
10.52	April 1, 1999 amendment to Consulting Agreement, dated August 1, 1993, as amended, between the Company and Solomon H. Snyder, M.D. (incorporated by reference to Form 10-Q for the quarter ended March 31, 1999).
10.53	Amendment to Directors' Stock Option Plan (incorporated by reference to Form 10-Q for the quarter ended March 31, 1999).
10.54	Amendment to Form of Stock Option Agreement under the Company's 1993 and 1998 Employee Share Option and Restricted Share Plans (incorporated by reference to Form 10-Q for the quarter ended March 31, 1999).
10.55	Amendment to Form of Directors' Stock Option Agreement, effective May 18, 1999 (incorporated by reference to Form 10-Q for the quarter ended June 30, 1999).

Exhibit Number	Description
10.56	July 1, 1999 amendment to Consulting Agreement, dated August 1, 1993 between the Company and Solomon H. Snyder, M.D. (incorporated by reference to Form 10-Q for the quarter ended June 30, 1999).
10.57	Consulting Agreement, dated July 23, 1999, between the Company and Solomon H. Snyder, M.D. (incorporated by reference to Form 10-Q for the quarter ended June 30, 1999).
10.58	Form of Severance Agreement (incorporated by reference to Form 10-Q for the quarter ended September 30, 1999).
10.59	Form of Change in Control Severance Agreement (incorporated by reference to Form 10-Q for the quarter ended September 30, 1999).
10.60	License, Development and Commercialization Agreement dated March 2, 2000, between the Company and ProQuest Pharmaceuticals Inc. (incorporated by reference to Form 10-Q for the quarter ended March 31, 2000).
10.61	Rights Reversion Agreement dated October 23, 2000, by and between Aventis Pharmaceutical Products Inc., Rhone-Poulenc Rorer Inc., GPI Holdings, Inc. and Guilford Pharmaceuticals Inc. (incorporated by reference to Form 10-Q for the quarter ended September 30, 2000).
10.62	Agreement dated October 24, 2000, by and between Cardinal Health Sales and Marketing Services, a division of RedKey Inc. and Guilford Pharmaceuticals Inc. (incorporated by reference to Form 10-Q for the quarter ended September 30, 2000).
10.63	Employment Letter Agreement dated November 13, 2000, between the Company and David P. Wright (incorporated by reference for Form 10-K for year ended December 31, 2001).
10.64	Employment Letter Agreement dated October 6, 2000, between the Company and Margaret M. Contessa (incorporated by reference for Form 10-K for year ended December 31, 2001).
11.01	Statement re: Computation of Per Share Earnings (See Notes to Consolidated Financial Statements).
21.01	Subsidiaries of Registrant (filed herewith).
23.01	Consent of KPMG LLP (filed herewith).

† Confidential treatment of certain portions of these agreements has been granted by the Securities and Exchange Commission.

(b) *Reports on 8-K:*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUILFORD PHARMACEUTICALS INC.

By: /s/ CRAIG R. SMITH, M.D.
Craig R. Smith, M.D.
Chairman and Chief Executive Officer

March 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ CRAIG R. SMITH, M.D. Craig R. Smith, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2002
/s/ ANDREW R. JORDAN Andrew R. Jordan	Sr. Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 25, 2002
/s/ SOLOMON H. SNYDER Solomon H. Snyder, M.D.	Director	March 25, 2002
/s/ GEORGE L. BUNTING, JR. George L. Bunting, Jr.	Director	March 25, 2002
/s/ W. LEIGH THOMPSON W. Leigh Thompson, M.D., Ph.D.	Director	March 25, 2002
/s/ ELIZABETH M. GREETHAM Elizabeth M. Greetham	Director	March 25, 2002
/s/ JOSEPH KLEIN, III Joseph Klein, III	Director	March 25, 2002
/s/ RONALD M. NORDMANN Ronald M. Nordmann	Director	March 25, 2002

The Board of Directors and Stockholders of
Guilford Pharmaceuticals Inc.:

We have audited the accompanying consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its revenue recognition policy for non-refundable upfront fees in 2000.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 8, 2002

GUILFORD PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,784	$ 32,806
Investments	81,498	58,309
Accounts receivable, net	3,219	734
Inventories, net	2,687	2,168
Prepaid expenses and other current assets	3,365	1,762
Total current assets	147,553	95,779
Investments — restricted	16,456	18,335
Property and equipment, net	8,831	12,048
Intangible asset, net	7,430	8,272
Other assets	1,571	1,199
	$ 181,841	$ 135,633
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,040	$ 4,145
Current portion of long-term debt	4,615	2,481
Accrued payroll related costs	3,505	2,911
Accrued contracted services	2,652	2,693
Accrued expenses and other current liabilities	2,272	1,444
Total current liabilities	19,084	13,674
Long-term debt, net of current portion	4,137	5,130
Other liabilities	991	—
Total liabilities	24,212	18,804
Stockholders' equity:		
Preferred stock, par value $0.01 per share; authorized 4,700,000 shares, none issued	—	—
Series A junior participating preferred stock, par value $0.01 per share; authorized 300,000 shares, none issued	—	—
Common stock, par value $0.01 per share; authorized 75,000,000 shares, 29,975,063 and 24,318,982 issued at December 31, 2001 and 2000, respectively	300	243
Additional paid-in capital	351,553	250,858
Accumulated deficit	(190,321)	(130,004)
Accumulated other comprehensive loss	(452)	(823)
Note receivable from officer	(60)	(60)
Treasury stock, at cost: 256,906 and 262,985 shares at December 31, 2001 and 2000, respectively	(3,339)	(3,277)
Deferred compensation	(52)	(108)
Total stockholders' equity	157,629	116,829
	$ 181,841	$ 135,633

See accompanying notes to consolidated financial statements.

GUILFORD PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Revenues:			
Net product sales	$ 20,360	$ 1,492	$ 4,371
License fees and royalties	149	2,369	2,427
Contract revenues	—	10,625	9,500
Revenues under collaborative agreements	25	3,570	5,263
Total revenues	20,534	18,056	21,561
Costs and Expenses:			
Cost of sales	2,836	1,358	2,308
Research and development	54,272	46,900	41,922
Selling, general and administrative	30,113	14,144	11,281
Merger costs	—	1,403	—
Total costs and expenses	87,221	63,805	55,511
Operating loss	(66,687)	(45,749)	(33,950)
Other Income (Expense):			
Investment and other income	6,870	7,751	7,722
Interest expense	(500)	(504)	(640)
Loss before the cumulative effect of an accounting change	(60,317)	(38,502)	(26,868)
Cumulative effect of an accounting change	—	(8,625)	—
Net loss	$(60,317)	$(47,127)	$(26,868)
Basic and diluted loss per common share:			
Loss before the cumulative effect of an accounting change	$ (2.14)	$ (1.64)	$ (1.31)
Cumulative effect of an accounting change	—	(0.36)	—
Net loss	$ (2.14)	$ (2.00)	$ (1.31)
Weighted-average shares outstanding to compute basic and diluted loss per share	28,249	23,517	20,475
Pro forma amounts assuming change in application of accounting principle applied retroactively:			
Net loss	$ —	$(38,502)	$(21,118)
Net loss per common share	$ —	$ (1.64)	$ (1.03)

See accompanying notes to consolidated financial statements.

GUILFORD PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Note Receivable From Officer	Treasury Stock, at Cost	Deferred Compensation	Total Stockholders' Equity
	Number of Shares	Amount							
				(In thousands, except share data)					
Balance, January 1, 1999	19,594,316	$196	$187,139	$ (56,009)	$ 876	$(60)	$(1,399)	$(364)	$130,379
Comprehensive loss:									
Net loss				(26,868)					(26,868)
Other comprehensive loss:									
Unrealized loss on available-for-sale securities					(2,714)				(2,714)
Total comprehensive loss									$(29,582)
Issuance of common stock in private placement at $13.50 per share, net of offering costs	3,360,000	34	42,374						42,408
Other issuances of common stock	373,997	3	2,601						2,604
Purchase of 224,150 shares of common stock							(2,209)		(2,209)
Distribution of 26,494 shares of treasury stock to 401(k) plan			28				324		352
Stock option compensation			947						947
Amortization of deferred compensation								81	81
Forfeiture of unvested restricted stock			(176)					176	—
Balance, December 31, 1999	23,328,313	$233	$232,913	$ (82,877)	$(1,838)	$(60)	$(3,284)	$(107)	$144,980
Comprehensive loss:									
Net loss				(47,127)					(47,127)
Other comprehensive income:									
Unrealized gain on available-for-sale securities					1,015				1,015
Total comprehensive loss									$(46,112)
Common stock issued in exchange for intangible asset	300,000	3	7,984						7,987
Other issuances of common stock	690,669	7	9,532					(56)	9,483
Purchase of 8,285 shares of common stock							(237)		(237)
Distribution of 20,180 shares of treasury stock to 401(k) plan			139				244		383
Stock option compensation			290						290
Amortization of deferred compensation								55	55
Balance, December 31, 2000	24,318,982	$243	$250,858	$(130,004)	$ (823)	$(60)	$(3,277)	$(108)	$116,829
Comprehensive loss:									
Net loss				(60,317)					(60,317)
Other comprehensive income:									
Cumulative effect of a change in accounting principle					83				83
Unrealized loss on interest rate swap agreements					(1,146)				(1,146)
Unrealized gain on available-for-sale securities					1,434				1,434
Total other comprehensive income									371
Total comprehensive loss									(59,946)
Issuances of common stock	5,509,358	55	98,710						98,765
Exercise of stock options	146,723	2	1,726				(385)		1,343
Distribution of 24,946 shares of treasury stock to 401(k) plan			150				323		473
Stock option compensation			109						109
Amortization of deferred compensation								56	56
Balance, December 31, 2001	29,975,063	$300	$351,553	$(190,321)	$ (452)	$(60)	$(3,339)	$ (52)	$157,629

See accompanying notes to consolidated financial statements.

GUILFORD PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended December 31,		
	2001	2000	1999
	(in thousands, except share data)		
Cash Flows From Operating Activities:			
Net loss	$(60,317)	$ (47,127)	$ (26,868)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	4,855	4,321	5,118
Non-cash compensation expense	638	893	866
Changes in assets and liabilities:			
Accounts receivable, net, prepaid expenses and other assets	(4,460)	(865)	(37)
Inventories, net	(519)	(820)	(57)
Accounts payable and other liabilities	3,204	908	247
Net cash used in operating activities	(56,599)	(42,690)	(20,731)
Cash Flows From Investing Activities:			
Purchases of property and equipment	(286)	(541)	(1,850)
Maturities of held-to-maturity securities	—	510	2,023
Maturities of available-for-sale securities	77,670	239,643	164,325
Purchases of available-for-sale securities	(97,546)	(185,400)	(179,155)
Net cash (used in) provided by investing activities	(20,162)	54,212	(14,657)
Cash Flows From Financing Activities:			
Net proceeds from issuances of common stock	100,108	9,483	45,012
Purchase of treasury stock	—	(237)	(2,209)
Proceeds from long-term debt	3,733	—	600
Principal payments on long-term debt	(3,102)	(2,298)	(2,159)
Net cash provided by financing activities	100,739	6,948	41,244
Net increase in cash and cash equivalents	23,978	18,470	5,856
Cash and cash equivalents at the beginning of period	32,806	14,336	8,480
Cash and cash equivalents at the end of period	$ 56,784	$ 32,806	$ 14,336
Supplemental disclosures of cash flow information:			
Net interest paid	$ 500	$ 490	$ 590
Non-cash investing and financing activities:			

Capital lease obligations of $510 and $543 were incurred in 2001 and 2000, respectively, when the Company entered into new leases for certain computer equipment.

During 2000, the Company issued 300,000 shares of common stock valued at $8,000 and assumed the obligation for product returns estimated at $500 in return for the rights to market, sell and distribute GLIADEL® Wafer.

See accompanying notes to consolidated financial statements.

GUILFORD PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Description of Business

Guilford Pharmaceuticals Inc. (together with its subsidiaries, "Guilford" or the "Company") is a fully integrated pharmaceutical company located in Baltimore, Maryland, targeting the neurological, surgical and critical care markets. The Company's mission is to develop novel proprietary biopolymer-based therapeutics for surgeons and novel pharmaceutical products for the diagnosis and treatment of neurological disorders.

(2) Summary of Significant Accounting Policies and Practices

Principles of Consolidation

The consolidated financial statements include the financial statements of Guilford and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Segment Information

The Company operates primarily in one industry segment, which includes research, development, and commercialization of novel products for the healthcare industry. The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The Company does not operate separate lines of business or separate business entities with respect to its product or product candidates. The Company operates primarily from its corporate headquarters located within the United States and derives revenues primarily from its sales to customers within the United States. During the year ended December 31, 2001, approximately one percent of revenue was from customers outside of the United States. Accordingly, the Company does not prepare discrete financial information with respect to separate geographic or product areas and does not have separately reportable segments as defined by Standard of Financial Accounting Standards ("SFAS") No. 131, Disclosure about Segments of an Enterprise and Related Information.

Cash Equivalents

The Company had cash equivalents of $53.9 million and $30.3 million at December 31, 2001 and 2000, respectively, which consisted of money market funds. The Company classifies all highly liquid investments with an original maturity of three months or less at the time of purchase as cash equivalents.

Investments

Investment securities at December 31, 2001 and 2000 consist of direct obligations of the U.S. government and U.S. government agencies, asset-backed securities and corporate debt securities. The Company classifies investments at the time of purchase as either available-for-sale or held-to-maturity. Investments in securities that are classified as available-for-sale are carried at their fair values. Unrealized holding gains and losses on available-for-sale securities are excluded from current earnings (loss) and are reported as a separate component of stockholders' equity as "Accumulated other comprehensive income (loss)." Realized gains and losses on available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are carried at cost, adjusted for the amortized discount or premium. Dividends and interest income are recognized when earned, regardless of the type of security.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is an impairment that would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to current earnings, and an adjusted cost basis for the security is established.

Investment in Equity Securities — Cost Method

Equity investments that are less than 20% of an investee company's voting stock and where the Company lacks the ability to significantly influence the investee company are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of the investee company is not included in the consolidated statements of operations. A decline in market value below cost that is deemed to be other than temporary is an impairment that would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to current earnings, and an adjusted cost basis for the security is established.

Interest Rate Swap Agreements

As a hedge against fluctuations in interest rates, the Company entered into interest rate swap agreements to exchange a portion of its variable interest rate financial obligations for fixed rates. The Company does not speculate on the future direction of interest rates nor does the Company use these derivative financial instruments for trading purposes. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the financial obligation. If an interest rate swap agreement is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the interest rate swap agreement if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the interest rate swap agreement is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap agreement is marked to market and any unrealized gain or loss is recognized immediately in income.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach, which approximates the first-in, first-out method.

Inventories are net of applicable reserves and allowances. Inventories include finished goods and raw materials that may be either available for sale, consumed in production, or consumed internally in the Company's development activities. Inventories identified for development activities are expensed in the period in which such inventories are designated for such use.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years for furniture and equipment, and over the shorter of the estimated useful life of leasehold improvements or the related lease term for such improvements. Upon the disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Expenditures for repairs and maintenance are expensed as incurred.

Intangible Asset

The intangible asset, net of accumulated amortization, represents the cost to reacquire the rights to market, sell and distribute GLIADEL®Wafer from Aventis S.A. ("Aventis") (See Note 16). The Company is amortizing this intangible asset over a period of 10 years using the straight-line method.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Accounting Change

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), which summarizes the views of the SEC in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of 2000 effective January 1, 2000, resulting in a non-cash charge of $8.6 million, or $0.36 per basic and diluted share. In accordance with SAB 101, the charge has been reflected on a separate line entitled "Cumulative effect of an accounting change" on the Consolidated Statements of Operations. Under SAB 101, non-refundable upfront fee arrangements that contain an element of continuing involvement must be deferred and recognized as revenue over the involvement period. See Note 16 for a description of the past agreements impacted by SAB 101. For the year ended December 31, 2000, the Company recognized $8.6 million of contract revenues, which were deferred upon adoption of SAB 101. There was no effect on 2001 as a result of SAB 101. The effect of the adoption of SAB 101 on the pre-change interim periods is disclosed in Note 20.

Pro forma amounts assuming the change in application of accounting principle applied retroactively was as follows (in thousands except for per share data):

	2000	1999
Revenue	$ 18,056	$ 27,311
Net loss	$(38,502)	$(21,118)
Net loss per common share	$ (1.64)	$ (1.03)

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, the price is fixed and determinable, title has passed, and collection is reasonably assured. Product sales are reported net of allowances for estimated discounts, rebates, charge backs and product returns. The Company's policy is to provide an exchange for customers when the customer's product has reached its expiration date or was damaged in shipment.

Our historical return rate is applied to our unit sales to provide an allowance for future product returns. This historical return rate is calculated by blending the significant product return experience of our previous marketing, sales and distribution partner, with our own product return experience. The product return rate is periodically updated to reflect actual experience.

Collaborative research revenue is recognized, up to the contractual limits, when the Company meets its performance obligations under the respective agreements. Payments received that relate to future performance are deferred and recognized as revenue at the time such future performance has been accomplished.

Commencing with the adoption of SAB 101, non-refundable upfront fee arrangements that contain an element of continuing involvement are deferred and recognized as revenue over the involvement period. Revenue for the year ended December 31, 2000, has been adjusted to reflect the implementation of SAB 101.

Milestone payments, which represent a substantive step in the development process or significant achievement for the product, are recognized when earned.

Research and Development and Royalty Expenses

Internal research and development costs are expensed as incurred. Third party research and development costs are expensed as performed. Royalty expense related to product sales is recognized concurrently with the recognition of product revenue and included as part of cost of sales. Royalty expense from third-party sales is expensed concurrent with such revenue recognition and is offset against royalty revenue related to third-party sales.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that such tax rate changes are enacted. Accordingly, the Company provides an allowance for all deferred tax assets and liabilities because there is no assurance that they will be realized.

Stock-Based Compensation

The Company discloses information relating to stock-based compensation awards in accordance with SFAS No.123, Accounting for Stock-Based Compensation, ("SFAS 123"), and has elected to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to such compensation awards. Under the Company's employee share option plans, the Company grants employee stock options at an exercise price equal to the fair market value at the date of grant. No compensation expense is recorded with respect to such stock option grants. Compensation expense for options granted to non-employees is determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued whichever is more reliably measured. Compensation expense for options granted to non-employees is remeasured as the underlying options vest.

Comprehensive Income (Loss)

Under SFAS No. 130, Reporting Comprehensive Income, the Company is required to display comprehensive income (loss) and its components as part of the Company's full set of financial statements. The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period, except those resulting from investments by owners and distributions to owners. The measurement and presentation of net income (loss) did not change. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity of the Company that are excluded from net income (loss). Comprehensive income (loss) for years ended December 31, 2001, 2000 and 1999 has been reflected in the Consolidated Statements of Changes in Stockholders' Equity.

Earnings (Loss) per Share

Basic earnings (loss) per share ("EPS") is computed by dividing earnings (loss) by the weighted-average number of shares outstanding for the period. The computation of diluted EPS is similar to basic EPS except that the weighted-average number of shares outstanding for the period is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are excluded if the effect on earnings (loss) per share is antidilutive.

Fair Value of Financial Instruments

The fair value of the Company's financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. For cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, the carrying amounts included in the consolidated balance sheet equal or approximate fair value because of the short duration of these instruments. The fair values of investments in debt securities are based on quoted market prices at the reporting date for those or similar investments. The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments offered by the Company's bankers. Current market pricing models were used to estimate fair values of the Company's interest rate swap agreements carried on the Company's consolidated balance sheet in the categories of accrued expenses and other current liabilities and other liabilities.

Concentration of Credit Risk

The Company invests excess cash in accordance with a policy objective that seeks to preserve both liquidity and safety of principal. The policy limits investments to certain instruments issued by institutions with strong investment grade credit ratings (as defined) at the time of purchase and places restrictions on their term to maturity and concentrations by type and issuer.

The Company has an exposure to credit risk in its trade accounts receivable from sales of GLIADEL® Wafer. The Company began selling GLIADEL® Wafer on January 1, 2001, primarily in the United States, to hospitals directly and through wholesalers, and to specialty distributors. Before January 1, 2001, substantially all of the Company's net product sales and royalties were from Aventis, it's previous marketing sales and distribution partner.

Uncertainties

The Company is subject to various risks common to companies within the pharmaceutical and biotechnology industries. These include, but are not limited to, development by competitors of new technological innovations; dependence on key personnel; dependence on a limited number of products; risks inherent in the research and development of pharmaceutical and biotechnology products; protection of proprietary technology; estimation by the Company of the size and characteristics of the market for the Company's product(s); acceptance of the Company's product(s) by the country's regulatory agencies in which the Company may choose to sell its products, as well as acceptance by customers; health care cost containment initiatives; and product liability and compliance with government regulations and agencies, including the Federal Food and Drug Administration ("FDA").

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results will likely differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As a result of adopting SFAS 133, the Company recorded an unrealized gain as a transition adjustment of approximately $0.1 million in "Accumulated other comprehensive income" as a cumulative effect of a change in accounting principle to recognize the fair value of its interest rate swap agreements that were designated as cash-flow hedges. SFAS 133 requires derivatives to be recognized on the balance sheet at their fair value. The Company designated the derivatives as cash-flow hedges at the time the contract was entered into and formally documented all relationships between the derivative instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction.

The Company formally assesses on an ongoing basis whether the interest rate swap agreements used in the hedge transaction are highly effective in offsetting changes in fair values of cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated as and qualifies as a cash flow hedge is recorded in "Accumulated other comprehensive income." When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be highly effective, the Company will continue to carry the derivative on the balance sheet at its fair value but will recognize any gain or loss in its Consolidated Statements of Operations.

Effective July 1, 2001, the Company adopted SFAS No. 141, Business Combinations. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and eliminates the pooling-of-interest method. In addition, SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported separately from goodwill. The adoption of SFAS 141 did not have an impact on the historical consolidated financial statements of the Company.

(3) Investments

Investments in marketable securities as of December 31, 2001 and 2000 are as follows (in thousands):

	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2001				
Available-for-sale				
U.S. Treasury Securities	$41,787	$181	$ —	$41,968
Corporate Debt Securities	51,292	502	—	51,794
Other Debt Securities	4,264	—	(72)	4,192
	$97,343	$683	$ (72)	$97,954
2000				
Available-for-sale				
U.S. Treasury Securities	$28,895	—	$(162)	$28,733
Corporate Debt Securities	38,181	—	(605)	37,576
Other Debt Securities	10,391	—	(56)	10,335
	$77,467	$ —	$(823)	$76,644

At December 31, 2001 and 2000, investments of $16.5 million and $18.3 million, respectively are classified as "Investments-restricted" in the accompanying consolidated balance sheets (see Notes 8 and 10).

Maturities of investments in marketable securities classified as available-for-sale as of December 31, 2001 were as follows (in thousands):

	Amortized Cost	Fair Value
Available-for-sale		
Due in 1 year or less	$29,219	$29,298
Due in 1-5 years	68,124	68,656
	$97,343	$97,954

(4) Accounts Receivable

Accounts receivable consist of the following (in thousands):

	December 31, 2001	December 31, 2000
Trade accounts receivable	$3,371	$734
Less allowance for doubtful accounts	(152)	—
	$3,219	$734

Trade accounts receivable amounts at December 31, 2000 represent amounts due from Aventis, the Company's marketing, sales and distribution partner for its GLIADEL® Wafer prior to the Company reacquiring those rights effective January 1, 2001.

(5) Inventories

Inventories consist of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Raw materials	$ 245	$ 304
Work in process	650	603
Finished goods	1,792	1,261
	$2,687	$2,168

(6) Property and Equipment

Property and equipment consist of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Laboratory equipment	$ 4,345	$ 4,467
Manufacturing equipment	2,602	2,522
Computer and office equipment	6,526	5,735
Leasehold improvements	16,008	15,961
	29,481	28,685
Less accumulated depreciation and amortization	(20,650)	(16,637)
	$ 8,831	$ 12,048

(7) Intangible Asset

Intangible asset consists of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Reacquisition of GLIADEL® Wafer rights	$8,412	$8,412
Less accumulated amortization	(982)	(140)
	$7,430	$8,272

As described in Note 16, the Company reacquired the rights to market, sell and distribute GLIADEL® Wafer during October 2000. Upon reacquisition, the Company determined that this intangible asset had a finite life and would be amortized over a life of ten years.

balance sheet at December 31, 2001, and our net loss for the year ended December 31, 2001, would be as follows (in thousands):

	As Reported	Pro Forma
Property and equipment, net	$ 8,831	$ 26,633
Total assets	181,841	199,643
Long-term debt, net of current portion	4,137	22,916
Total liabilities	24,212	43,231
Net loss	(60,317)	(60,726)

This facility, which was substantially completed in June 1999 for a total cost of approximately $19.5 million, was constructed adjacent to our current headquarters in Baltimore, Maryland and provides approximately 73,000 square feet of research and development capacity. The initial lease term is for a period of 84 months (including the construction period) and expires in February 2005. We have the option to either purchase the facility on the remaining anniversary dates during the initial lease term, or sell the facility to a third party at the expiration of the initial lease term. In the event the facility is sold to a third party, we will be obligated to pay the lessor any shortfall between the sales price and 83% of the lessor's net investment in the facility. The lessor's net investment in the facility was approximately $19.0 million at December 31, 2001 and we anticipate that it will be further reduced to approximately $18.2 million by the expiration of the initial lease term in February 2005. We are required to maintain collateral equal to approximately 83% of the remaining balance of the lessor's net investment in the facility. We had cash collateral of $14.3 million as of December 31, 2001 and 2000, which is included in the accompanying consolidated balance sheets as "Investments — restricted". In addition to this cash collateral requirement, we are subject to various other affirmative and negative covenants, the most restrictive of which requires us to maintain unrestricted cash, cash equivalents, and investments in the aggregate equal to $40 million.

Pursuant to the terms of the operating lease agreement, we are obligated to make monthly lease payments equal to the interest, based on monthly LIBOR plus 0.625%, calculated on the lessor's net investment in the facility plus principal of $20,000. As a result of the interest rate swap agreements entered into during 1998 and 1999 with a commercial bank in the notional amount of $20.0 million, we effectively fixed the interest rates on these variable interest rate-based lease payments, at approximately 6%. These interest rate swap agreements provide the commercial bank with a call provision exercisable during 2003. Assuming the commercial bank exercises its call provision, we would be exposed to market risk related to the underlying interest rates of the operating lease. Future minimum lease payments under this lease are included in the table below. We describe these interest rate swap transactions with the commercial bank in Note 9.

In August 2001, the Company entered into a new master lease agreement to provide up to $5.0 million for computer and equipment financing. The Company's previous master lease agreement, entered into in March 1998, expired on March 31, 2001. The Company's ability to draw on this master lease agreement expires on June 30, 2002. The term of each operating lease varies from 24 to 48 months based upon the type of equipment being leased. As of December 31, 2001, the Company had leased approximately $0.4 million in equipment under this master lease agreement.

The Company entered into a master lease agreement related to the land and building which it occupies as its corporate headquarters. The term of the lease is for approximately ten years and expires June 2005 with options to renew for two five-year periods. The Company has the option to purchase the building at the end of the initial lease term for its then current fair market value (excluding improvements).

The Company's future minimum lease payments under these non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments for years subsequent to December 31, 2001 are as follows (in thousands):

	Capital Leases	Operating Leases
2002	$ 520	$ 4,303
2003	120	3,659
2004	—	2,645
2005	—	593
Total minimum lease payments	640	$11,200
Less amounts representing interest	(74)	
Present value of net minimum lease payments	566	
Less current maturities of capital lease obligations	(454)	
Capital lease obligations, excluding current installments	$ 112	

Rent expense for operating leases was approximately $4.4 million, $4.8 million, and $4.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The amount of computer equipment and related accumulated depreciation recorded under capital leases was $1.1 million and $0.5 million, respectively at December 31, 2001, and $0.5 million and $0.1 million, respectively at December 31, 2000.

(11) Income Taxes

As of December 31, 2001, we had net operating loss ("NOL") carryforwards available for federal income tax purposes of approximately $180 million, which expire at various dates between 2010 and 2021. NOL carryforwards are subject to ownership change limitations and may also be subject to various other limitations on the amounts to be utilized. As of December 31, 2001, we had tax credit carryforwards of approximately $9 million expiring between 2010 and 2021.

Actual income tax (benefit) expense differs from the expected income tax (benefit) expense computed at the effective federal rate as follows:

	2001	2000	1999
		(In thousands)	
Computed "expected" tax benefit at statutory rate	$(20,508)	$(16,023)	$(9,135)
State income tax, net of federal benefit	(4,174)	(3,303)	(1,867)
General business credit generated	(1,874)	(1,827)	(1,631)
Other, net	223	(19)	62
Increase in valuation allowance	26,333	21,172	12,571
	$ —	$ —	$ —

Realization of deferred tax assets related to our NOL carryforwards and other items is dependent on future earnings, which are uncertain. Accordingly, a valuation allowance has been established equal to net deferred tax assets which may not be realized in the future, resulting in net deferred tax assets of approximately $138,000 at December 31, 2001. The change in the valuation allowance was an increase of approximately $26.3 million in 2001, $21.2 million in 2000 and $12.6 million in 1999.

Significant components of our deferred tax assets and liabilities as of December 31, 2001 and 2000 are shown below:

	December 31, 2001	December 31, 2000
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 73,613	$ 50,786
Research and experimentation credits	9,147	7,273
Compensatory stock grants	2,380	2,208
Depreciation	1,241	235
Alternative minimum tax credit carryforwards	138	138
Accrued expenses	1,428	1,218
Contribution carryover and capitalized start-up costs	549	185
Other	340	100
	88,836	62,143
Deferred tax liabilities:		
Prepaid expenses and other	(1,113)	(753)
Net deferred tax assets	87,723	61,390
Valuation allowance	(87,585)	(61,252)
Net deferred tax assets	$ 138	$ 138

(12) Capital

In June 2001, the Company sold 3,000,000 newly issued shares of its common stock to certain institutional investors in a PIPE (Private Investment in Public Equity), resulting in net proceeds to the Company of approximately $56.2 million.

In January 2001, the Company sold 2,506,000 shares of its common stock to certain institutional investors under a shelf registration, resulting in net proceeds to the Company of approximately $42.6 million.

In December 2000, the Company sold 150,000 shares of its common stock to institutional investors, as part of the shelf registration filed in November 2000, providing net proceeds of approximately $3.0 million.

In October 2000, the Company issued 300,000 shares of its common stock, valued at approximately $8.0 million to Aventis in consideration for the reacquisition of the rights to market, sell and distribute GLIADEL® Wafer (see Note 16).

The Company repurchased 18,867, 8,285, and 224,150 shares of its common stock at an aggregate cost of approximately $0.4 million, $0.2 million, and $2.2 million during the years ended December 31, 2001, 2000 and 1999, respectively. For the shares of common stock repurchased during 1999, 212,900 shares were purchased pursuant to the stock repurchase program approved by the Company's Board of Directors in September 1998. In August 1999, this stock repurchase program was terminated.

Warrants granted to Amgen, Inc. in 1997, to purchase up to 700,000 shares of the Company's common stock at an exercise price of $35.15 per share remain outstanding at December 31, 2001, and expire during 2002.

The Company is authorized to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not required to issue this preferred stock. There were no shares of this preferred stock outstanding at December 31, 2001 or 2000.

(13) Stockholder Rights Plan

In September 1995, the Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights ("Rights") were granted at the rate of one Right for each share of common stock. All Rights expire on October 10, 2005. At December 31, 2001, the Rights were neither exercisable nor traded separately from the Company's common stock, and become exercisable only if a person or group becomes the beneficial owner of 20% or more of the Company's common stock or announces a tender or exchange offer that would result in its ownership of 20% or more of the Company's common stock without the approval of the Board of Directors. Each holder of a Right, other than the acquiring person, would be entitled to purchase $120 worth of common stock of the Company for each Right at the exercise price of $60 per Right, which would effectively enable such Rights holders to purchase common stock at one-half of the then current price.

If the Company is acquired in a merger, or if 50% or more of the Company's assets are sold in one or more related transactions, then each right would entitle the holder thereof to purchase $120 worth of common stock of the acquiring company at the exercise price of $60 per Right. At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors, on behalf of all stockholders, may exchange one share of common stock for each Right, other than Rights held by the acquiring person.

(14) Share Option and Restricted Share Plans

Employee Share Option and Restricted Share Plans

The Company adopted Employee Share Option and Restricted Share Plans in 1993 (the "1993 Plan") and 1998 (the "1998 Plan" and together with the 1993 Plan, the "Plans"). The Plans were established to provide eligible individuals with an opportunity to acquire or increase an equity interest in the Company and to encourage such individuals to continue in the employment of and contribute to the success of the Company. Eligible individuals include any full-time employee of the Company and other individuals whose participation in the Plans is determined by the Board of Directors to be in the Company's best interest. The 1993 Plan allows the Company to issue incentive stock options to eligible individuals while the 1998 Plan does not. Share options are granted under both Plans at the fair market value of the stock on the day immediately preceding the date of grant or date of initial employment, if later. The Plans permit employees to pay for shares purchased pursuant to the exercise of options through the tender to the Company of shares of the Company's common stock that have been held by the employee for at least six months. Share options are exercisable under both Plans for a period not to exceed 10 years from the date of grant. During 2001, the Company revised the vesting schedule for share option grants under both Plans. Share option grants to new hires and share option grants that are part of the Company's bonus program under both Plans now vest with respect to 25% of the award on the first anniversary date of the grant date and the remaining 75% of the award vests in equal installments over the next 36 months. Prior to this change in the vesting schedule, share option grants to new hires under both Plans vested at 50% of the award on the second anniversary date of the grant date and 25% on each of the third and fourth anniversary dates. Share option grants that were part of the Company's bonus program vested at 25% per year. Because the market value of the Company's common stock on the date of the change in the vesting schedule was in excess of the exercise price of the share option grants affected, no compensation expense was recorded.

The Company has granted, pursuant to the Plans, restricted shares to some of its executive officers in connection with the commencement of their employment with the Company. Shares awarded under the restricted share provisions of the Plans are valued at the fair market value of the stock on the day immediately preceding the date of award (or date of grant, if later) and require a vesting period determined by the Board of Directors. Restricted share awards generally vest with respect to 25% of the award on each of the first four anniversary dates of the employee's commencement of employment with the Company. To the extent that the award does not provide the executive officer to pay for such stock, unearned compensation is recorded at the time an award of restricted stock is made to the executive officer. Unearned compensation is calculated as the product of multiplying the number of shares awarded by the fair market value of the Company's common stock. Unearned compensation is charged to expense over the vesting period of the restricted shares.

Should an individual leave the employment of the Company for any reason (other than by reason of death or permanent disability) the award recipient would forfeit their ownership rights for all share options and restricted shares not otherwise fully vested. All unvested options and restricted shares held by the Company's employees vest in full upon certain events constituting a change in control of the Company.

At December 31, 2001, the maximum share options issuable under the Plans were 6,635,000, of which up to 400,000 shares may be issued under the restricted share provisions. During the years ended December 31, 2001, 2000 and 1999, the Company granted 2,098,354, 1,115,277 and 722,719 share options and restricted shares under the Plans, respectively. At December 31, 2001, there were 4,761,305 share options and 200,414 restricted shares outstanding under the Plans, of which 2,001,910 were exercisable as of December 31, 2001. At December 31, 2001, there were 676,270 share options or restricted shares (subject to the above limitations) available for grant under the Plans.

The Directors' Plan

The Directors' Stock Option Plan (the "Directors' Plan") was established to provide non-employee directors an opportunity to acquire or increase an equity interest in the Company. Under the Directors' Plan, 300,000 shares of common stock are reserved for issuance at an exercise price not less than fair value of the Company's common stock on the day immediately preceding the date of grant. Such share options vest 50% on the first anniversary of the date of grant and 100% on the second anniversary. Under the Directors' Plan 15,000, 52,500 and 22,500 share options were granted during the years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, 262,500 share options were outstanding under the Directors' Plan, of which 221,250 are exercisable as of December 31, 2001. At December 31, 2001, there were 37,500 share options available for grant under the Directors' Plan.

If a non-employee director is not permitted to receive additional stock option grants under the terms of the Directors' Plan, he or she may instead receive annual grants of non-qualified stock options to purchase 7,500 shares under the terms of the 1998 Plan. Such options are to be for a term of 10 years and are exercisable 50% at the end of year one and 100% at the end of year two. Under these circumstances, non-employee directors were granted 37,500, 22,500 and 15,000 share options during the years ended December 31, 2001, 2000, and 1999, respectively, with an exercise price equal to fair value at date of grant. At December 31, 2001, 37,500 of these share options were exercisable.

Stock Purchase Plan

In September 2001, the Company established the 2001 Stock Purchase Plan (the "2001 Plan") to encourage and assist employees in acquiring an equity interest in the Company. The 2001 Plan is authorized to issue up to 300,000 shares of common stock. Eligible employees may elect to have up to 15% of their annual gross earnings withheld to purchase common stock at 85% of the fair market value of the common stock on the first trading day or the last trading day of the offering period, whichever is lower. The 2001 Plan was not subject to shareholder approval; and therefore, does not currently comply with the requirements of Sections 421 and 423 of the Internal Revenue Code. The Company has not issued any common shares to fulfill purchases made by employees under the 2001 Plan as of December 31, 2001.

Consultants

Prior to 1997, the Company granted share options to each of two consultants to purchase up to 225,000 shares of the Company's common stock, valid for 10 years from issuance, with varying exercise prices. Vesting periods are based on either the passage of time or upon the achievement of certain milestones. Of these share options, 212,800 were exercisable as of December 31, 2001. The Company recognized $0.1 million, $0.3 million and $0.4 million in non-cash compensation expense, in accordance with SFAS 123, relating to the value of such share options (as determined using the Black-Scholes pricing model) for the years ended December 31, 2001, 2000 and 1999, respectively, and as of December 31, 2001, compensation expense relating to such agreements has been fully recognized.

The following is a summary of the Company's share option activity and balances as of and for the years ended December 31, 2001, 2000 and 1999:

	Share Options	Weighted-Average Exercise Price
Balance, January 1, 1999	2,912,230	$15.94
Granted	752,719	12.89
Exercised	(61,064)	5.81
Canceled	(378,231)	18.84
Balance, December 31, 1999	3,225,654	15.08
Granted	1,173,277	27.17
Exercised	(525,643)	12.47
Canceled	(222,192)	20.98
Balance, December 31, 2000	3,651,096	18.98
Granted	2,113,354	17.78
Exercised	(146,723)	11.77
Canceled	(163,122)	20.61
Balance, December 31, 2001	5,454,605	18.66

Share options outstanding and exercisable by price range are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	As of December 31, 2001	Weighted-Average Exercise Price
$ 0.01 - $10.00	393,192	7.0	$ 7.55	173,842	$ 5.77
10.01 - 20.00	3,897,264	7.0	17.19	1,935,268	16.16
20.01 - 30.00	1,153,899	7.6	27.30	536,148	27.60
30.01 - 40.00	10,250	6.4	32.16	8,702	31.42
	5,454,605	7.1	18.66	2,653,960	17.84

The foregoing table includes options to purchase 218,000 shares that were outstanding and exercisable as of December 31, 2001, granted outside of the Company's stock option plans.

Pro Forma Option Information

Using the Black-Scholes option pricing model, the per share weighted-average fair value of all share options granted during 2001, 2000 and 1999 was $10.00, $8.61 and $7.76, respectively, on the date of grant with the following weighted-average assumptions.

	2001	2000	1999
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.2%	5.1%	5.9%
Volatility	96.1%	66.7%	57.3%
Expected life in years	4	4	4

The Company applies APB 25 in accounting for share options granted to employees and, accordingly, no compensation expense has been recognized related to such share options to the extent that such share options were granted at an exercise price that equaled the fair market value at the grant date. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123 (using the Black-Scholes pricing model), the Company's net loss would have been increased to the pro forma amounts indicated below:

		Years Ended December 31,		
		2001	2000	1999
		(In thousands, except per share data)		
Net loss	As reported	$(60,317)	$(47,127)	$(26,868)
	Pro forma	$(76,269)	$(53,892)	$(32,903)
Basic and diluted loss per share	As reported	$ (2.14)	$ (2.00)	$ (1.31)
	Pro forma	$ (2.70)	$ (2.29)	$ (1.61)

(15) 401(k) Profit Sharing Plan

The Company's 401(k) Profit Sharing Plan (the "401(k) Plan") is available to all employees meeting certain eligibility criteria and permits participants to contribute up to certain limits as established by the Internal Revenue Code. The Company may make contributions equal to a percentage of a participant's contribution or may contribute a discretionary amount to the 401 (k) Plan.

The Company currently elects to match employee contributions with the Company's common stock equal to 50% of the first 6% of an employee's voluntary contribution. Such amounts vest 25% per year, based on a participant's years of service with the Company. The Company has made contributions of approximately $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(16) Significant Contracts and Licensing Agreements

Amgen Inc.

In August 1997, the Company entered into an agreement with Amgen (the "Agreement") relating to the research, development and commercialization of the Company's FKBP neuroimmunophilin ligand technology for all human therapeutic and diagnostic applications. Pursuant to the terms of the Agreement, the Company received an aggregate of $35 million, consisting of a one-time non-refundable payment of $15 million upon the signing of the Agreement and $20 million for 640,095 shares of the Company's common stock and warrants, exercisable for five years, to purchase up to an additional 700,000 shares of the Company's common stock at $35.15 per share.

Under the terms of the Agreement, Amgen provided the Company $13.5 million, in the aggregate, over three years to support research activities relating to the FKBP neuroimmunophilin ligand technology. The Company recognized $3.4 million, and $4.5 million in research support for the years ended December 31, 2000 and 1999, respectively.

Commencing with the adoption of SAB 101 in 2000, the one-time non-refundable payment of $15.0 million was required to be deferred and amortized over the continuing involvement period, pursuant to the three years of research funding. As a result, the Company recorded a cumulative effect of an accounting change of approximately $3.7 million as of January 1, 2000 for the unamortized portion. Since the continuing involvement ended during 2000, this remaining deferred amount was recognized as contract revenue during 2000.

Additionally, the Agreement provided for certain milestone payments to the Company, in up to ten different specified clinical indications, in the event Amgen achieved certain development milestones. During the year ended December 31, 1999, the Company received $5.0 million in milestone payments.

During September 2001, Amgen elected to terminate this Agreement and return to the Company all rights to the technology it had licensed from the Company and certain clinical trial supplies, in exchange for a payment from us of approximately $0.2 million.

Aventis

In June 1996, the Company entered into a Marketing, Sales and Distribution Agreement (together with related agreements, the "Aventis Agreements") with Aventis. Under the Aventis Agreements, Aventis had worldwide marketing rights (except in Scandinavia and Japan) for GLIADEL® Wafer. The Company received $15.0 million upon the signing of these agreements ($7.5 million as an equity investment and $7.5 million as a one-time non-refundable rights payment). During September 1996, the Company obtained clearance from the FDA to market GLIADEL® Wafer for recurrent glioblastoma multiforme and, accordingly, received a $20.0 million non-refundable milestone payment from Aventis. During 2000 and 1999, the Company received $2.0 million and $4.5 million, respectively, in milestone payments for obtaining certain international regulatory approvals. Through December 31, 2000, the Company manufactured and supplied GLIADEL ® Wafer to Aventis and received revenues from net product sales and royalties based on sales.

Commencing with the adoption of SAB 101 in 2000, the non-refundable upfront payment of $7.5 million was required to be deferred and amortized over the continuing involvement period, pursuant to the manufacturing agreement. As a result, the Company recorded a cumulative effect of an accounting change of approximately $4.9 million as of January 1, 2000 for the unamortized portion. As a result of the termination of the Aventis Agreements as described below, this remaining deferred amount was recognized as contract revenue during 2000.

On October 23, 2000, the Company entered into a Rights Reversion Agreement (the "Rights Reversion Agreement") with Aventis, pursuant to which the Company reacquired the rights to market, sell and distribute GLIADEL® Wafer. In consideration for the reacquisition of these rights, the Company issued to Aventis 300,000 shares of its common stock, valued at approximately $8.0 million, assumed the obligations for product returns subsequent to December 31, 2000, and granted Aventis certain registration rights with respect to such stock. The Company recorded a liability for estimated product returns of approximately $0.5 million at December 31, 2000. In accordance with the terms of the Rights Reversion Agreement, effective January 1, 2001, the Company has been responsible for all aspects of the worldwide marketing, sale and distribution of GLIADEL® Wafer (except in Scandinavia where GLIADEL® Wafer is distributed by Orion Corporation Pharma).

GUILFORD PHARMACEUTICALS INC. AND SUBSIDIARIES

The Board of Directors and Stockholders
Guilford Pharmaceuticals Inc.:

Under date of February 8, 2002, we reported on the consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which are included in the Form 10-K. Our report refers to a change in the Company's revenue recognition policy for non-refundable upfront fees in 2000. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 8, 2002

GUILFORD PHARMACEUTICALS INC. AND SUBSIDIARIES

SCHEDULE II
(in thousands)

Description (Balance sheet caption)	Balance @ 1/1/99	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance @ 12/31/99
Bad debt reserve (Accounts receivable)	$ —	$ —	$ —	$ —	$ —
Inventory reserve (Inventory)	257				257

Description (Balance sheet caption)	Balance @ 12/31/99	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance @ 12/31/00
Bad debt reserve (Accounts receivable)	$ —	$ —	$ —	$ —	$ —
Inventory reserve (Inventory)	257	158		(257)	158
Product return reserve (Accrued expenses and other current liabilities)	—	499(1)			499

Description (Balance sheet caption)	Balance @ 12/31/00	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance @ 12/31/01
Bad debt reserve (Accounts receivable)	$ —	$ 152	$ —	$ —	$152
Inventory reserve (Inventory)	158	115		(36)(2)	237
Product return reserve (Accrued expenses and other current liabilities)	499	1,111(3)		(859)(4)	751

(1) Reserve established for potential product returns pursuant to the reacquisition of the marketing, sales and distribution rights for GLIADEL® Wafer and was considered part of the cost of acquisition. (See Note 16 to the footnotes to our consolidated financial statements.)

(2) Disposal of obsolete inventory reacquired pursuant to the reacquisition of the marketing, sales and distribution rights for GLIADEL® Wafer (See Note 16 to the footnotes to our consolidated financial statements).

(3) The provision for product returns is a reduction of gross product sales revenue.

(4) Product returned pursuant to the Company's return policy and charged to this reserve.

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Guilford Pharmaceuticals Inc.
Annual Meeting of Stockholders

May 14, 2002

6611 Tributary Street
Baltimore, Maryland 21224


GUILFORD
PHARMACEUTICALS

GUILFORD PHARMACEUTICALS INC.

6611 Tributary Street
Baltimore, Maryland 21224

NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS

We will hold our 2002 annual meeting of stockholders on **TUESDAY, MAY 14, 2002** at 10:00 a.m. (Eastern Time) at the Company's research and development facilities at 6411 Beckley Street, Baltimore, Maryland. The meeting is being held for the following purposes:

1. To elect directors to serve on our board for the next year and until their successors are elected and qualified;
2. To approve our 2002 Stock Award and Incentive Plan;
3. To approve our 2002 Employee Stock Purchase Plan;
4. To ratify the selection of KPMG LLP as our independent auditors for 2002; and
5. To transact such other business as may properly come before the annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3 AND 4.

We discuss the above matters in more detail in the attached proxy statement.

Common stockholders of record at the close of business on March 22, 2002 will be entitled to vote at the meeting. This notice, proxy statement and the enclosed annual report is first being mailed to stockholders on or about April 3, 2002.

By order of the Board of Directors,



Nancy J. Linck
Senior Vice President, General Counsel & Secretary

Baltimore, Maryland
April 3, 2002

PLEASE SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE

plus out of pocket expenses. We will bear all costs and expenses of the solicitation. You must complete and return the enclosed proxy card to have your shares voted by a proxy.

Q: BY COMPLETING AND RETURNING THE PROXY CARD, WHO AM I DESIGNATING AS MY PROXY?

A: You will be designating: Craig R. Smith, M.D. (Chairman of the Board and Chief Executive Officer), Andrew R. Jordan (Senior Vice President and Chief Financial Officer) and Nancy J. Linck (Senior Vice President, General Counsel and Secretary) and any one of them as your proxies.

Q: HOW WILL MY PROXY VOTE MY SHARES?

A: Your proxy will vote according to the instructions you mark on your proxy card. If you complete and return your proxy card but do not indicate your vote on the specified matters, your proxy will vote "FOR" Items 1, 2, 3 and 4. Also, your proxy is authorized to vote, using his best judgment, on any other matters that properly come before the meeting.

Q: HOW DO I REVOKE MY PROXY?

A: You may revoke your proxy at any time before your shares are voted at the annual meeting by:

- notifying our Corporate Secretary, Nancy J. Linck, in writing at 6611 Tributary Street, Baltimore, Maryland 21224, that you are revoking your proxy indicating your name and the number of shares held;
- executing and delivering to our Corporate Secretary, at the above address, a later dated proxy card; or
- attending the annual meeting and voting in person by ballot.

Q: HOW DO I VOTE USING MY PROXY CARD?

A: There are three steps.

1. Vote on each of the matters as follows:
   - ITEM 1. THE ELECTION OF DIRECTORS. The names of all the directors to be elected are listed on your proxy card. You have three options:
     - OPTION 1. To vote for all directors, you check the box marked "FOR."
     - OPTION 2. To vote for some of the directors and against the rest, you should write the names of the directors you do NOT want to vote for in the space provided on the proxy card. You should NOT check the box marked "FOR."
     - OPTION 3. To abstain from voting for all directors (that is, not vote for or against any of the directors), you check the box marked "WITHHOLD AUTHORITY."

- ITEM 2. APPROVAL OF OUR 2002 STOCK AWARD AND INCENTIVE PLAN.

  You check the box "FOR," or "AGAINST," or "ABSTAIN."

- ITEM 3. APPROVAL OF OUR 2002 EMPLOYEE STOCK PURCHASE PLAN.

  You check the box "FOR," or "AGAINST," or "ABSTAIN."

- ITEM 4. RATIFICATION OF OUR SELECTION OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR 2002.

  You check the box "FOR," or "AGAINST," or "ABSTAIN."

2. Sign and date your proxy card. IF YOU DO NOT SIGN YOUR PROXY CARD, YOUR SHARES CANNOT BE VOTED.

3. Mail your proxy card in the pre-addressed, postage paid envelope.

REMEMBER TO CHECK THE BOX ON YOUR PROXY CARD IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

Q: WHAT IS A QUORUM OF STOCKHOLDERS, AND HOW MANY VOTES DOES IT TAKE TO PASS EACH MATTER?

A: A quorum is the presence at the annual meeting in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast. Because on March 22, 2002, there were 29,729,407 shares of common stock outstanding, 14,864,704 shares constitute a quorum.

Broker non-votes, abstentions and withhold-authority votes COUNT for purposes of determining a quorum.

Assuming that a quorum of stockholders is present at the meeting:

- those directors who receive a plurality of the votes cast at the meeting will be elected, meaning those individuals nominated for the eight directorships who receive the highest number of votes cast, even if they receive less than a majority of the votes cast;

- the majority of the votes cast are necessary to approve our 2002 Stock Award and Incentive Plan; and

- the majority of the votes cast are necessary to approve our 2002 Employee Stock Purchase Plan.

- the majority of the votes cast are necessary to ratify the selection of our independent auditors.

Broker non-votes, abstentions and withhold-authority votes DO NOT COUNT as votes cast.

DESCRIPTION OF THE PLAN

A description of key provisions of the 2002 Stock Award and Incentive Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2002 Stock Award and Incentive Plan, a copy of which is attached as *Appendix A* to this proxy statement.

Administration. The 2002 Stock Award and Incentive Plan is administered by the Compensation Committee of the Board of Directors. Subject to the terms of the plan, the Compensation Committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the plan. The New Hire Option Committee is authorized to award grants of options to newly hired employees.

Common Stock Reserved for Issuance under the Plan. The Common Stock issued or to be issued under the 2002 Stock Award and Incentive Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award under the 2002 Stock Award and Incentive Plan, the 1993 Employee Share Option and Restricted Share Plan, the 1998 Employee Share Option and Restricted Share Plan or the Directors' Stock Option Plan are not purchased or are forfeited, or if an award otherwise terminates without delivery of any Common Stock, then the shares underlying those forfeited or terminated awards will again be available for making awards under the 2002 Stock Award and Incentive Plan.

Eligibility. Awards may be made under the 2002 Stock Award and Incentive Plan to employees, officers or directors of or consultants to the Company or any of our affiliates, including any such employee who is an officer or director of us or of any affiliate, and to any other individual whose participation in the plan is determined to be in the best interests of the Company by the Board of Directors. On the record date, there were approximately 14 executive officers, 276 employees and six non-employee directors of the Company and its subsidiaries who would be eligible to participate in the 2002 Stock Award and Incentive Plan.

Amendment or Termination of the Plan. The Board of Directors may terminate or amend the plan at any time and for any reason. The 2002 Stock Award and Incentive Plan shall terminate in any event ten years after its effective date. Amendments will be submitted for shareholder approval to the extent required by the Internal Revenue Code or other applicable laws.

Options. The 2002 Stock Award and Incentive Plan permits the granting of options to purchase shares of Common Stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options.

The exercise price of each stock option may not be less than 100% of the fair market value of our Common Stock on the date of grant. The fair market value is generally determined as the closing price of the Common Stock on The NASDAQ® National Market on the day before the determination date. In the case of certain 10% shareholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the Common Stock on the date of grant. An exception to these requirements is made for options that the Company grants in substitution for options held by employees of companies that the Company acquires. In that case the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

The term of each stock option is fixed by the Compensation Committee and may not exceed 10 years from the date of grant. The Compensation Committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the Compensation Committee.

In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of Common Stock (which if acquired from the Company have been held by the optionee for at least six months), or by means of a broker-assisted cashless exercise.

Stock options granted under the 2002 Stock Award and Incentive Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, the Company may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

Other Awards. The Compensation Committee may also award:

- restricted stock (shares of Common Stock subject to transferability, vesting or other restrictions).

- bonus stock (shares of Common Stock not subject to transferability, vesting or other restrictions).

- stock units (Common Stock units subject to transferability, vesting, performance or other restrictions).

- dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Common Stock.

- stock appreciation rights, which are a right to receive a number of shares or, in the discretion of the Compensation Committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the Compensation Committee.

- performance and annual incentive awards, ultimately payable in Common Stock or cash, as determined by the Compensation Committee. The Compensation Committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The Compensation Committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria. The Compensation Committee may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Internal Revenue Code, or who the Compensation Committee designates as likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code to the extent that the Compensation Committee so designates. Such employees include the chief executive officer and the four highest compensated executive officers (other than shares of Common Stock for at least two years after the date of grant and for one year after the date of exercise (the "holding period requirement"). We will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be our employee or an employee of our subsidiary from the date the option is granted through a date within three months before the date of exercise of the option.

If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the Common Stock in an amount generally equal to the excess of the fair market value of the Common Stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. We will be allowed a business expense deduction to the extent the grantee recognizes ordinary income, subject to our compliance with Section 162(m) of the Internal Revenue Code and to certain reporting requirements.

Non-Qualified Options. The grant of an option will not be a taxable event for the grantee or the Company. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the Common Stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of Common Stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

A grantee who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member's tax basis in the shares of Common Stock will be the fair market value of the shares of Common Stock on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee's estate for estate tax purposes.

Restricted Stock. A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of Common Stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the Common Stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the Common Stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Bonus Stock. A grantee who is awarded bonus stock will recognize taxable income for federal income tax purposes in the year of the award in an amount equal to the fair market value of the Common Stock on the date of the award (less the purchase price, if any). If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Units. There are no immediate tax consequences of receiving an award of stock units under the 2002 Stock Award and Incentive Plan. A grantee who is awarded stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Dividend Equivalent Rights. Participants who receive dividend equivalent rights will be required to recognize ordinary income in an amount distributed to the grantee pursuant to the award. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the 2002 Stock Award and Incentive Plan. Upon exercising a stock appreciation right, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the Common Stock on the date of exercise. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Performance and Annual Incentive Awards. The award of a performance or annual incentive award will have no federal income tax consequences for us or for the grantee. The payment of the award is taxable to a grantee as ordinary income. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

The Board of Directors recommends that you vote "FOR" the approval of the 2002 Stock Award and Incentive Plan.

ITEM 3. PROPOSAL TO APPROVE OUR 2002 EMPLOYEE STOCK PURCHASE PLAN.

The Board of Directors approved the Company's 2002 Employee Stock Purchase Plan on February 20, 2002, subject to approval of our shareholders at this meeting. We are asking our shareholders to approve the 2002 Employee Stock Purchase Plan as we believe the plan will be a valuable tool in motivating our employees. We believe that the ESPP will increase our employees' interest in our growth and success and encourage employees to remain in the employ of the Company or its participating affiliates. The 2002 Employee Stock Purchase Plan would enable eligible employees of the Company or any of its participating affiliates, through payroll deductions, to purchase shares of our Common Stock. There are currently no participants in the 2002 Employee Stock Purchase Plan. Because participation in the 2002 Employee Stock Purchase Plan is subject to the discretion of each eligible employee and the amounts received by participants under the plan are dependent on the fair market value of our Common Stock on future dates, the benefits or amounts that will be received by any participant or groups of participants if the 2002 Employee Stock Purchase Plan is approved are not currently determinable. On the Record Date, there were approximately 14 executive officers and 276 employees of the Company and its subsidiaries who were eligible to participate in the 2002 Employee Stock Purchase Plan.

The affirmative vote of a majority of the shares of Common Stock cast at the Annual Meeting is required to approve the 2002 Employee Stock Purchase Plan. Unless otherwise indicated, properly executed proxies will be voted in favor of Proposal 3 to approve the 2002 Employee Stock Purchase Plan.

DESCRIPTION OF THE PLAN

A description of the 2002 Employee Stock Purchase Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2002 Employee Stock Purchase Plan, a copy of which is attached as *Appendix B* to this proxy statement.

On the Record Date, 300,000 shares of Common Stock are available for purchase by eligible employees of the Company or any of its participating affiliates. The shares of Common Stock issuable under the Employee Stock Purchase Plan may be authorized but unissued shares, treasury shares, or shares purchased on the open market.

The 2002 Employee Stock Purchase Plan permits eligible employees to elect to have a portion of their pay deducted by the Company to purchase shares of our Common Stock. In the event there is any increase or decrease in Common Stock without receipt of consideration by the Company (for instance, by a recapitalization or stock split), there may be a proportionate adjustment to the number and kinds of shares that may be purchased under the 2002 Employee Stock Purchase Plan. The Company will determine the length and duration of the periods during which payroll deductions will be accumulated to purchase shares of Common Stock. This period is known as the offering period. The first offering period is expected to begin June 15, 2002.

Administration. The 2002 Employee Stock Purchase Plan will be administered by the Compensation Committee. The Compensation Committee has the authority to interpret the 2002 Employee Stock Purchase Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the 2002 Employee Stock Purchase Plan. All of the Compensation Committee's determinations will be final and binding.

Eligibility. Any employee of the Company or its participating affiliates may participate in the 2002 Employee Stock Purchase Plan, except the following, who are ineligible to participate: (i) an employee whose customary employment is for less than five months in any calendar year; (ii) an employee whose customary employment is 20 hours or less per week; and (iii) an employee who, after exercising his or her rights to purchase stock under the 2002 Employee Stock Purchase Plan, would own stock (including stock that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of stock of the Company. An employee must be employed on the last day of the offering period in order to acquire stock under the 2002 Employee Stock Purchase Plan unless the employee has died or become disabled, been laid off or is on an approved leave of absence.

Participation Election. An eligible employee may become a participant in the 2002 Employee Stock Purchase Plan by completing an election to participate in the 2002 Employee Stock Purchase Plan on a form provided by the Company and submitting that form to the Company's payroll department. The form will authorize the Company to have deductions made from pay on each payday following enrollment in the 2002 Employee Stock Purchase Plan. The deductions or contributions will be credited to the employee's account under the 2002 Employee Stock Purchase Plan. An employee may not during any offering period increase his or her percentage of payroll deduction or contribution for that offering period, nor may an employee withdraw any contributed funds other than by terminating participation in the 2002 Employee Stock Purchase Plan (as described below). A participating employee may increase or decrease his or her payroll deduction or periodic cash payments, to take effect on the first day of the next offering period, by delivering to the Company a new form regarding election to participate in the 2002 Employee Stock Purchase Plan. A participating employee may terminate payroll deductions or contributions at any time.

Purchase Price. Rights to purchase shares of our Common Stock will be deemed granted to participating employees as of the first trading day of each offering period. The purchase price for each share (the "Purchase Price") will be set by the Compensation Committee. The Purchase Price for an offering period may not be less than 85% of the fair market value of our Common Stock on the first trading day of the offering period or the day on which the shares are purchased (the "Purchase Date"), whichever is lower.

Purchase Limit. No employee may purchase Common Stock in any calendar year under the 2002 Employee Stock Purchase Plan and all other "employee stock purchase plans" of the Company and any parent or subsidiary having an aggregate fair market value in excess of $25,000, determined as of the first trading date of the offering period.

Purchase of Common Stock. On the Purchase Date, a participating employee will be credited with the number of whole shares of Common Stock purchased under the Employee Stock Purchase Plan for such period. Common Stock purchased under the 2002 Employee Stock Purchase Plan will be held in the custody of an agent designated by the Company. The agent may hold the Common Stock purchased under the 2002 Employee Stock Purchase Plan in stock certificates in nominee names and may commingle shares held in its custody in a single account or stock certificate, without identification as to individual employees. An employee may, at any time two years following his or her purchase of shares under the 2002 Employee Stock Purchase Plan, by written notice instruct the agent to have all or part of such shares reissued in the employee's own name and have the stock certificate delivered to the employee. The Company may also elect to impose a holding period requirement of up to two years from the Purchase Date for shares of Common Stock purchased by participating employees under the 2002 Employee Stock Purchase Plan.

If in any purchase or offering period the number of unsold shares that may be made available for purchase under the 2002 Employee Stock Purchase Plan is insufficient to permit eligible employees to exercise their rights to purchase shares, a participation adjustment will be made, and the number of shares purchasable by all participating employees will be reduced proportionately.

Termination of Participation. A participating employee will be refunded all monies in his or her account, and his or her participation in the 2002 Employee Stock Purchase Plan will be terminated, if: (i) the employee ceases to be eligible to participate in the 2002 Employee Stock Purchase Plan, or (ii) the employee voluntarily leaves the employ of the Company or a participating affiliate prior to the Purchase Date. A participating employee's participation in the 2002 Employee Stock Purchase Plan will also terminate in the event that the Board of Directors elects to terminate the plan; provided, that, termination of the plan will not impair the vested rights of the participant.

If a participating employee elects to terminate participation in the 2002 Employee Stock Purchase Plan, terminates participation because of his or her death, or terminates participation because of an involuntary termination of employment without cause, the employee (or his or her representative in the event of death) can choose to either: (i) purchase Common Stock on the Purchase Date with the amounts then accumulated in his or her account or (ii) have all monies in his or her account refunded.

Lay-off, Authorized Leave of Absence or Disability. Payroll deductions may be suspended for a participating employee during any period of absence of the employee from work due to lay-off, authorized leave of absence or disability or, if the employee so elects, periodic payments to the 2002 Employee Stock Purchase Plan by the employee may continue to be made in cash. If the participating employee returns to active service prior to the Purchase Date, the employee's payroll deductions will be resumed. If the employee did not make periodic cash payments during the employee's period of absence, the employee may elect to: (i) make up any deficiency in the employee's account resulting from a suspension of payroll deductions by an immediate cash payment; (ii) not to make up the deficiency in his or her account, in which event the number of shares to be purchased by the employee will be reduced to the number of whole shares which may be purchased with the amount, if any, credited to the employee's account on the Purchase Date; or (iii) withdraw the amount in the employee's account and terminate the employee's option to purchase. If a participating employee's period of lay-off, authorized leave of absence or disability terminates on or before the Purchase Date, and the employee has not resumed active employment with the Company or a participating affiliate, the employee will receive a distribution of his or her account.

Transferability of Shares. No participating employee may assign his or her rights to purchase shares of Common Stock under the 2002 Employee Stock Purchase Plan, whether voluntarily, by operation of law or otherwise. Any payment of cash or issuance of shares of Common Stock under the 2002 Employee Stock Purchase Plan may be made only to the participating employee (or, in the event of the employee's death, to the employee's estate). Once a stock certificate has been issued to the employee or for his or her account, such certificate may be assigned the same as any other stock certificate.

Amendment of Plan. The Board of Directors may, at any time, amend the 2002 Employee Stock Purchase Plan in any respect; provided, however, that without approval of the shareholders of the Company, no amendment shall be made (i) increasing the number of shares that may be made available for purchase under the 2002 Employee Stock Purchase Plan, or (ii) changing the eligibility requirements for participating in the 2002 Employee Stock Purchase Plan. No amendment may be made to the 2002 Employee Stock Purchase Plan that impairs the vested rights of participating employees.

Termination of Plan. The Board of Directors may terminate the 2002 Employee Stock Purchase Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participants that have vested at the time of termination. In any event, the 2002 Employee Stock Purchase Plan shall, without further action of the Board of Directors, terminate at the earlier of (i) 10 years after adoption of the 2002 Employee Stock Purchase Plan by the Board of Directors and (ii) such time as all shares of Common Stock that may be made available for purchase under the 2002 Employee Stock Purchase Plan have been issued.

Reorganizations. Upon a reorganization in which the Company is not the surviving corporation or a sale of assets or stock, the 2002 Employee Stock Purchase Plan and all rights outstanding shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation or assumption of the 2002 Employee Stock Purchase Plan, or for the substitution of the rights under the 2002 Employee Stock Purchase Plan with rights covering the stock of the successor corporation.

No Employment Rights. Neither the 2002 Employee Stock Purchase Plan nor any right to purchase Common Stock under the 2002 Employee Stock Purchase Plan confers upon any employee any right to continued employment with the Company or a participating affiliate.

FEDERAL INCOME TAX CONSEQUENCES

The 2002 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Amounts withheld from pay under the 2002 Employee Stock Purchase Plan are taxable income to participating employees in the year in which the amounts otherwise would have been received, but the participating employees will not be required to recognize additional income for federal income tax purposes either at the time the employee is deemed to have been granted a right to purchase Common Stock (on the first day of an offering period) or when the right to purchase Common Stock is exercised (on the last day of the offering period).

If the participating employee holds the Common Stock purchased under the 2002 Employee Stock Purchase Plan for at least two years after the first day of the offering period in which the Common Stock was acquired (the "Grant Date") and for at least one year after the Common Stock is purchased, when the participating employee disposes of the Common Stock, he or she will recognize as ordinary income an amount equal to the lesser of:

(i) the excess of the fair market value of the Common Stock on the date of disposition over the price paid for the Common Stock; or

(ii) the fair market value of the Common Stock on the Grant Date multiplied by the discount percentage for stock purchases under the 2002 Employee Stock Purchase Plan. The discount percentage is generally 15%, although the Company may use a lesser discount percentage, including a zero discount percentage.

If the participating employee disposes of the Common Stock within two years after the Grant Date or within one year after the Common Stock is purchased, he or she will recognize ordinary income equal to the fair market value of the Common Stock on the last day of the offering period in which the Common Stock was acquired less the amount paid for the Common Stock. The ordinary income recognition pertains to any disposition of Common Stock acquired under the 2002 Employee Stock Purchase Plan (such as by sale, exchange or gift).

Upon disposition of the Common Stock acquired under the 2002 Employee Stock Purchase Plan, any gain realized in excess of the amount reported as ordinary income will be reportable by the participating employee as a capital gain, and any loss will be reportable as a capital loss. Amounts required to be reported as ordinary income on the disposition of the Common Stock may be added to the purchase price in determining any remaining capital gain or loss. Capital gain or loss will be long-term if the employee has satisfied the two-year holding period requirement described above or, in any event, if the employee has held the Common Stock for at least one year. Otherwise, the capital gain or loss will be short-term.

If the participating employee satisfies the two-year holding period for Common Stock purchased under the 2002 Employee Stock Purchase Plan, the Company will not receive any deduction for federal income tax purposes with respect to that Common Stock or the right under which it was purchased. If the employee does not satisfy the two-year holding period, the Company will be entitled to a deduction in any amount equal to the amount that is considered ordinary income. Otherwise, the 2002 Employee Stock Purchase Plan has no tax effect on the Company.

The foregoing tax discussion is a general description of certain expected federal income tax results under current law. No attempt has been made to address any state and local, foreign or estate and gift tax consequences that may arise in connection with participation in the 2002 Employee Stock Purchase Plan.

The Board of Directors recommends that you vote "FOR" the approval of the 2002 Employee Stock Purchase Plan.

ITEM 4. RATIFICATION OF OUR SELECTION OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR 2002.

KPMG LLP, certified public accountants, has been our independent auditor since our inception in 1993. A member of the firm will be at the annual meeting and will be available to answer appropriate questions, or make a statement if he desires to do so.

KPMG audited our 2001 consolidated financial statements. As part of their audit function, they also reviewed our 2001 annual report to stockholders and various filings with the Securities and Exchange Commission.

Additionally, information about KPMG and the services they provide is included on page 33, under the caption "Independent Public Accountants."

If you do not ratify the appointment of KPMG as independent auditors for 2002, we will consider this adverse vote as a direction to our Board of Directors to consider the selection of other auditors for 2003. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, we contemplate that their appointment for 2002 will be permitted to stand unless our Board finds other good reason for making a change.

The Board of Directors recommends that you vote "FOR" the ratification of KPMG as our independent auditors for 2002.

ITEM 5. OTHER MATTERS.

The board of directors is not aware of any other matters to be presented for action at the annual meeting. However, if any other matters come before the meeting, your proxy holders intend to vote or act in accordance with their best judgment.

The Board of Directors Recommends a Vote "For" Items 1, 2, 3 and 4.

BOARD OF DIRECTORS

Nominees for the Board of Directors

Below we set out brief biographical descriptions for each of our eight nominees for directors:

Craig R. Smith, M.D. ...... Age 56

Chairman of the Board of Directors and Chief Executive Officer, member of the Nominating Committee, member of the Science Committee and sole member of the New Hire Option Committee.

Dr. Smith joined Guilford as a director at Guilford's inception in July 1993. Dr. Smith was elected president and chief executive officer in August 1993 and was elected chairman of the board in January 1994. Dr. Smith stepped down as President of Guilford in February 2002, when he appointed David Wright to that position in connection with an organizational restructuring of the Company. Prior to joining Guilford, Dr. Smith was senior vice president for business and market development at Centocor, Inc. (a biotechnology company). Dr. Smith joined Centocor in 1988 as vice president of clinical research after serving on the faculty of the Department of Medicine at Johns Hopkins Medical School for 13 years. Dr. Smith received his M.D. from the State University of New York at Buffalo in 1972 and received training in Internal Medicine at Johns Hopkins Hospital from 1972 to 1975. Dr. Smith is a member of the board of directors of CellGate, Inc., a privately held biopharmaceutical company of which Richard L. Casey, a former director of the Company, is the chief executive officer and chairman of the board of directors. Dr. Smith also serves on the board of directors of Molecular Neuroimaging Inc.

George L. Bunting, Jr. ...... Age 61

Director, Chairman of the Compensation Committee and member of the Audit Committee.

Mr. Bunting has been a Guilford director since May 1996. Mr. Bunting is president and chief executive officer of Bunting Management Group, a position he has held since July 1991. He formerly served as chairman of the board and chief executive officer of the Noxell Corporation (a Procter & Gamble Company as of November 1989). Mr. Bunting joined Noxell Corporation in 1966 as a product manager. In 1968, he was elected to the board of directors of Noxell. In March 1970, he was elected to the position of executive vice president and served as president and chief executive officer from November 1973 until April 1986, when he became chairman and chief executive officer. Mr. Bunting is a director of Mercantile Bankshares Corporation, Baltimore Equitable Insurance Company and Mercantile Safe Deposit and Trust Company. He served as chairman of the Board of

Trustees of Johns Hopkins University, Johns Hopkins Health System, and Johns Hopkins Hospital from 1994 until 1998 and for Johns Hopkins Medicine from 1996 until 1998. Mr. Bunting continues to serve as a trustee for these institutions.

Elizabeth M. Greetham...... Age 52

Director and member of the Compensation Committee.

Ms. Greetham has been a Guilford director since November 1995. From 1992 to 1999, Ms. Greetham was portfolio manager of WPG Life Sciences Fund, L.P. and WPG Institutional Life Sciences Fund, L.P., and since 1990 she has been involved in health care investments for institutional, growth and individual high net worth accounts at Weiss, Peck & Greer, L.L.C. From June 1999 until August 2000, Ms. Greetham was chief financial officer of Drug Abuse Sciences, Inc. In August 2000, Ms. Greetham was named chief executive officer of Drug Abuse Sciences. She is a member of the board of directors of Drug Abuse Sciences, Inc.

Joseph ("Skip") Klein, III... Age 41

Director and member of the Audit Committee and the Science Committee.

Mr. Klein has been a Guilford director since August 1998. Mr. Klein is currently a Venture Partner of MPM Capital and a Managing Director of Gauss Capital Advisors, LLC. Previously, from June 1999 through September 2000, Mr. Klein had been Vice President of Strategy for Medical Manager Corporation and an investment analyst with The Kaufmann Fund (an emerging growth mutual fund). From April 1998, through June 1998, Mr. Klein was a managing director of Millenium HEW, LLC. Mr. Klein was employed at T. Rowe Price Associates (an investment management firm) from December 1988 until March 1998, for a time as a portfolio manager and chairman of the investment advisory committee of T. Rowe Price Associates and also as a vice president and health care investment analyst. He holds an M.B.A. from the Stanford Graduate School of Business and a B.A. in economics from Yale University. Mr. Klein is a director of NPS Pharmaceuticals, Inc.

Ronald M. Nordmann....... Age 60

Director, Chairman of the Audit Committee and Chairman of the Nominating Committee.

Mr. Nordmann became a Guilford director in May 2000. Mr. Nordmann is currently president of Global Health Associates, LLC (a consulting firm to life sciences companies). From 1994 until January 2000, Mr. Nordmann was a partner at Deerfield Management, a health care investment management firm where he served as a portfolio manager of a $1.2 billion health care sector fund. Prior to joining Deerfield Management, Mr. Nordmann was the Managing Director and Senior Health Care Analyst at PaineWebber Incorporated (a broker dealer) for approximately nine years. Mr. Nordmann has over 25 years experience in investment management specializing in the pharmaceutical industry. He received his B.A. in Business and Industrial Management from The Johns Hopkins University in 1963 and his MBA in Finance and Marketing from Fairleigh Dickinson University in 1966. Mr. Nordmann serves on the board of directors of Shire Pharmaceuticals Group plc, and Boron, LePore & Associates, Inc. and Pharmaceutical Resources, Inc.

Solomon H. Snyder, M.D. ... Age 63

Director, Chairman of the Science Committee, member of the Nominating Committee and consultant to Guilford.

Dr. Snyder has been a Guilford director since Guilford's inception in July 1993 and a consultant of ours since August 1993. Dr. Snyder received his M.D. in 1962 from Georgetown Medical School, trained as a research associate with Julius Axelrod at the National Institute of Mental Health and completed his Psychiatry Residency at Johns Hopkins Hospital. He is presently director of the Department of Neuroscience at Johns Hopkins Medical School and Distinguished Service Professor of Neuroscience, Pharmacology and Molecular Sciences, and Psychiatry. Dr. Snyder has received a number of awards including the Albert Lasker Award in Basic Biomedical Research, the Wolf Prize and the Bower Award. He is a member of the U.S. National Academy of Sciences, the Institute of Medicine and the American Academy of Arts and Sciences. Dr. Snyder is a director of Scios.

W. Leigh Thompson, M.D. .. Age 63

Director and member of the Compensation Committee and Science Committee.

Dr. Thompson has been a Guilford director since April 1995. Dr. Thompson joined Eli Lilly in 1982 and was appointed executive vice president for research in 1991 and chief scientific officer in 1993. Dr. Thompson retired from Eli Lilly in December 1994 and is president and chief executive officer of Profound Quality Resources, Ltd. (an independent consulting firm advising clients in the pharmaceutical industry). Dr. Thompson is a director of DepoMed, Inc., Inspire Pharmaceuticals, Inc., La Jolla Pharmaceutical Co., Medarex, Inc., Orphan Medical, Inc., Tanabe Research Laboratories Inc. and Bioanalytical Systems, Inc. and Conjuchem, Inc.

David P. Wright Age 54	Nominee for Director, President and Chief Business Officer

Mr. Wright joined the Company in November 2000, as Executive Vice President, Commercial Operations. In February 2002, he was appointed President and Chief Business Officer of Guilford in connection with an organizational restructuring of the Company. From 1990 through 1999, Mr. Wright was employed by MedImmune, Inc., most recently as Executive Vice President Sales and Marketing. Prior to joining MedImmune, Mr. Wright was Vice President, Gastrointestinal Business Group, for Smith, Kline and French Laboratories, and held various marketing and sales posts with G.D. Searle, Glaxo, Hoffmann-LaRoche and Pfizer. Mr. Wright received a Master of Arts in Speech Pathology and Audiology from the University of South Florida in 1969.

The board recommends a vote "FOR" each of the nominees for director listed above.

Board Committees

Our board has five standing committees: a compensation committee, an audit committee, a science committee, a nominating committee and a new hire option committee.

Compensation Committee. The Compensation Committee has three members and serves the functions set forth in the following table.

Name of Compensation Committee Members	Compensation Committee Functions	No. of Meetings in 2001
George L. Bunting, Jr. (Chair) Elizabeth M. Greetham W. Leigh Thompson, M.D., Ph.D.	• establishes compensation of the chief executive officer • reviews and approves compensation of other executive officers • prepares annual report to stockholders on executive compensation practices • administers employee stock option and restricted share plans and such other plans as we may adopt from time to time • approves and establishes policies with regard to company salary, incentive, equity and other compensation programs	1

Audit Committee. The audit committee has three members and serves the functions set forth in the following table. The board has adopted a written charter for the audit committee. This charter was included as an appendix to our proxy statement for our 2001 annual meeting of stockholders. All of the members of the audit committee are independent (as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards). A report of the audit committee is included in this proxy statement.

Name of Audit Committee Members	Audit Committee Functions	No. of Meetings in 2001
Ronald M. Nordmann (Chair) George L. Bunting, Jr. Joseph Klein, III	• recommends action to the board on the appointment or discharge of the independent auditing firm • reviews the proposed scope of the annual audit and estimated fees • reviews any major new accounting policies or changes to existing ones • reviews with the independent auditors their annual audit report and our quarterly and annual financial statements • consults with auditors and our internal accounting staff on their appraisals of the strengths and limitations of our accounting personnel, internal accounting controls and systems, and other factors pertinent to the integrity of our published financial reports • reviews the annual letter from the independent auditors on internal accounting controls • prepares annual report of the Audit Committee to stockholders • reviews other services and fees of independent auditors	4

Science Committee. The Science Committee has four members and serves the functions set forth in the following table.

Name of Science Committee Members	Science Committee Functions	No. of Meetings in 2001
Solomon H. Snyder, M.D. (Chair) Craig R. Smith, M.D. W. Leigh Thompson, M.D., Ph.D. Joseph Klein, III	• engages consultants to advise the committee in its review of the Company's research and development programs • conducts peer review of the Company's research and development projects • advises the president and chief executive officer of the Company regarding future research and development efforts	2

Nominating Committee. Our Nominating Committee was formed by the Board of Directors in February 2002 and is comprised of Mr. Nordmann, who serves as chairman, Drs. Snyder and Smith. The Nominating Committee reviews and recommends to the Board of Directors candidates to fill Board vacancies. The Nominating Committee will consider nominations of people for election as directors that are submitted by stockholders in writing, in accordance with the requirements set forth in our bylaws.

New Hire Option Committee. The function of the New Hire Option Committee is to authorize grants of options to purchase our common stock to newly hired employees and employees receiving certain promotions, so that the exercise price for these employee options per share is equal to the closing price per share of our common stock on the day before the employee begins employment with us. The New Hire Option Committee is not authorized to grant options to purchase in excess of 50,000 shares of our common stock to any one newly-hired employee without the concurrence of the Chairman of the Compensation Committee, nor is it authorized to grant options to existing employees except in the limited case of options granted to certain employees in connection with their promotion from non-exempt to exempt status. The New Hire Option Committee does not have meetings, but instead acts by written consent. In 2001, the New Hire Option Committee acted 11 times by written consent. The New Hire Option Committee has one member, Dr. Smith.

Attendance at Board and Committee Meetings

During 2001, our board held six meetings. All of our directors attended at least 75% of these meetings as well as meetings of the committees on which they serve.

Directors' Compensation

We do not pay directors who are also employees of Guilford (currently, Dr. Smith is the only employee of Guilford who is also a director and, if elected, Mr. Wright will also be an employee-director of Guilford) for serving on the board or any committee. We paid all non-employee directors an annual retainer of $12,500 and $1,500 for each board meeting attended in 2001. The board also established compensation for members of the Audit Committee and Compensation Committee at $500 for each meeting attended. Members of the Science Committee receive $5,000 for each meeting attended. In addition, Dr. Snyder has a consulting agreement with Guilford (see the Section entitled *"Certain Relationships and Related Party Transactions"* beginning on page 32), and, except as described below, does not receive any compensation for his service on the board or any committee.

We reimburse each director, whether an employee or not, for expenses of attending board and committee meetings.

In 1994, we adopted the Directors' Stock Option Plan (the "1994 Plan") to attract individuals to serve as outside directors. Under the 1994 Plan, each eligible director receives an option to purchase 30,000 shares of our common stock at the time he or she initially begins serving on the board. Thereafter, each eligible director receives additional options to purchase 7,500 shares of our common stock, immediately following each of the next four annual elections of directors so long as he or she has served on the board for at least one full year and continues to serve as a director on the grant date. Directors may exercise these options for up to one-half of the shares covered on the first anniversary of the date of the grant. The remaining 50% vest on the second anniversary date. Once vested, directors may exercise these options for up to 10 years from the initial option grant date. Dr. Snyder did not participate in the 1994 Plan.

After reaching the applicable limits under the 1994 Plan, each non-employee director (including Dr. Snyder) will, so long as he or she remains a director of the Company, receive annual grants of stock options to purchase 7,500 shares of our common stock under the terms of our 1998 Employee Share Option and Restricted Share Plan (the "1998 Plan") immediately following re-election to the board at the annual meeting of stockholders of Guilford. These grants will be made under the 2002 Stock Award and Incentive Plan, if it is approved by the shareholders. Directors may exercise these options for up to one-half of the shares covered on the first anniversary of the date of the grant. The remaining 50% vest on the second anniversary date. Once vested, directors may exercise these options for up to 10 years from the initial option grant date.

Dr. Smith, as an employee-director, does not receive stock option grants for serving as a director of Guilford, although he is eligible to receive stock options as an employee of Guilford.

Options we issue under the 1994 Plan and 1998 Plan are considered "non-qualified" stock options for tax purposes, meaning that directors may be subject to certain federal and state taxes at the time they exercise these options. The exercise price of options we grant under the 1994 Plan and 1998 Plan is equal to the closing price of our stock (as reported on the Nasdaq Stock Market) on the day immediately prior to the date we grant the options.

A director may also transfer these options to his or her spouse, children or grandchildren (and certain trusts for the benefit of these family members or partnerships in which such family members are the only partners) so long as he or she receives no payment for that transfer. In addition, these immediate family members (or their trusts or partnerships) may transfer options among themselves so long as no amounts are paid for these transfers. A director may also transfer these options following his or her death by will or the laws of descent and distribution.

Section 16(a) Beneficial Ownership Reporting Compliance

For 2001, we believe that our officers and directors filed all the reports required by Section 16 of the Securities Exchange Act of 1934 on a timely basis, except that Dr. Nancy J. Linck, our Senior Vice President, General Counsel and Secretary reported the acquisition of 1,000 shares of our Common Stock during August 2001, on her Form 4 filed on October 10, 2001.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table shows the beneficial ownership of our common stock as of **March 22, 2002** of each nominee for director, the five executive officers shown in the *Summary Compensation Table* on page 28, and all of our directors and executive officers as a group. The table also lists those stockholders that beneficially hold 5% or more of our common stock as of March 22, 2002.

Name	Number of Shares Owned (1)	Percent of Outstanding Shares
T. Rowe Price Associates, Inc. (2)	2,126,900	7.15%
Wellington Management Co. LLP (3)	1,974,700	6.68%
Craig R. Smith, M.D.	699,958	2.35%
David P. Wright	61,133	*
John P. Brennan	255,281	*
Andrew R. Jordan	291,885	*
Thomas C. Seoh	180,824	*
George L. Bunting, Jr. (4)	722,150	2.43%
Elizabeth M. Greetham	63,750	*
Joseph Klein III	53,150	*
Solomon H. Snyder, M.D.	570,943	1.92%
W. Leigh Thompson, M.D., Ph.D.	94,936	*
Ronald M. Nordmann	71,250	*
All officers and directors as a group	3,460,094	11.64%

* Represents less than 1% of the shares outstanding.

(1) Includes shares for which the named person:
- has sole voting and investment power,
- has shared voting and investment power with a spouse or minor child, and/or
- holds in a 401(k) Retirement Savings Plan account or other qualified retirement account, unless otherwise stated in these footnotes.
- has the right to acquire within 60 days of April 1, 2002, upon the exercise of stock options.

(2) The address of this stockholder is 100 E. Pratt Street, Baltimore, Maryland 21202. The information concerning this stockholder is based solely on a Schedule 13G, dated February 14, 2002, filed with the SEC.

These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3) The address of this stockholder is 75 State Street, Boston, Massachusetts 02109. The information concerning this stockholder is based solely on a Schedule 13G, dated February 12, 2002, filed with the SEC.

(4) Includes 650,000 shares held by The Abell Foundation, Inc., for which Mr. Bunting disclaims a beneficial interest. Mr. Bunting serves as a trustee and a member of the finance committee of The Abell Foundation. Does not include 3,500 shares held by a limited liability company for which Mr. Bunting disclaims beneficial interest except as to his 1% pecuniary interest in the limited liability company.

EXECUTIVE COMPENSATION

The following table summarizes the compensation of our Chief Executive Officer and our four most highly compensated executive officers as of December 31, 2001:

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation ($)(1)
Craig R. Smith, M.D.	2001	$483,333	$210,000	150,500	$95,504
Chairman and Chief	2000	395,000	250,000	125,000	94,374
Executive Officer	1999	366,667	200,000	100,000	92,984
David P. Wright	2001	320,000	90,000	80,500	4,134
President and Chief	2000	71,231	—	175,000	—
Business Officer (2)					
John P. Brennan	2001	257,816	63,000	40,500	41,834
Senior Vice President,	2000	240,542	120,000	50,000	39,444
Technical Operations	1999	226,476	57,500	40,000	40,036
Andrew R. Jordan	2001	254,371	64,000	50,500	26,358
Senior Vice President,	2000	238,625	96,000	40,000	30,760
Chief Financial Officer and Treasurer	1999	226,444	46,000	30,000	29,086
Thomas C. Seoh	2001	254,000	74,000	50,500	15,934
Senior Vice President,	2000	237,916	96,000	40,000	17,672
Corporate and Commercial Development and Strategic Planning	1999	217,792	60,000	50,000	18,158

(1) Represents the value of shares as of December 31st of the year issued (i.e., 1999, 2000 and 2001) to the 401(k) Plan account of each executive listed above as part of Guilford's program of matching employee contributions to 401(k) Plan accounts. For 2001, the value of these shares is based on a closing price of $12.00 per share on December 31, 2001. The value of the company match in 2001 was as follows: Dr. Smith — $3,934; Mr. Wright — $4,134; Mr. Brennan — $3,236; Mr. Jordan — $3,814; and Mr. Seoh — $3,934. These contributions vest in each executive's 401(k) Plan account over a four-year period based on each executive's term of service with Guilford. In addition, the amounts for 1999, 2000 and 2001 include the dollar value of insurance premiums paid by Guilford with respect to split-dollar life insurance policies. At such time as these policies terminate, Guilford will be reimbursed for up to the entire amount of the premiums previously paid, depending on the cash surrender value of the policy at the time of policy termination.

(2) Mr. Wright began employment with Guilford in November 2000. Mr. Wright's salary on an annualized basis for 2000 was $320,000. Included in his salary for 2000, is a $30,000 signing bonus paid to Mr. Wright upon commencement of his employment with the Company.

Option Grants

The following table sets forth certain information concerning the grant of stock options to our executives in 2001:

Option Grants In Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
Name and Position	Number of Securities Underlying Options Granted(#) (1)	Percentage of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($)(2)	Expiration Date	5%($)	10%($)
Craig R. Smith, M.D.	150,500	6.6%	8.81	2/20/12	$833,860	$2,113,165
David P. Wright	80,500	3.5	8.81	2/20/12	$446,018	$1,130,298
John P. Brennan	40,500	1.8	8.81	2/20/12	$224,394	$ 568,659
Andrew R. Jordan	50,500	2.2	8.81	2/20/12	$279,800	$ 709,069
Thomas C. Seoh	50,500	2.2	8.81	2/20/12	$279,800	$ 709,069

(1) Consists of options granted to certain executives in February 2002 relating to performance in 2001. These options vest 25% on the first anniversary of the grant date of the option and thereafter the remaining options vest in 36 equal monthly installments.

(2) The exercise prices are equal to the fair market value of the common stock on the date of grant.

(3) Amounts represent hypothetical gains that could be achieved for the respective options at the end of the ten-year option term. The assumed 5% and 10% rates of stock appreciation are mandated by the rules of the Securities and Exchange Commission and may not accurately reflect the appreciation of the price of our common stock from the date of grant until the end of the option term. These assumptions are not intended to forecast future price appreciation of our common stock.

Option Exercises and Holdings

Employees and other individuals exercised options to acquire an aggregate of 146,723 shares in 2001. The following table sets forth information with respect to certain of our executives concerning the exercise of options during 2001 and unexercised options held as of the end of that year:

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options Held at Fiscal Year-End (#) (1)		Value of Unexercised In-The-Money Options at Fiscal Year End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Craig R. Smith, M.D.	22,919	$298,502	287,461	347,586	—	$480,035
David P. Wright...........	—	—	50,000	205,500	—	256,755
John P. Brennan	—	—	151,215	119,252	$28,974	129,155
Andrew R. Jordan	30,000	388,899	154,580	117,170	—	161,055
Thomas C. Seoh	—	—	131,456	126,544	—	161,055

(1) Includes options granted in February 2002 relating to performance in 2001.

(2) Total value of unexercised in-the-money options is based on the closing price of the common stock of $12.00 per share on December 31, 2001 minus the exercise price of the options.

Employment Agreements

Each of the executives listed in the above tables entered into an employment agreement with Guilford upon starting his employment. These employment agreements contain severance provisions that entitle the executive to continuation of his then-current base salary for up to 12 months if we terminate his employment other than for cause. In the case of Dr. Smith, our chief executive officer, the severance payments continue for up to 36 months. If the executive secures full-time employment during this 12- or 36-month period, we are no longer obligated to continue to make these severance payments. During the severance period, we also continue to provide health, life and disability insurance coverage to the executive.

In 1998, we entered into additional severance agreements with our executives that apply if we are subject to a "change in control" and the executive's employment is terminated other than for cause or the executive voluntarily resigns for "good reason". Under these agreements, the executive is entitled to a lump-sum payment equal to two times the executive's then-current annual base salary. In the case of Dr. Smith, our chief executive officer, the severance amount is three times his then-current base salary. We have also agreed to pay for certain "golden parachute" excise taxes the executive may be liable for under section 4999 of the Internal Revenue Code of 1986, as amended. In addition, we are obligated to continue to provide health, life and disability insurance coverage to the executive for two years or until the executive secures full-time employment elsewhere, whichever happens first.

For purposes of these agreements, a "change in control" is deemed to have occurred if:

- a third party or group of third parties becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 50% or more of our outstanding voting stock;
- a third party or group of third parties acquires 30% or more of our voting stock but less than 50%, unless prior to the acquisition of these shares, the full board by at least a two-thirds (2/3) vote specifically approves the acquisition and determines that the acquisition shall not trigger the severance payments; or
- during any two-year period those individuals who at the beginning of this period make up the board ("Original Directors") along with any new directors elected or appointed during this period whose election or appointment resulted from a vacancy on the board because of the retirement, death, or disability of a director and whose election or appointment was approved by a vote of at least two-thirds (2/3) of the Original Directors then still on the board, cease for any reason to make up a majority of the Board.

Under these agreements, an executive has "good reason" to resign if:

- there is any proposed reduction in the executive's base salary;
- there is any reduction in the executive's responsibilities or areas of supervision; or
- the executive's office is relocated outside the metropolitan area in which his or her office was located immediately prior to the change in control.

401(k) Retirement Savings Plan

We adopted a 401(k) Plan effective January 1, 1994. We intend that this plan satisfy the tax qualification requirements of sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended. All employees, including the executives listed in the above tables, who are at least 21 years old are eligible to participate in the plan as of the first day of the calendar quarter following completion of three months of service. The 401(k) Plan permits participants to contribute up to a fixed dollar amount of their compensation, excluding fringe benefits, subject to certain limits set by section 402(g)(1) of the Internal Revenue Code, as amended. This limit was $10,500 in 2001. All amounts a participant defers under the 401(k) Plan vest immediately in the participant's account. Any contributions we make to participant accounts vest over a four-year period based on the participant's term of service with our Company. Starting January 1, 1997, we began making "matching contributions" in newly issued shares of our stock equal in value to fifty percent (50%) of the first six percent (6%) of an employee's salary contributed to the employee's 401(k) Plan account.

Employee Share Option and Restricted Share Plans

We have adopted share option and restricted share plans for the benefit of our employees and certain other individuals who provide value to our Company. All of our full-time employees, including our executive officers, and certain other individuals, such as consultants, whose participation the board of directors determines is in our best interests as a corporation, are eligible to receive options or restricted shares of our stock under our employee share option and restricted share plans. All unvested options and restricted shares held by our employees vest in full upon a "change in control" as described in the Section entitled *"Employment Agreements"* beginning on page 30.

Key Person Life Insurance

We own and are the beneficiaries of term life insurance policies each in the amount of $1,000,000 covering Dr. Smith and Messrs. Jordan and Brennan.

Compensation Committee Interlocks and Insider Participation

Currently, Mr. Bunting, Ms. Greetham and Dr. Thompson serve on the compensation committee of our board of directors. These individuals served on the compensation committee during all of 2001 as well. None of these individuals is currently, or was during 2001, one of our officers or employees. In addition, none of theses individuals serves as a member of the board of directors or on the compensation committee of any company that has an executive officer serving on our board of directors or its compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a three-year consulting agreement with Dr. Snyder that expires in August 2003. Under this agreement, Dr. Snyder provides certain consulting services to us. These services include, among others, assisting us to recruit scientific staff, advising us as to the purchase of laboratory equipment and acquisition of new technologies, and participating in business meetings as our Chief Executive Officer may reasonably request from time to time. For each of the one-year periods ending on December 31, 1999, 2000 and 2001, we paid Dr. Snyder $172,500, $213,333, and $223,333 respectively. We paid these amounts in equal monthly installments. As mentioned in the section entitled *"Directors' Compensation,"* Dr. Snyder also received options to purchase our common stock as a result of his service as a director.

In January 2002, the Company entered into a severance agreement with Dr. Peter Suzdak, the Company's former Senior Vice President of Research & Development, pursuant to which Dr. Suzdak has been paid an amount equal to his annual base salary at the time that he resigned from the Company.

In connection with the sale of 34,129 shares of the our Common Stock in February 1994, to John P. Brennan, our Senior Vice President of Technical Operations, Mr. Brennan delivered to us a full-recourse note bearing interest of 5.34% annually in the amount of $60,000. That note, as amended, was due and payable during February 2002, at which time we extended the payment date of the note to February 2004. At the time that the payment date was extended, principal and interest on the note equaled approximately $85,000.

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP has been our independent auditor since our inception in 1993, and the Audit Committee has selected KPMG to continue to serve as our independent auditor in 2002.

Audit Fees

KPMG billed us $73,000 for professional services provided in connection with the audit of our annual financial statements for the year 2001 and the review procedures of the financial statements included in our Forms 10-Q for the year 2001.

Financial Information Systems Design and Implementation Fees

KPMG did not perform any financial information systems design or implementation services for us during the year 2001.

All Other Fees

KPMG billed us $250,000 for all other professional services rendered for the year 2001. This amount consists of $107,000 for audit related fees (e.g., issuances of letters to placement agents, review of registration statements and issuance of consents), and $143,000 for tax compliance and tax advisory services.

The audit committee of the board of directors has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the board is currently comprised of Mr. Bunting, Ms. Greetham and Dr. Thompson, all of who are outside directors. The Committee is responsible for overseeing Guilford's compensation programs for all employees, including executive officers. For executive officers, the Committee evaluates performance and determine compensation policies and review specific levels of compensation.

Compensation Philosophy

The goals of our compensation program are to:

- align employee compensation with Guilford's business objectives and performance, and
- enable Guilford to attract and retain executive officers and other employees who contribute to Guilford's long-term success and to motivate them to enhance long-term stockholder value.

To achieve these goals, the committee:

- compares Guilford's salary practices with those of other biopharmaceutical companies with which Guilford competes for talent to ensure that employee salaries are competitive and adjust employee salaries from time to time as market conditions warrant;
- establishes annual incentive opportunities to motivate Guilford employees to achieve specific short-term operating goals; and
- grants significant equity-based incentives to executives and other employees to ensure that they are motivated over the long-term to respond to Guilford's business challenges and opportunities, as owners and not simply as employees.

In general, we seek to set the components of compensation and total compensation (that is, base salary, annual incentives and long-term equity-based incentives) to be competitive with other biopharmaceutical companies that:

- we deem comparable to Guilford in terms of size, stage of development, potential, target peer group and/or other factors, or
- compete in the job market for individuals with skills desired by Guilford.

Base Salary. The committee compares the base salary of each executive officer annually, including those of the executives listed in the *"Summary Compensation Table"* on page , against the base salaries paid for similar positions by companies within a comparison group. The Committee considers a range of salary levels for comparable positions. Within this range, the Committee considers individual factors it deems appropriate, including:

- individual performance,
- level of responsibility,
- prior experience,
- breadth of knowledge,
- competitive pay practices,

- the extent to which Guilford has achieved its annual corporate objectives, and
- Guilford's other significant accomplishments during the period under review.

From year to year, the relative weighting of the individual components and the corporate performance component may differ from executive to executive, and can be expected to change over time as Guilford develops as a business and the industry evolves.

Based on the Committee's review of the foregoing factors, Guilford was authorized to allocate $136,634 for base salary increases for all of Guilford's executives other than its chief executive officer, whose compensation we discuss below. This amount represents a 4.8% increase over 2001 base salary levels. Management was also authorized to allocate $814,437 for base salary increases for all Guilford employees as a group, again excluding its chief executive officer. This amount represents a 4.6% increase over 2001 base salary levels.

Annual Incentive. In addition to base salary, Guilford offers discretionary cash bonuses to employees, including executives, as annual incentives to achieve short-term operating objectives. The actual incentive award earned by any employee depends on the extent to which corporate and individual performance objectives were achieved during the year. Guilford's objectives consist of operating, strategic, and financial goals that are critical to Guilford's fundamental long-term goal of building stockholder value.

After the end of the year, we evaluate the degree to which Guilford has met its goals and, in our sole discretion, we establish a pool of funds available for annual incentive awards. Individual awards are determined based on Guilford's overall performance and by evaluating each participant's performance against personal and corporate objectives. A portion of the award pool is then allocated based on the participant's contributions during the year. Guilford pays awards in cash and distributes these bonuses in the first quarter following the performance year.

For 2001, we determined that Guilford met a number of the corporate goals set for the year, as well as important additional accomplishments, among them:

- Established a complete commercial operations function consisting of 45 professionals, including 22 field sales representatives,
- Achieved GLIADEL® Wafer net sales of $20.4 million,
- Initiated Phase I study of LIDOMER™ Microspheres,
- Completed studies of GPI 1485 in animal models of cognition, hair growth and erectile dysfunction,
- Completed Phase I studies of GPI 5693,
- Completed Phase I studies with AQUAVAN™ Injection, and
- Raised $98.8 million in the capital markets.

Based on this performance, we authorized Guilford management to allocate $673,836 for annual incentive bonuses for all of Guilford's executives other than its chief executive officer. This amount equals 23.9% of the total base salaries of these executives in 2001. We also authorized Guilford management to allocate $2,870,062 for annual incentive bonuses for all Guilford employees as a group, again excluding its chief executive officer. This amount equals 11.3% of the total base salaries of these employees in 2001.

Long-Term Incentives. Guilford implements its long-term incentive program through its stock option and restricted share plans. The program uses vesting periods (generally four years) to encourage executives and other full-time, salaried employees to continue in the employ of Guilford. Through option grants and restricted share awards, executives receive significant equity incentives to build long-term stockholder value. Grants are made at fair market value equal to the closing price of Guilford's common stock on the trading date immediately preceding the grant date. Recipients realize value from these grants only if Guilford's stock appreciates over the term of the option. The Committee looks at the following factors to determine how many options to grant:

- the option grant practices of the companies in a comparison group,
- Guilford's philosophy of significantly linking executive and employee compensation with stockholder interests,
- Guilford's performance relative to its objectives, and
- Guilford's other accomplishments during the year.

Based on these factors, in respect of performance in 2001, the Committee decided to grant options for a total for 1,283,576 shares of Guilford stock for all eligible employees, excluding the chief executive officer. Of this amount, the Committee granted options to purchase 435,000 shares of stock to Guilford's executives, again excluding the chief executive officer.

Chief Executive Officer Compensation

In July 1993, Dr. Smith was recruited as Guilford's first employee and given the mandate to organize its operations, secure additional financing and recruit its initial staff. The Compensation Committee's general philosophy in establishing Dr. Smith's salary is the same as the compensation philosophy used for establishing the compensation of all other executive officers. In addition, the Compensation Committee's approach is to have a large percentage of Dr. Smith's target compensation based on certain performance criteria and the achievement of corporate goals. Based on Dr. Smith's leadership of the company, the Compensation Committee has voted to increase Dr. Smith's base annual salary each year since inception. In light of his performance in 2001, the Compensation Committee increased his base annual salary, awarded him a cash bonus and granted him stock options as follows:

- Base Salary Increase: $40,000 (to an annual base salary of $540,000, effective March 1, 2002),
- Cash Bonus: $210,000,
- Stock Option Grant: 150,000 shares at an exercise price of $8.81 (the closing price of the stock on the trading day preceding the grant), vesting 25% on the first anniversary of the grant date, and in 36 equal monthly installments thereafter.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits tax deductions Guilford can take for annual executive compensation over $1.0 million. There are several exceptions to this limitation, including one for qualified performance-based compensation. To be qualified, performance-based compensation must meet various requirements, including shareholder approval. Under Guilford's current compensation practices, the limitations of Section 162(m) have no or minimal applicability currently and will not in the near future. We intend to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) as long as doing so is compatible with our determination as to the most appropriate methods and approaches for the design and delivery of compensation to executive officers of Guilford.

Conclusion

In summary, we believe that through the arrangements we describe above a significant portion of Guilford's compensation program as well as Dr. Smith's compensation is contingent on Guilford's performance and that the level of benefits is closely linked to increases in long-term stockholder value. Guilford remains committed to this philosophy of "pay for performance," recognizing that the competitive market for talented executives and other employees and the volatility of Guilford's business may result in highly variable compensation for a particular time period. We will continue to monitor closely the effectiveness and appropriateness of each of the components of compensation to reflect changes in Guilford's business environment.

This report is being provided to Guilford stockholders solely for informational purposes. You should not consider this report and the stock price performance graph that follows to be "soliciting materials" or to be "filed" with the SEC. It also is not subject to the SEC's proxy rules or to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934. In addition, the report and the performance graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by Guilford under the federal securities laws.

COMPENSATION COMMITTEE

George L. Bunting, Jr. (Chair)
Elizabeth M. Greetham
W. Leigh Thompson, M.D., Ph.D.

AUDIT COMMITTEE REPORT

The Audit Committee of the Guilford Pharmaceuticals Inc. Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The members of the Committee are Ronald M. Nordmann (Chair), Joseph Klein III and George L. Bunting, Jr. The Committee recommends to the Board of Directors the selection of the Company's independent accountants.

The management of the Company is responsible for the Company's internal controls and financial reporting process. KPMG, LLP, the Company's independent accounting firm, is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and to provide a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In connection with this responsibility, the Committee has met and held discussions with management and the independent accountants. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and KPMG. The Committee has also discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

The Committee has received from KPMG the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with KPMG its independence.

Based upon the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements for the year 2001 be included in the Company's annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Ronald M. Nordmann (Chair)
Joseph Klein, III
George L. Bunting, Jr.

STOCK PERFORMANCE CHART

The following graph assumes $100 was invested on June 17, 1994 (the date on which our stock began to trade publicly) in each of (1) shares of our common stock, (2) the NASDAQ Stock Market Composite Index, and (3) the BioCentury 100 Index and shows the comparative returns on these hypothetical investments through December 31, 2001. We compute total return assuming reinvestment of any dividends. You should not rely on historical price performance to indicate future stock performance.

Guilford Pharmaceuticals Inc.
Stock Performance Chart



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INCLUSION OF STOCKHOLDER PROPOSALS IN 2003 PROXY STATEMENT

In order for stockholder proposals to be considered for inclusion in our proxy statement for our 2003 annual meeting, our bylaws provide that written notice of the stockholder proposal must be received by our Corporate Secretary, Nancy J. Linck, at 6611 Tributary Street, Baltimore, Maryland 21224, at least 45 days before the date on which we mailed notice of the annual meeting of stockholders and proxy materials for the previous year's annual meeting of stockholders. Assuming that next year's Annual Meeting is to be held within 30 days of May 14, 2003, in order for a stockholder proposal to be properly brought before the 2003 Annual Meeting, we need to have received notice of the proposal no later than February 17, 2003. The deadline for stockholder proposals to be considered for inclusion in our proxy statement for our 2003 Annual Meeting is December 4, 2002. Proposals by facsimile will not be accepted.

If our 2003 Annual Meeting is not held within 30 days of May 14, 2003, however, in order for a stockholder proposal to be properly brought before the 2003 Annual Meeting, our bylaws provide that we must receive the stockholder's notice of the proposal no later than the close of business on the 10th day following the day on which we mail or make public disclosure of the date of the 2003 Annual Meeting.

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Appendix A

GUILFORD PHARMACEUTICALS INC.

2002 STOCK AWARD AND INCENTIVE PLAN

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TABLE OF CONTENTS

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GUILFORD PHARMACEUTICALS INC.

2002 STOCK AWARD AND INCENTIVE PLAN

Guilford Pharmaceuticals Inc., a Delaware corporation (the "Company"), sets forth herein the terms of its 2002 Stock Award and Incentive Plan (the "Plan"), as follows:

1. PURPOSE

The Plan is intended to enhance the Company's and its Affiliates' (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such officers, directors, key employees, and other persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such officers, directors, key employees and other persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units and dividend equivalent rights. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 **"Affiliate"** means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.

2.2 **"Annual Incentive Award"** means an Award made subject to attainment of performance goals (as described in **Section 14**) over a performance period of up to one year (the fiscal year, unless otherwise specified by the Committee).

2.3 **"Award"** means a grant of an Option, Stock Appreciation Right, Restricted Stock, Stock granted as a bonus or in lieu of another award, Stock Unit or Dividend Equivalent Rights, other Stock-based Award, Performance Award or Annual Incentive Award, together with any related right or interest under the Plan.

2.4 **"Award Agreement"** means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5 **"Benefit Arrangement"** shall have the meaning set forth in **Section 15** hereof.

2.6 **"Board"** means the Board of Directors of the Company.

2.7 **"Cause"** means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.8 **"Code"** means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.9 **"Committee"** means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in **Section 3.2.**

2.10 **"Company"** means Guilford Pharmaceuticals Inc.

2.11 **"Corporate Transaction"** means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are shareholders or Affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.12 **"Covered Employee"** means a Grantee who is a Covered Employee within the meaning of Section 162(m)(3) of the Code.

2.13 **"Disability"** means the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.14 **"Dividend Equivalent"** means a right, granted to a Grantee under **Section 13** hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.15 **Effective Date"** means February 20, 2002, the date the Plan was approved by the Board.

2.16 **"Exchange Act"** means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.17 **"Fair Market Value"** means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, Inc. or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board in good faith.

2.18. **"Family Member"** means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.19 **"Grant Date"** means, as determined by the Board or authorized Committee, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under **Section 6** hereof, or (iii) such other date as may be specified by the Board.

2.20 **"Grantee"** means a person who receives or holds an Award under the Plan.

2.21 **"Incentive Stock Option"** means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.22 **"Non-qualified Stock Option"** means an Option that is not an Incentive Stock Option.

2.23 **"Option"** means an option to purchase one or more shares of Stock pursuant to the Plan.

2.24 **"Option Price"** means the purchase price for each share of Stock subject to an Option.

2.25 **"Other Agreement"** shall have the meaning set forth in **Section 15** hereof.

2.26 **"Outside Director"** means a member of the Board who is not an officer or employee of the Company.

2.27 **"Performance Award"** means an Award made subject to the attainment of performance goals (as described in **Section 14**) over a performance period of up to ten (10) years.

2.28 **"Plan"** means this Guilford Pharmaceuticals Inc. 2002 Stock Award and Incentive Plan.

2.29 **"Preexisting Plans"** means the following Company Plans: the 1998 Employee Share Option and Restricted Share Plan, as amended, the 1993 Employee Share Option and Restricted Share, as amended and the Directors' Stock Option Plan, as amended.

2.30 **"Purchase Price"** means the purchase price for each share of Stock pursuant to a grant of Restricted Stock.

2.31 **"Reporting Person"** means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.32 **"Restricted Stock"** means shares of Stock, awarded to a Grantee pursuant to **Section 11** hereof.

2.33 **"SAR Exercise Price"** means the per share exercise price of an SAR granted to a Grantee under **Section 10** hereof.

2.34 **"Securities Act"** means the Securities Act of 1933, as now in effect or as hereafter amended.

2.35 **"Service"** means service as an employee, officer, director or other Service Provider of the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be an employee, officer, director or other Service Provider of the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.36 **"Service Provider"** means an employee, officer or director of the Company or an Affiliate, or a consultant or adviser currently providing services to the Company or an Affiliate.

2.37 **"Stock"** means the common stock, par value $.01 per share, of the Company.

2.38 **"Stock Appreciation Right"** or **"SAR"** means a right granted to a Grantee under **Section 10** hereof.

2.39 **"Stock Unit"** means a bookkeeping entry representing the equivalent of shares of Stock, awarded to a Grantee pursuant to **Section 11** hereof.

2.40 **"Subsidiary"** means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

2.41 **"Termination Date"** means the date upon which an Option shall terminate or expire, as set forth in **Section 8.3** hereof.

2.42 **"Ten Percent Stockholder"** means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

3. ADMINISTRATION OF THE PLAN

3.1. Board.

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company's certificate of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's certificate of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final and conclusive.

3.2. Committee.

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in

Section 3.1 above and other applicable provisions, as the Board shall determine, consistent with the certificate of incorporation and by-laws of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who: (a) qualify as "outside directors" within the meaning of Section 162(m) of the Code and who (b) meet such other requirements as may be established from time to time by the Securities and Exchange Commission for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3. Terms of Awards.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i) designate Grantees,

(ii) determine the type or types of Awards to be made to a Grantee,

(iii) determine the number of shares of Stock to be subject to an Award,

(iv) establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v) 'prescribe the form of each Award Agreement evidencing an Award, and

(vi) amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board shall have the right, at its discretion, to require Grantees to return to the Company Awards previously made under the Plan. Subject to the terms and conditions of the Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate. The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause as defined in the applicable Award Agreement or the Plan, as applicable. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4. Deferral Arrangement.

The Board may permit or require the deferral of any Award into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents and restricting deferrals to comply with hardship distribution rules affecting 401(k) plans.

3.5. No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

4. STOCK SUBJECT TO THE PLAN

4.1. Overall Number of Shares Available for Delivery.

Subject to adjustment as provided in **Section 17** hereof, the number of shares of Stock available for issuance under the Plan shall be Eight Hundred Seventy Four Thousand Six Hundred and Two (874,602), *plus* 4.9% of the number of shares issued or delivered by the Company during the term of the Plan other than issuances or deliveries under the Plan or other incentive compensation plans of the Company; provided, however, that the total number of shares with respect to which ISOs may be granted shall not exceed Five Hundred Thousand (500,000); and provided further, that the total number of shares which may be issued and delivered in connection with Awards other than Options and SARs shall not exceed Five Hundred Thousand (500,000). Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company and are held as treasury shares.

4.2. Shares Available for Future Grants.

Shares subject to an Award or an award under the Pre-existing Plans that is cancelled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Grantee will again be available for Awards, and shares withheld in payment of the exercise price or taxes relating to an Award or Preexisting Plan award shall be deemed to constitute shares not delivered to the Grantee and shall be deemed to again be available for Awards under the Plan. In addition, any Award granted in assumption of or in substitution for an award of a company or business acquired by the Company shall not be counted against the number of shares reserved under the Plan. This **Section 4.2** shall apply to the number of shares reserved and available for ISOs only to the extent consistent with applicable regulations relating to ISOs under the Code.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Effective Date.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company's stockholders within one year of the Effective Date. Upon approval of the Plan by the stockholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2. Term.

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date as provided in **Section 5.3.**

5.3. Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made. An amendment shall be contingent on approval of the Company's stockholders to the extent stated by the Board or required by applicable law. No Awards shall be made after termination of the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, impair rights or obligations under any Award theretofore awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Company or Subsidiary Employees; Service Providers; Other Persons

Subject to this **Section 6**, Awards may be made under the Plan to: (i) any employee of, or other Service Provider to, the Company or of any Affiliate, including any such employee or other Service Provider who is an officer or director of the Company, or of any Affiliate, as the Board shall determine and designate from time to time, (ii) any Outside Director, and (iii) any other individual whose participation in the Plan is determined to be in the best interests of the Company by the Board.

6.2. Successive Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

6.3. Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, but only after such time as the reliance period described in Treas. Reg. Section 1.162-27(f)(2) has expired:

(i) the maximum number of shares of Stock subject to Options that can be awarded under the Plan to any person eligible for an Award under **Section 6** hereof is Five Hundred Thousand (500,000) per year;

(ii) the maximum number of shares that can be awarded under the Plan, other than pursuant to an Option to any person eligible for an Award under **Section 6** hereof is Five Hundred Thousand (500,000) per year; and

(iii) the maximum amount that may be earned as an Annual Incentive Award or other cash Award in any fiscal year by any one Grantee shall be Two Million Dollars ($2,000,000) and the maximum amount that may be earned as a Performance Award or other cash Award in respect of a performance period by any one Grantee shall be Two Million Dollars ($2,000,000).

The preceding limitations in this **Section 6.3** are subject to adjustment as provided in **Section 17** hereof.

6.4. Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

6.5. Stand-Alone, Additional, Tandem, and Substitute Awards

Awards granted under the Plan may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate, or any other right of a Grantee to receive payment from the Company or any Affiliate. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Board shall require the surrender of such other Award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Affiliate, in which the value of Stock subject to the Award is equivalent in value to the cash compensation (for example, Stock Units or Restricted Stock), or in which the Option Price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Stock minus the value of the cash compensation surrendered (for example, Options granted with an Option Price "discounted" by the amount of the cash compensation surrendered).

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Option Price

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. The Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; *provided, however,* that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

8.2. Vesting.

Subject to **Sections 8.3** and **17.3** hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this **Section 8.2**, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number. The Board may provide, for example, in the Award Agreement for (i) accelerated exercisability of the Option in the event the Grantee's Service terminates on account of death, Disability or another event, (ii) expiration of the Option prior to its term in the event of the termination of the Grantee's Service, (iii) immediate forfeiture of the Option in the event the Grantee's Service is terminated for Cause or (iv) unvested Options to be exercised subject to the Company's right of repurchase with respect to unvested shares of Stock. No Option shall be exercisable in whole or in part prior to the date the Plan is approved by the Stockholders of the Company as provided in **Section 5.1** hereof.

8.3. Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option (the "Termination Date"); *provided, however,* that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

8.4. Termination of Service.

Each Award Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Option following termination of the Grantee's Service. Such provisions shall be determined in the sole discretion of the Board, need not be uniform among all

Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5. Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein, or after ten years following the Grant Date, or after the occurrence of an event referred to in **Section 17** hereof which results in termination of the Option.

8.6. Method of Exercise.

An Option that is exercisable may be exercised by the Grantee's delivery to the Company of written notice of exercise on any business day, at the Company's principal office, on the form specified by the Company. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise.

8.7. Rights of Holders of Options

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in **Section 17** hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.8. Delivery of Stock Certificates.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.9. Reload Options.

At the discretion of the Board and subject to such restrictions, terms and conditions as the Board may establish, Options granted under the Plan may include a "reload" feature pursuant to which a Grantee exercising an Option by the delivery of a number of shares of Stock in accordance with **Section 8.6** hereof would automatically be granted an additional Option (with an Option Price equal to the Fair Market Value of the Stock on the date the additional Option is granted and with such other terms as the Board may provide) to purchase that number of shares of Stock equal to the number delivered to exercise the original Option with an Option term equal to the remainder of the original Option term unless the Board otherwise determines in the Option Award Agreement for the original grant.

9. TRANSFERABILITY OF OPTIONS

9.1. Transferability of Options

Except as provided in **Section 9.2**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in **Section 9.2**, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

9.2. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this **Section 9.2**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 9.2**, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this **Section 9.2** or by will or the laws of descent and distribution. The events of termination of Service of **Section 8.4** hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in **Section 8.4**.

10. STOCK APPRECIATION RIGHTS

The Board is authorized to grant Stock Appreciation Rights ("SARs") to Grantees on the following terms and conditions:

10.1. Right to Payment.

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Board. The Award Agreement for an SAR shall specify the grant price of the SAR, which may be fixed at the Fair Market Value of a share of Stock on the date of grant or may vary in accordance with a predetermined formula while the SAR is outstanding.

10.2. Other Terms.

The Board shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

11. BONUS STOCK, RESTRICTED STOCK AND STOCK UNITS

11.1. Bonus Stock and Awards in Lieu of Obligations.

The Board may from time to time grant stock as a bonus, or to grant Stock or other Awards in lieu of obligations of the Company to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Board.

11.2. Grant of Restricted Stock or Stock Units.

The Board may from time to time grant Restricted Stock or Stock Units to persons eligible to receive Awards under **Section 6** hereof, subject to such restrictions, conditions and other terms, if any, as the Board may determine. Awards of Restricted Stock may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

11.3. Restrictions.

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may, in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units in accordance with **Section 14.1** and **14.2**. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

11.4. Restricted Stock Certificates.

The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, *provided, however,* that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

11.5. Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

11.6. Rights of Holders of Stock Units.

11.6.1. Voting and Dividend Rights.

Unless the Board otherwise provides in an Award Agreement, holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid.

11.6.2. Creditor's Rights.

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

11.7. Termination of Service.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

11.8. Purchase of Restricted Stock.

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock. The Purchase Price shall be payable in a form described in **Section 12** or, in the discretion of the Board, in consideration for past Services rendered to the Company or an Affiliate.

11.9. Delivery of Stock.

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be.

12. FORM OF PAYMENT FOR OPTIONS AND RESTRICTED STOCK

12.1. General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

12.2. Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shares, if acquired from the Company, shall have been held for at least six months at the time of tender and which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise.

12.3. Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in **Section 19.3**.

12.4. Promissory Note.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part with a full recourse promissory note executed by the Grantee. The interest rate and other terms and conditions of such note shall be determined by the Board. The Board may require that the Grantee pledge the Stock subject to the Award for the purpose of securing payment of the note. Unless the Board determines otherwise, the stock certificate(s) representing the Stock shall not be released to the Grantee until such note is paid in full.

12.5. Other Forms of Payment.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations and rules.

13. DIVIDEND EQUIVALENT RIGHTS

13.1. Dividend Equivalent Rights.

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee as a component of another Award or as a freestanding award.

The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend Equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

13.2. Termination of Service.

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

14. PERFORMANCE AND ANNUAL INCENTIVE AWARDS

14.1. Performance Conditions

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under **Sections 14.2** hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

14.2. Performance or Annual Incentive Awards Granted to Designated Covered Employees

If and to the extent that the Committee determines that a Performance or Annual Incentive Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance or Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this **Section 14.2**.

14.2.1. Performance Goals Generally.

The performance goals for such Performance or Annual Incentive Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 14.2**. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the rights, payments, or benefits to or for the Grantee under any Other Agreement or any Benefit Arrangement would cause the Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Grantee as described in clause (ii) of the preceding sentence, then the Grantee shall have the right, in the Grantee's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Grantee under this Plan be deemed to be a Parachute Payment.

16. REQUIREMENTS OF LAW

16.1. General.

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Specifically, in connection with the Securities Act, upon the exercise of any Option or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable until the shares of Stock covered by such Option are registered or are exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2. Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

17.1. Changes in Stock.

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company's stockholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Company may, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2. Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction.

Subject to **Section 17.3** hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation.

employment, or during the one-year (1-year) period following termination of such employment:

(i) The Grantee, acting alone or with others, directly or indirectly, prior to a Change in Control, (A) engages, either as employee, employer, consultant, advisor, or director, or as an owner, investor, partner, or stockholder unless the Grantee's interest is insubstantial, in any business in an area or region in which the Company conducts business at the date the event occurs, which is directly in competition with a business then conducted by the Company or a subsidiary or affiliate; (B) induces any customer or supplier of the Company or a subsidiary or affiliate with which the Company or a subsidiary or affiliate has a business relationship, to curtail, cancel, not renew, or not continue his or her or its business with the Company or any subsidiary or affiliate; or (C) induces, or attempts to influence, any employee of or service provider to the Company or a subsidiary or affiliate to terminate such employment or service. The Board shall, in its discretion, determine which lines of business the Company conducts on any particular date and which third parties may reasonably be deemed to be in competition with the Company. For purposes of this **Section 18.2 (i)**, a Grantee's interest as a stockholder is insubstantial if it represents beneficial ownership of less than two (2) percent of the outstanding class of stock, and a Grantee's interest as an owner, investor, or partner is insubstantial if it represents ownership, as determined by the Board in its discretion, of less than two (2) percent of the outstanding equity of the entity;

(ii) The Grantee discloses, uses, sells, or otherwise transfers, except in the course of employment with or other service to the Company or any subsidiary or affiliate, any confidential or proprietary information of the Company or any subsidiary or affiliate, including but not limited to information regarding the Company's current and potential customers, organization, employees, finances, and methods of operations and investments, so long as such information has not otherwise been disclosed to the public or is not otherwise in the public domain, except as required by law or pursuant to legal process, or the Grantee makes statements or representations, or otherwise communicates, directly or indirectly, in writing, orally, or otherwise, or takes any other action which may, directly or indirectly, disparage or be damaging to the Company or any of its subsidiaries or affiliates or their respective officers, directors, employees, advisors, businesses or reputations, except as required by law or pursuant to legal process; or

(iii) The Grantee fails to cooperate with the Company or any subsidiary or affiliate in any way, including, without limitation, by making himself or herself available to testify on behalf of the Company or such subsidiary or affiliate in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, or otherwise fails to assist the Company or any subsidiary or affiliate in any way, including, without limitation, in connection with any such action, suit, or proceeding by providing information and meeting and consulting with members of management of, other representatives of, or counsel to, the Company or such subsidiary or affiliate, as reasonably requested.

18.3. Agreement Does Not Prohibit Competition or Other Grantee Activities.

Although the conditions set forth in this Article 18 shall be deemed to be incorporated into an Award, a Grantee is not thereby prohibited from engaging in any activity, including but not limited to competition with the Company and its subsidiaries and affiliates. Rather, the non-occurrence of the Forfeiture Events set forth in **Section 18.2** is a condition to the Grantee's right to realize and retain value from his or her compensatory Options and Awards, and the consequence under the Plan if the Grantee engages in an activity giving rise to any such Forfeiture Event are the forfeitures specified herein. The Company and the Grantee shall not be precluded by this provision or otherwise from entering into other agreements concerning the subject matter of **Sections 18.1** and 18.2.

18.4. Board Discretion.

The Board may, in its discretion, waive in whole or in part the Company's right to forfeiture under this Article 18, but no such waiver shall be effective unless evidenced by a writing signed by a duly authorized officer of the Company. In addition, the Board may impose additional conditions on Awards, by inclusion of appropriate provisions in the document evidencing or governing any such Award.

19. GENERAL PROVISIONS

19.1. Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

19.2. Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

19.3. Withholding Taxes

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any Federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an Award or upon the issuance of any shares of Stock upon the exercise of an Option or pursuant to an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold shares of Stock otherwise issuable to the Grantee or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this **Section 19.3** may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

19.4. Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

19.5. Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

19.6. Number And Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

19.7. Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

19.8. Governing Law

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the State of Maryland, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

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To record adoption of the Plan by the Board as of , 2002, and approval of the Plan by the stockholders on , 2002, the Company has caused its authorized officer to execute the Plan.

GUILFORD PHARMACEUTICALS INC.

By: ______________________________

Title: _____________________________

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Appendix B

GUILFORD PHARMACEUTICALS INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

1.12. **"Purchase Price"** means the purchase price of each share of Common Stock purchased under the Plan.

2. SHARES SUBJECT TO THE PLAN.

Subject to adjustment as provided in **Section 26** below, the aggregate number of shares of Common Stock that may be made available for purchase by participants under the Plan is 300,000. The shares issuable under the Plan may, in the discretion of the Board, be authorized but unissued shares, treasury shares, or shares purchased on the open market.

3. ADMINISTRATION.

The Plan shall be administered under the direction of the Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

4. INTERPRETATION.

The Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations will be final and binding upon all persons.

5. ELIGIBLE PARTICIPANT.

Any employee of or service provider to the Company or any of its Participating Affiliates ("eligible participant") may participate in the Plan, except with respect to employees the following, who are ineligible to participate: (a) an employee who has been employed by the Company or any of its Participating Affiliates for less than three months as of the beginning of an Offering Period; (b) an employee whose customary employment is for less than five months in any calendar year; (c) an employee whose customary employment is 20 hours or less per week; and (d) an employee who, after exercising his or her rights to purchase shares under the Plan, would own shares of Common Stock (including shares that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of stock of the Company. Notwithstanding the foregoing, the Board may at any time in its sole discretion determine that certain employees or service providers are not eligible to participate in the Plan.

6. PARTICIPATION IN THE PLAN.

An eligible participant may become a participant in the Plan by completing an election to participate in the Plan on a form provided by the Company and submitting that form to the Payroll Department of the Company. The form will authorize: (i) payment of the Purchase Price by payroll deductions, and if authorized by the Committee, payment of the Purchase Price by means of periodic cash payments from participants, and (ii) the purchase of shares of Common Stock for the participant's account in accordance with the terms of the Plan. Enrollment will become effective upon the first day of an Offering Period.

7. OFFERINGS.

At the time an eligible participant submits his or her election to participate in the Plan (as provided in **Section 6** above), the participant shall elect to have deductions made from his or her pay on each pay day following his or her enrollment in the Plan, and for as long as he or she shall participate in the Plan. The deductions will be credited to the participant's account under the Plan. No interest shall accrue on the payroll deductions of a participant. Pursuant to **Section 6** above, the Committee shall also have the authority to authorize in the election form the payment for shares of Common Stock through cash payments from participants. A participant may not during any Offering Period change his or her percentage of payroll deduction for that Offering Period, nor may a participant withdraw any contributed funds, other than in accordance with **Sections 16** through **20** below.

8. OFFERING PERIODS AND PURCHASE PERIODS.

The Offering Periods and Purchase Periods shall be determined by the Committee. The first Offering Period under the Plan shall commence on the date determined by the Committee. Each Offering Period shall consist of one or more Purchase Periods, as determined by the Committee.

9. RIGHTS TO PURCHASE COMMON STOCK; PURCHASE PRICE.

Rights to purchase shares of Common Stock will be deemed granted to participants as of the first trading day of each Offering Period. The Purchase Price of each share of Common Stock shall be determined by the Committee; *provided, however,* that the Purchase Price shall not be less than the lesser of 85 percent of the Fair Market Value of the Common Stock (i) on the first trading day of the Offering Period or (ii) on the last trading day of the Purchase Period; *provided, further*, that in no event shall the Purchase Price be less than the par value of the Common Stock.

10. TIMING OF PURCHASE.

Unless a participant has given prior written notice terminating participation in the Plan, or participation in the Plan has otherwise been terminated as provided in **Sections 16** through **20** below, such participant will be deemed to have exercised automatically his or her right to purchase Common Stock on the last trading day of the Purchase Period (except as provided in **Section 16** below) for the number of shares of Common Stock which the accumulated funds in the participant's account at that time will purchase at the Purchase Price, subject to the participation adjustment provided for in **Section 15** below and subject to adjustment under **Section 26** below. Notwithstanding the foregoing, no shares shall be sold pursuant to the Plan unless the Plan is approved by the Company's stockholders in accordance with **Section 25** below.

11. PURCHASE LIMITATION

Notwithstanding any other provision of the Plan, no participant may purchase in any one calendar year under the Plan shares of Common Stock having an aggregate Fair Market Value in excess of $25,000, determined as of the first trading date of the Offering Period as to shares purchased during such period. Effective upon the last trading day of the Purchase Period, a participant will become a stockholder with respect to the shares purchased during such period, and will thereupon have all dividend, voting and other ownership rights incident thereto. In addition, the Committee or the Board may impose a limit on the number of shares or the value of shares that a participant may purchase in each Offering or Purchase Period; provided, that, such limitations shall be imposed prior to the start of the relevant Offering or Purchase Period.

from his or her pay on each pay day following his or her enrollment in the Plan, and for as long as he or she shall participate in the Plan. The deductions will be credited to the participant's account under the Plan. No interest shall accrue on the payroll deductions of a participant. Pursuant to **Section 6** above, the Committee shall also have the authority to authorize in the election form the payment for shares of Common Stock through cash payments from participants. A participant may not during any Offering Period change his or her percentage of payroll deduction for that Offering Period, nor may a participant withdraw any contributed funds, other than in accordance with **Sections 16** through **20** below.

8. OFFERING PERIODS AND PURCHASE PERIODS.

The Offering Periods and Purchase Periods shall be determined by the Committee. The first Offering Period under the Plan shall commence on the date determined by the Committee. Each Offering Period shall consist of one or more Purchase Periods, as determined by the Committee.

9. RIGHTS TO PURCHASE COMMON STOCK; PURCHASE PRICE.

Rights to purchase shares of Common Stock will be deemed granted to participants as of the first trading day of each Offering Period. The Purchase Price of each share of Common Stock shall be determined by the Committee; *provided, however*, that the Purchase Price shall not be less than the lesser of 85 percent of the Fair Market Value of the Common Stock (i) on the first trading day of the Offering Period or (ii) on the last trading day of the Purchase Period; *provided, further*, that in no event shall the Purchase Price be less than the par value of the Common Stock.

10. TIMING OF PURCHASE

Unless a participant has given prior written notice terminating participation in the Plan, or participation in the Plan has otherwise been terminated as provided in **Sections 16** through **20** below, such participant will be deemed to have exercised automatically his or her right to purchase Common Stock on the last trading day of the Purchase Period (except as provided in **Section 16** below) for the number of shares of Common Stock which the accumulated funds in the participant's account at that time will purchase at the Purchase Price, subject to the participation adjustment provided for in **Section 15** below and subject to adjustment under **Section 26** below. Notwithstanding the foregoing, no shares shall be sold pursuant to the Plan unless the Plan is approved by the Company's stockholders in accordance with **Section 25** below.

11. PURCHASE LIMITATION

Notwithstanding any other provision of the Plan, no participant may purchase in any one calendar year under the Plan shares of Common Stock having an aggregate Fair Market Value in excess of $25,000, determined as of the first trading date of the Offering Period as to shares purchased during such period. Effective upon the last trading day of the Purchase Period, a participant will become a stockholder with respect to the shares purchased during such period, and will thereupon have all dividend, voting and other ownership rights incident thereto. In addition, the Committee or the Board may impose a limit on the number of shares or the value of shares that a participant may purchase in each Offering or Purchase Period; provided, that, such limitations shall be imposed prior to the start of the relevant Offering or Purchase Period.

12. ISSUANCE OF STOCK CERTIFICATES AND SALE OF PLAN SHARES.

On the last trading day of the Purchase Period, a participant will be credited with the number of shares of Common Stock purchased for his or her account under the Plan during such Purchase Period. Shares purchased under the Plan will be held in the custody of an agent (the "Agent") appointed by the Board of Directors. The Agent may hold the shares purchased under the Plan in stock certificates in nominee names and may commingle shares held in its custody in a single account or stock certificate without identification as to individual participants. The Committee shall have the right to require any or all of the following with respect to shares of Common Stock purchased under the Plan:

(i) that a participant may not request that all or part of the shares of Common Stock be reissued in the participant's own name and the stock certificates delivered to the participant until two years (or such shorter period of time as the Committee may designate) have elapsed since the first day of the Offering Period in which the shares were purchased and one year has elapsed since the day the shares were purchased (the "Holding Period");

(ii) that all sales of shares during the Holding Period applicable to such shares be performed through a licensed broker acceptable to the Company; and

(iii) that participants abstain from selling or otherwise transferring shares of Common Stock purchased pursuant to the Plan for a period lasting up to two years from the date the shares were purchased pursuant to the Plan.

13. WITHHOLDING OF TAXES.

To the extent that a participant realizes ordinary income in connection with a sale or other transfer of any shares of Common Stock purchased under the Plan, the Company may withhold amounts needed to cover such taxes from any payments otherwise due and owing to the participant or from shares that would otherwise be issued to the participant hereunder. Any participant who sells or otherwise transfers shares purchased under the Plan within two years after the beginning of the Offering Period in which the shares were purchased must within 30 days of such transfer notify the Payroll Department of the Company in writing of such transfer.

14. ACCOUNT STATEMENTS.

The Company will cause the Agent to deliver to each participant a statement for each Purchase Period during which the participant purchases Common Stock under the Plan, reflecting the amount of payroll deductions during the Purchase Period, the number of shares purchased for the participant's account, the price per share of the shares purchased for the participant's account and the number of shares held for the participant's account at the end of the Purchase Period.

15. PARTICIPATION ADJUSTMENT.

If in any Purchase Period the number of unsold shares that may be made available for purchase under the Plan pursuant to **Section 1** above is insufficient to permit exercise of all rights deemed exercised by all participants pursuant to **Section 10** above, a participation adjustment will be made, and the number of shares purchasable by all participants will be reduced proportionately. Any funds then remaining in a participant's account after such exercise will be refunded to the participant.

16. CHANGES IN ELECTIONS TO PURCHASE.

a. Ceasing Payroll Deductions or Periodic Payments

A participant may, at any time prior to the last trading day of the Purchase Period, by written notice to the Company, direct the Company to cease payroll deductions (or, if the payment for shares is being made through periodic cash payments, notify the Company that such payments will be terminated), in accordance with the following alternatives:

(i) The participant's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the participant's account; or

(ii) Withdraw the amount in such participant's account and terminate such participant's option to purchase.

b. Decreasing Payroll Deductions During a Purchase Period

A participant may decrease his or her rate of contribution once during a Purchase Period (but not below one percent (1%) of regular earnings) by delivering to the Company a new form regarding election to participate in the Plan under **Section 6** above.

c. Modifying Payroll Deductions or Periodic Payments at the Start of an Offering Period

Any participant may increase or decrease his or her payroll deduction or periodic cash payments, to take effect on the first day of the next Offering Period, by delivering to the Company a new form regarding election to participate in the Plan under **Section 6** above.

17. TERMINATION OF SERVICES.

In the event a participant ceases providing services to the Company or a Participating Affiliate for any reason prior to the last day of the Purchase Period except under circumstances described in **Section 18** below, the amount in the participant's account will be distributed to the participant (or to the participant's beneficiary (or estate in the case a beneficiary is not named) in the case of the participant's death) and the participant's option to purchase will terminate.

18. LAY-OFF, AUTHORIZED LEAVE OF ABSENCE OR DISABILITY.

Payroll deductions for shares for which a participant has an option to purchase may be suspended during any period of absence of the participant from work due to lay-off, authorized leave of absence or disability or, if the participant so elects, periodic payments for such shares may continue to be made in cash.

If such participant returns to active service prior to the last day of the Purchase Period, the participant's payroll deductions will be resumed and if said participant did not make periodic cash payments during the participant's period of absence, the participant shall, by written notice to the Company's Payroll Department within 10 days after the participant's return to active service, but not later than the last day of the Purchase Period, elect:

(a) To make up any deficiency in the participant's account resulting from a suspension of payroll deductions by an immediate cash payment;

(b) Not to make up such deficiency, in which event the number of shares to be purchased by the participant shall be reduced to the number of whole shares which may be purchased with the amount, if any, then credited to the participant's account plus the aggregate amount, if any, of all payroll deductions to be made thereafter; or

(c) Withdraw the amount in the participant's account and terminate the participant's option to purchase.

A participant on lay-off, authorized leave of absence or disability on the last day of the Purchase Period shall deliver written notice to the Company on or before the last day of the Purchase Period, electing one of the alternatives provided in the foregoing clauses (a), (b) and (c) of this **Section 18**. If any participant fails to deliver such written notice within 10 days after the participant's return to active service or by the last day of the Purchase Period, whichever is earlier, the participant shall be deemed to have elected subsection 18(c) above.

If the period of a participant's lay-off, authorized leave of absence or disability shall terminate on or before the last day of the Purchase Period, and the participant shall not resume providing services to the Company or a Participating Affiliate, the participant shall receive a distribution in accordance with the provisions of **Section 17** of this Plan.

19. FAILURE TO MAKE PERIODIC CASH PAYMENTS.

Under any of the circumstances contemplated by this Plan, where the purchase of shares is to be made through periodic cash payments in lieu of payroll deductions, the failure to make any such payments shall reduce, to the extent of the deficiency in such payments, the number of shares purchasable under this Plan by the participant.

20. TERMINATION OF PARTICIPATION.

A participant will be refunded all moneys in his or her account, and his or her participation in the Plan will be terminated if either (a) the Board elects to terminate the Plan as provided in **Section 25** below, or (b) the participant ceases to be eligible to participate in the Plan under **Section 5** above. As soon as practicable following termination of participation in the Plan, the Company will deliver to the participant a check representing the amount in the participant's account and a stock certificate representing the number of whole shares held in the participant's account. Once terminated, participation may not be reinstated for the then current Offering Period, but, if otherwise eligible, the participant may elect to participate in any subsequent Offering Period.

21. ASSIGNMENT.

No participant may assign his or her rights to purchase shares of Common Stock under the Plan, whether voluntarily, by operation of law or otherwise. Any payment of cash or issuance of shares of Common Stock under the Plan may be made only to the participant (or, in the event of the participant's death, to the participant's beneficiary (or estate in the case a beneficiary is not named)). Once a stock certificate has been issued to the participant or for his or her account, such certificate may be assigned the same as any other stock certificate.

22. APPLICATION OF FUNDS.

All funds received or held by the Company under the Plan may be used for any corporate purpose until applied to the purchase of Common Stock and/or refunded to participants. Participants' accounts will not be segregated.

23. NO RIGHT TO CONTINUED EMPLOYMENT OR PROVISION OF SERVICES.

Neither the Plan nor any right to purchase Common Stock under the Plan confers upon any participant any right to continued employment with the Company or any of its Participating Affiliates, nor will participation in the Plan restrict or interfere in any way with the right of the Company or any of its Participating Affiliates to terminate the participant's employment or provision of services at any time.

24. AMENDMENT OF PLAN.

The Board may, at any time, amend the Plan in any respect (including an increase in the percentage specified in **Section 9** above used in calculating the Purchase Price). No amendment may be made that impairs the vested rights of participants.

25. TERM AND TERMINATION OF THE PLAN.

The Plan shall be effective as of the date of adoption by the Board, which date is set forth below, subject to approval of the Plan by a majority of the votes present and entitled to vote at a duly held meeting of the shareholders of the Company at which a quorum representing a majority of all outstanding voting stock is present, either in person or by proxy; *provided, however*, that upon approval of the Plan by the shareholders of the Company as set forth above, all rights to purchase shares granted under the Plan on or after the effective date shall be fully effective as if the shareholders of the Company had approved the Plan on the effective date. If the shareholders fail to approve the Plan on or before one year after the effective date, the Plan shall terminate, any rights to purchase shares granted hereunder shall be null and void and of no effect, and all contributed funds shall be refunded to participating employees. The Board may terminate the Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participating employees that have vested at the time of termination. In any event, the Plan shall, without further action of the Board, terminate ten (10) years after the date of adoption of the Plan by the Board or, if earlier, at such time as all shares of Common Stock that may be made available for purchase under the Plan pursuant to **Section 1** above have been issued.

26. EFFECT OF CHANGES IN CAPITALIZATION.

a. Changes in Stock.

If the number of outstanding shares of Common Stock is increased or decreased or the shares of Common Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend, or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares that may be purchased under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which rights are outstanding shall be similarly adjusted so that the proportionate interest of a participant immediately following such event shall, to the extent practicable, be the same as immediately prior to such event. Any such adjustment in outstanding rights shall not change the aggregate Purchase Price payable by a participant with respect to shares subject to such rights, but shall include a corresponding proportionate adjustment in the Purchase Price per share. Notwithstanding the foregoing, in the event of a spin-off that results in no change in the number of outstanding shares of the Common Stock of the Company, the Company may, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares for which rights are outstanding under the Plan, and (ii) the Purchase Price per share.

b. Reorganization in Which the Company Is the Surviving Corporation.

Subject to **Section c,** if the Company shall be the surviving corporation in any reorganization, merger or consolidation of the Company with one or more other corporations, all outstanding rights under the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to such rights would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Purchase Price per share so that the aggregate Purchase Price thereafter shall be the same as the aggregate Purchase Price of the shares subject to such rights immediately prior to such reorganization, merger or consolidation.

c. Reorganization in Which the Company Is Not the Surviving Corporation, Sale of Assets or Stock, and other Corporate Transactions.

Upon any dissolution or liquidation of the Company, or upon a merger, consolidation or reorganization of the Company with one or more other corporations in which the Company is not the surviving corporation, or upon a sale of all or substantially all of the assets of the Company to another corporation, or upon any transaction (including, without limitation, a merger or reorganization in which the Company is the surviving corporation) approved by the Board that results in any person or entity owning more than 80 percent of the combined voting power of all classes of stock of the Company, the Plan and all rights outstanding hereunder shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation of the Plan and/or the assumption of the rights theretofore granted, or for the substitution for such rights of new rights covering the stock of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and exercise prices, in which event the Plan and rights theretofore granted shall continue in the manner and under the terms so provided. In the event of any such termination of the Plan, the Offering Period and the Purchase Period shall be deemed to have ended on the last trading day prior to such termination, and in accordance with **Section 12** above the rights of each participant then outstanding shall be deemed to be automatically exercised on such last trading day. The Board shall send written notice of an event that will result in such a termination to all participants at least ten (10) days prior to the date upon which the Plan will be terminated.

d. Adjustments.

Adjustments under this **Section 26** related to stock or securities of the Company shall be made by the Committee, whose determination in that respect shall be final, binding, and conclusive.

e. No Limitations on Company.

The grant of a right pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

27. GOVERNMENTAL REGULATION.

The Company's obligation to issue, sell and deliver shares of Common Stock pursuant to the Plan is subject to such approval of any governmental authority and any national securities exchange or other market quotation system as may be required in connection with the authorization, issuance or sale of such shares.

28. STOCKHOLDER RIGHTS.

Dividends paid with respect to shares credited to each participant's account will be themselves credited to such account. The Company will deliver to each participant who purchases shares of Common Stock under the Plan, as promptly as practicable by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed by the Company to its stockholders. Any shares of Common Stock held by the Agent for an participant's account will be voted in accordance with the participant's duly delivered and signed proxy instructions. There will be no charge to participants in connection with such notices, proxies and other materials.

29. RULE 16B-3.

Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or any successor provision under the Securities Exchange Act of 1934, as amended. If any provision of the Plan or action by the Board fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Board. Moreover, in the event the Plan does not include a provision required by Rule 16b-3 to be stated herein, such provision (other than one relating to eligibility requirements, or the price and amount of awards) shall be deemed automatically to be incorporated by reference into the Plan.

30. PAYMENT OF PLAN EXPENSES.

The Company will bear all costs of administering and carrying out the Plan.

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